Filed pursuant to Rule 424(b)(4)
Registration No. 333-146437

Longtop Financial Technologies Limited

10,434,500 American Depositary Shares

Representing

10,434,500 Ordinary Shares

Longtop Financial Technologies Limited, or Longtop, is offering 8,529,500 American depositary shares, or ADSs. The selling shareholders identified in this prospectus are offering an additional 1,905,000 ADSs. Each ADS represents one ordinary share. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We have been approved to list the ADSs on the New York Stock Exchange under the symbol “LFT.”

See “ Risk Factors” beginning on page 12 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$17.500	$182,603,750
Underwriting discount	$1.225	$12,782,262.5
Proceeds, before expenses, to Longtop	$16.275	$138,817,612.5
Proceeds, before expenses, to the selling shareholders	$16.275	$31,003,875

To the extent the underwriters sell more than 10,434,500 ADSs, the underwriters have an option to purchase up to an additional 470,175 ADSs from us and an additional 1,095,000 ADSs from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in US dollars in New York, New York on October 29, 2007.

Sole Global Co-ordinator

Goldman Sachs (Asia) L.L.C.

Joint Bookrunners

Goldman Sachs (Asia) L.L.C. Deutsche Bank Securities

Jefferies & Company

Prospectus dated October 24, 2007.

东南融通
Longtop Group

Wulumuqi
Bazhou
Changchun
Chifeng
Huhehaote
Baotou
Beijing
Baoding
Shijiazhuang
Yinchuan
Lanzhou
Xi'an
Zhengzhou
Xuzhou
Suqian
Nantong
Nanjing
Hefei
Shanghai
Chengdu
Chongqing
Yichang
Jingzhou
Wuhan
Hangzhou
Ningbo
Nanchang
Longyan
Xiamen
Guiyang
Kunming
Guangzhou
Dongguan
Zhongshan
Yangjiang
Maoming
Five delivery centers
Two research centers
Three sales offices
34 ATM service centers
Over 700 engineers

www.Longtop.com

Through and including November 18, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Business

We are a leading software developer and information technology, or IT, services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to IDC, an independent market research company, we were the third largest “banking IT solution provider” in China measured by market share in 2006.

We offer select software solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China.

•	Our channel-related solutions enable banks to interact with their customers through various channels such as ATMs, bank tellers, call centers and online banking.

•	Our business-related solutions are directed at executing banking transactions such as international trade finance, payments and settlements and credit card operations.

•

Our management-related solutions support a financial institution’s internal operations and management, such as business intelligence, enterprise resource management, work-flow management and credit and risk management.

•	Our other value-added solutions address our banking and non-banking clients’ various IT needs such as payroll management for public sector employees.

We provide both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.

Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, namely, China Construction Bank, Agricultural Bank of China and Bank of China. We have provided in recent years services to eight of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks in China, and two of the largest life insurance companies in China, namely, New China Life Insurance and China Pacific Insurance Group.

We operate five delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou, two research centers located in Xiamen and Shanghai and 34 ATM service centers located in 20 out of 31 provinces in China. We have sales offices in Xiamen, Beijing and Shanghai. As of September 25, 2007, we had 1,094 employees in China.

Our total revenues grew from $15.2 million in 2004 to $43.2 million in 2006 and our net income grew from $6.6 million in 2004 to $8.3 million in 2006. Our total revenues for the three months ended

March 31, 2007 and June 30, 2007 were $8.8 million and $16.1 million, respectively, and our net income for the three months ended March 31, 2007 and June 30, 2007 were $768,000 and $4.9 million, respectively. Our total share-based compensation expenses in 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007 were $37,000, $12.9 million, $235,000 and $262,000, respectively. Effective April 1, 2007, we changed our fiscal year from a calendar year to a fiscal year ending March 31. Our revenues are generally lower in the first and second calendar quarters due to seasonal fluctuations partly as a result of our clients’ budgeting and spending cycles.

Consistent with our growth strategy to enhance our solution and service offerings and access additional clients, we acquired in 2006 Advanced Business Services (Beijing) Co., Ltd., or ABS, an integration services provider located in Beijing. In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd., or FEnet, a software developer focused on business intelligence, and its subsidiary. We expect to complete the acquisition in October 2007, after which we will have a total of 1,355 employees. We believe we are well-positioned to serve the evolving needs of our clients and capitalize on the growth opportunities in China’s financial services IT market.

Our Industry

Financial services institutions globally have spent heavily on IT for many years. In the fast-paced, competitive financial services industry, companies are increasingly relying on flexible and reliable IT infrastructure to gain competitive advantages. According to IDC, global banking and insurance IT spending reached $124.9 billion and $43.8 billion, respectively, in 2006 and is expected to grow at a compound annual growth rate, or CAGR, of 6.4% and 5.6%, respectively, to reach $170.7 billion and $57.5 billion, respectively, in 2011.

China’s GDP has been growing at a rapid pace and China’s financial services industry has also experienced rapid expansion. Similar to their global peers, Chinese financial services institutions, particularly banks, have been increasing IT spending to manage both growth and growing business complexity. According to IDC, total IT spending by China’s banking industry reached RMB36.6 billion ($4.8 billion) in 2006, up 15.4% from 2005. Compared to developed economies, China’s financial services industry is unique in many aspects, including business organization, operating procedures, customer preferences and level of sophistication in products and services. In addition, the regulatory environment in China is also in a state of change, and the Chinese government has introduced a number of key reforms in the sector. As a result, China’s financial services industry needs highly specialized IT products and service providers who understand China’s domestic market and regulatory environment.

IT spending in China’s financial services industry is migrating from data concentration to application integration and financial product innovation. As financial services institutions continue to improve their IT infrastructure, the share of hardware in total spending will decrease while that of software and IT services will continue to grow. According to IDC, spending on banking IT hardware from 2007 to 2011 is projected to grow at a CAGR of 8.0% whereas spending on banking packaged software and spending on banking IT services are projected to grow at a CAGR of 21.7% and 22.3%, respectively.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors, enabling us to attain a leadership position in the financial services IT market in China.

•	market leader with extensive financial services expertise;

•	strong solution and service development capability;

•	established relationships with leading financial institutions in China;

•	comprehensive solution and service offerings;

•	scalable, nationwide delivery and service platform; and

•	proven management with successful track record.

Our Strategy

Our goal is to become the dominant leader in software development and IT services for the financial services industry in China and expand globally. We intend to achieve this goal by implementing the following strategies:

•	strengthen relationships with key clients;

•	diversify our client base and service offerings to capture new growth opportunities;

•	continue to enhance our development and delivery capabilities;

•	attract and retain quality employees; and

•	pursue strategic acquisitions and alliances that fit with our core competencies and growth strategy.

Our Challenges

We believe our primary challenges are:

•	single industry focus;

•

past and likely future dependence on a few clients for a significant portion of our revenue and this dependence is likely to continue. In 2004, 2005, 2006 and for the three months ended March 31, 2007 and June 30, 2007, various branches and entities affiliated with our largest client accounted for 50.0%, 51.0%, 42.0%, 45.0% and 30.3% of our revenue, respectively, while various branches and entities affiliated with our second largest client accounted for 33.0%, 29.0%, 30.0%, 22.0% and 19.3% of our revenue, respectively;

•	uncertainties in our development, introduction and marketing of new solutions and services;

•	recruitment, training and retention of skilled software engineers and mid-level personnel;

•	competition from existing competitors and new market entrants;

•	execution of our growth strategy;

•

protection of our trade secrets and other valuable intellectual property. We have transferred intellectual property rights to a number of our customized software solutions and a small number of our standardized solutions to our clients and consequently may not own all the intellectual property rights to our current and future software solutions; and

•

reliance principally on dividends paid by our PRC operating subsidiaries to fund cash and financing requirements, while there are PRC laws restricting the ability of these subsidiaries from paying dividends or making other distributions to us.

In addition, we face risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. Thus, you should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Our Corporate History and Structure

Our primary operating subsidiary, Xiamen Longtop System Co., Ltd., or Longtop System, was established in Xiamen, China, in July 1996. Longtop Financial Technologies (BVI) Limited, or Longtop BVI, our holding company incorporated in the British Virgin Islands in October 2000, acquired all of the equity interests of Longtop System in October 2004. In preparation for our initial public offering, we incorporated Longtop Financial Technologies Limited in the Cayman Islands on August 7, 2007. Longtop Financial Technologies Limited became our ultimate holding company when it issued shares to the existing shareholders of Longtop BVI on September 5, 2007 in exchange for all of the shares of Longtop BVI held by those shareholders. Neither of these corporate reorganizations resulted in a change of control of Longtop System or its subsidiaries in China.

We conduct substantially all of our business through Longtop System. We also conduct a portion of our business through Advanced Business Services (Beijing) Co., Ltd. and Guangzhou FEnet Information Technologies Co., Ltd.

Longtop System is the 100% beneficial owner of Xiamen Longtop Technology Co., Ltd., Xiamen Longtop Information Technology Co., Ltd., Beijing Longtop Technology Co., Ltd. and Shanghai Longtop Information Technology Co., Ltd. We formed Xiamen Longtop Technology Co., Ltd. in November 1996 to provide services to non-financial clients and formed Xiamen Longtop Information Technology Co., Ltd. in October 2004 to provide ATM maintenance services. Aggregate revenues from Xiamen Longtop Technology Co., Ltd. and Xiamen Longtop Information Technology Co., Ltd. for 2006 and the three months ended March 31, 2007 and June 30, 2007 constituted less than 10% of our revenues. Beijing Longtop Technology Co., Ltd. and Shanghai Longtop Information Technology Co., Ltd. have been inactive since inception, and Shanghai Longtop Information Technology Co., Ltd. is in the process of being liquidated. We formed Guangzhou FEnet Information Technologies Co., Ltd. as a wholly-owned subsidiary of Longtop BVI in July 2007 to primarily offer business intelligence solutions.

The following diagram illustrates our corporate structure as of the date of this prospectus but does not reflect our outsourcing business which we spun off in July 2007. In February 2006, we established Longtop International Holdings Limited, or LTI, with three other shareholders to provide outsourcing services. We acquired the interest of these other shareholders in January 2007. To expand our outsourcing business, we acquired Minecode LLC through LTI in March 2007. In July 2007, we disposed of our interest in LTI and Minecode LLC for strategic business purposes. Our revenues for the three months ended March 31, 2007 and June 30, 2007 include $1.0 million and $4.5 million in outsourcing revenues.

(1)	Primarily to service our non-financial clients.
(2)	Primarily to provide ATM maintenance services.
(3)	Revenues from these entities constituted less than 10% of our total revenues in 2006 and during the three months ended March 31, 2007 and June 30, 2007.
(4)	These entities have been inactive since their inception.
(5)	Primarily to develop business intelligence solutions.

Our Corporate Information

Our principal executive offices are located at 15/F, Block A, Chuangxin Building, Software Park, Xiamen 361005, People’s Republic of China. Our telephone number at this address is 86 (592) 2396 888. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number in the Cayman Islands is 1 (345) 949 1040.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.longtop.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the U.S. is Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017. Law Debenture’s telephone number is 1 (212) 750-6474.

Conventions Used in this Prospectus

In this prospectus, unless the context otherwise requires, “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries and affiliated entities; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “shares” or “ordinary shares” refers to our ordinary shares; “ADSs” refers to American depositary shares, each representing one ordinary share; “Renminbi” or “RMB ” refers to the legal currency of China; and “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise indicated, all historical share and per-share data contained in this prospectus have been restated to give effect to an issue of bonus shares effected on October 9, 2007, which increased the number of the issued shares and share equivalents by approximately 50%.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this prospectus have been made at the rate of RMB7.6120 to $1.00, which was the noon buying rate as of June 29, 2007 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may reduce the value of your investment.” On October 23, 2007, the noon buying rate was RMB7.5020 to $1.00.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by us	8,529,500 ADSs

ADSs offered by the selling shareholders	1,905,000 ADSs

Price per ADS	$17.50 per ADS

ADSs outstanding immediately after this offering	10,434,500 ADSs

Ordinary shares outstanding immediately after this offering

49,277,600 shares, excluding 8,550,000 ordinary shares reserved for issuance under our employee share incentive plan, of which 3,580,740 are issuable upon the exercise of outstanding options, 541,650 are issuable upon the exercise of restricted share units and additional 4,427,610 are available for issuance.

ADS to ordinary share ratio	Each ADS represents one ordinary share.

New York Stock Exchange symbol	LFT

The ADSs	The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Deutsche Bank Trust Company Americas.

Option to purchase additional ADSs	We and the selling shareholders have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,565,175 ADSs.

Use of proceeds	We intend to use the net proceeds from this offering to acquire an office building in Xiamen, China, pay previously declared cash dividends, pursue strategic acquisitions and for other general corporate purposes. See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, our directors and executive officers and all of our shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data and other consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2006, June 30, 2006 and June 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read this Summary Consolidated Financial Data together with consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have changed our fiscal year from a calendar year to a fiscal year ending March 31, effective April 1, 2007. We prepared audited financial statements for the three months ended March 31, 2007. Because we changed our fiscal year to end on March 31, we have not combined our financial information for the three months ended March 31, 2006 and 2007 with our financial information for the three months ended June 30, 2006 and 2007 and have instead presented those periods separately. The three months ended June 30, 2007 correspond to the first fiscal quarter of our fiscal year ended March 31, 2008.

	For the Year Ended December 31,			For the Three Months Ended March 31,		For the Three Months Ended June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands, except share and per share or ADS data)
Consolidated Statement of Operations Data:
Revenues:
Software development	13,263	21,568	33,312	4,545	5,869	7,554	8,240
Other services(1)	1,968	3,718	9,868	1,825	2,887	3,387	7,833

Total revenues	15,231	25,286	43,180	6,370	8,756	10,941	16,073
Less: Business taxes	(111)	(204)	(534)	(90)	(105)	(125)	(117)

Net revenues	15,120	25,082	42,646	6,280	8,651	10,816	15,956

Cost of revenues:
Software development(2)	1,921	1,804	4,092	370	1,831	753	2,285
Other services	646	1,515	3,037	548	1,523	709	4,691

Total cost of revenues	2,567	3,319	7,129	918	3,354	1,462	6,976

Gross profit	12,553	21,763	35,517	5,362	5,297	9,354	8,980
Operating expenses(2)	4,182	6,522	22,921	10,986	3,926	1,864	3,889

Income (loss) from operations	8,371	15,241	12,596	(5,624)	1,371	7,490	5,091
Net income (loss)	6,621	12,540	8,308	(4,070)	768	5,109	4,929
Net income (loss) per share/ADS:
—Basic	0.29	0.42	0.25	(0.14)	0.02	0.17	0.12
—Diluted	0.29	0.41	0.22	(0.14)	0.02	0.14	0.12
Shares used in computation of net income per share:
—Basic	23,125,000	30,000,000	29,761,901	30,000,000	29,705,267	29,909,334	29,705,267
—Diluted	23,125,000	37,920,822	37,874,254	30,000,000	40,326,495	35,297,191	40,496,633
Cash dividends declared per ordinary share	0.08	0.03	—	—	—	—	—

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
(1) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1.0	—	4.5

(2) Includes share-based compensation expenses as follows:
Cost of revenues	—	—	839	1	3	2	3
Operating expenses	—	37	12,044	7,823	232	385	259

	As of June 30, 2007
	Actual	Pro Forma(1)	Pro Forma as adjusted(2)
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	79,444	45,438	181,581
Accounts receivables, net	19,131	19,131	19,131
Total assets	134,774	100,768	236,911
Total current liabilities	35,945	35,945	35,945
Total mezzanine equity	47,887	47,887	—
Total shareholders’ equity	49,767	15,761	199,791
Total liabilities, mezzanine equity and shareholders’ equity	134,774	63,826	199,969

(1)	Our consolidated pro forma balance sheet data as of June 30, 2007 gives effect to the LTI spin-off and related distributions to our shareholders and the payment of our previously declared $30.0 million cash dividend to our shareholders as of October 5, 2007. See “Dividend Policy” and Note 2 to our unaudited consolidated financial statements for the three months ended June 30, 2007.
(2)	Our consolidated pro forma as adjusted balance sheet data as of June 30, 2007 gives effect to (i) adjustments in footnote (1) above, (ii) the conversion of all of our outstanding preference shares into 10,313,862 ordinary shares immediately prior to the closing of this offering, and (iii) the issuance and sale of 8,529,500 ordinary shares in the form of ADSs by us in this offering, at an initial public offering price of $17.50 per ADS, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

Other Selected Financial Data*

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
Software development gross profit margins(1)	84.8%	90.8%	86.5%	90.5%	67.6%	88.9%	71.5%
Other services gross profit margins(1)	66.5%	58.5%	68.0%	68.6%	46.0%	77.9%	39.4%
Gross profit margins(2)	82.4%	86.1%	82.3%	84.2%	60.5%	85.5%	55.9%
Income from operations margins(3)	55.0%	60.3%	29.2%	(88.3)%	15.7%	68.5%	31.7%
Net income margins(4)	43.5%	49.6%	19.2%	(63.9)%	8.8%	46.7%	30.7%

*	We believe these measures are important to the evaluation of our financial performance.
(1)	Margins equal applicable gross profit divided by applicable total revenues.
(2)	Margins equal gross profits divided by total revenues.
(3)	Margins equal income from operations divided by total revenues.
(4)	Margins equal net income divided by total revenues.

Recent Developments

The following estimated financial results for the three months ended September 30, 2007 are subject to completion of our normal quarter-end closing procedures and may change. See “Recent Developments” for further disclosure on the important limitations with respect to the following.

We estimate that our total revenues, excluding revenues from FEnet, for the three months ended September 30, 2007 will range from approximately $19 million to $20 million, which is an increase of 42.4% to 49.8% from $13.3 million in the corresponding period in 2006. We estimate that our software development revenues, excluding revenues from FEnet, for the three months ended September 30, 2007 will range from approximately $17.2 to $18.2 million, which is an increase of 62.6% to 72.0% from $10.6 million in the corresponding period in 2006. Because we did not have VSOE or evidence that costs of PCS were immaterial, software development revenues for the three months ended September 30, 2006 included $2.1 million of revenues for services that had been provided in previous periods.

We estimate that the gross margin percentages for our non-outsourcing operations in the three months ended September 30, 2007 will not be less than the 71.5% comparable gross margin percentage for the three months ended June 30, 2007.

We estimate that our net income for the three months ended September 30, 2007 will be no less than the net income of $4.9 million for the three months ended June 30, 2007.

We expect that a smaller percentage of our total revenues will come from our two largest clients, China Construction Bank and Agricultural Bank of China, compared to results from the quarters ended March 31, 2007 and June 30, 2007, with a significant increase in revenues from Bank of China and national and city commercial banks.

An entity controlled by our chairman and largest shareholder previously sold share interests in approximately 5.0 million of our ordinary shares to some of our officers and employees at $4.83 per share in exchange for promissory notes aggregating $23.9 million. Upon consummation of this offering, those promissory notes will be forgiven in full and we will incur a share-based compensation charge of $23.9 million.

RISK FACTORS

An investment of our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We focus mostly on the financial services industry. Our growth depends on the growth of financial services companies in China and their IT investment. The recent growth of financial services companies in China and their IT investment may not continue, and our revenues may not grow or may even decline.

We derive substantially all our revenues from the financial services industry, and our recent revenue growth has been driven by growth in both China’s financial services industry and related IT solutions and service spending by industry participants. This growth may not continue at the same rate or at all. We believe substantial changes in the financial services industry, including decreasing profit margins in certain sectors, regulatory and technological changes and other trends, in recent years have led to increased IT solutions and services spending. A reduction in the rate of change could reduce demand for our software solutions and services. The financial services industry is also sensitive to changes in economic conditions and unforeseen events, including political instability, recession, inflation or other adverse occurrences. Any event that results in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house, could harm our results of operations and business prospects.

We depend on a few clients for a significant portion of our revenues and this dependence is likely to continue. If we fail to obtain business from these key existing clients, our revenues will decline.

We depend on two of the four state-controlled national banks, or Big 4 banks, for a significant portion of our revenues. In 2004, 2005, 2006 and for the three months ended March 31, 2007 and June 30, 2007, Big 4 Client A accounted for 50.0%, 51.0%, 42.0%, 45.0% and 30.3% of our revenues, respectively, while Big 4 Client B accounted for 33.0%, 29.0%, 30.0%,22.0% and 19.3% of our revenues, respectively. We do not have long-term contracts with these two banks. We enter into contracts with bank headquarters or branches with independent procurement authority. Each contract is for the provision of solutions or services for the duration of the relevant project or services. As of August 31, 2007, we had provided and contracted to provide solutions under contracts with 32 counterparties, including headquarters and branches, affiliated with Big 4 Client A, and 27 similar counterparties affiliated with Big 4 Client B. We expect that a significant portion of our sales will continue to be generated by a small number of clients.

To anticipate our client’s future IT needs, build their trust and develop suitable solutions, we must maintain a close relationship with our key clients. Any failure to maintain this close relationship, due to unsuccessful sales and marketing efforts, lack of suitable solutions, unsatisfactory performance or other reasons, could result in our losing a client and its business. If we lose a key client, a key client significantly reduces its purchasing levels or delays a major purchase or we fail to attract additional major clients, our revenues could decline, and our operating results could be materially and adversely affected.

We may lose our clients and our financial results would suffer if our clients change the decision-making body for their IT procurement or investment, merge with or are acquired by other financial services companies, develop their own in-house capabilities or fail to expand.

Our business may be negatively impacted if our business with our clients is reduced due to the following reasons:

•

Our clients may change their decision-making body for making IT investments and key decision makers may change.    The decision to purchase our software solutions and services is in some cases made by bank headquarters and in other cases by local bank branch offices. For each key client, we use a sales team dedicated to maintaining close relationships with the relevant IT procurement decision-makers. We build these extensive relationships over the course of several years. However, IT purchasing authority may become more centralized or transferred to different bodies. If a bank centralizes purchasing decisions or otherwise changes the decision making body or level within the bank at which the purchase decision is made or a key decision-maker is replaced, transferred or leaves the bank, our client relationships may be disrupted and we may be unable to effectively and timely restore these relationships.

•

Consolidation of our clients and growth of in-house capabilities. There is a growing trend for financial institutions in China to consolidate. As these institutions grow in size, they may exert pricing pressure on vendors, and/or find it more cost-effective to set up their own IT departments or divisions to meet their IT needs, instead of relying on third-party companies for solutions and services. In addition, as restrictions against foreign ownership in financial and insurance industries ease, more foreign investors may acquire stakes in or form strategic alliances with PRC financial institutions, and may direct or influence management to use IT vendors recommended or favored by the investor, leading to lost or reduced business with these existing clients.

•

Our clients fail to expand. The financial services industry in China is becoming increasingly competitive. Our clients may not successfully compete with their domestic and foreign competitors in the future. If our key clients suffer a reduced market share or their results of operations and financial condition are otherwise adversely affected, they may reduce their IT spending and change expansion plans for their IT systems, which in turn may materially and adversely affect our growth and results of operations.

We have transferred intellectual property rights to a number of our customized software solutions and a small number of our standardized solutions to our clients and may not own all the intellectual property rights to our software solutions. We may be subject to intellectual property infringement claims from these clients and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business and materially affect our gross margin and net income.

Over half of our contracts for custom-designed projects between December 2006 and September 2007 and some of our contracts for custom-designed projects prior to December 2006 provided that our clients own intellectual property rights to software solutions developed under such contracts. Most of these affected contracts provided that we have the rights to own and commercialize any substantial improvements we make to the software solutions developed for clients under these contracts. A small number of these affected contracts either do not explicitly provide for such rights or provide that we have no such rights. Furthermore, a small number of our existing standardized solutions were based on, and our future standardized solutions may be derived from, at least in part, customized software solutions developed under these contracts.

The total contract value of these affected custom-designed projects between December 2006 and September 2007 was $17.1 million and the total contract value of these affected custom-designed projects prior to December 2006 was $2.5 million. The total contract value of our existing standardized solutions based on the affected customized software solutions was $785,000 as of August 31, 2007. We have also sold, and may sell in the future, variations of these software solutions to other clients. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).

Furthermore, due to the lack of clarity in a client contract for one of our important standardized software solutions, it may be interpreted that we have transferred to the client intellectual property rights to this software solution. We have sold the same software solutions to a small number of our clients for $473,000 as of August 31, 2007 and will continue to sell the same solutions to other clients. As a result of this practice, we may be subject to intellectual property right infringement claims from the client to whom we may have transferred the intellectual property rights to this software.

In addition, in a small number of our software sales contracts, our clients and us have joint ownership rights to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, these clients may have a profit-sharing claim to our later developed solutions that may arguably be deemed “improvements” to solutions we developed for them earlier.

If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we typically provide indemnification to clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions, and are therefore subject to the risk of indemnity claims. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margin and net income.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of August 31, 2007, we had one pending patent application in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current lack of patent protection may prevent us from being able to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may be unable to effectively execute projects, maintain, expand or renew existing client engagements and obtain new clients if we fail to attract, train, motivate and retain quality employees, particularly highly skilled engineers and mid-level managers, who can effectively perform the services offered by us.

We depend on highly skilled engineers and mid-level managers, constituting the bulk of our employee base, to effectively develop and deliver our solutions and services. Recently, the growth of our business has been and may continue to be limited by our ability to attract, train and retain these qualified individuals. For the remainder of 2007, we expect to add approximately 70 software development engineers. The market for qualified and experienced engineers throughout China is highly competitive, particularly in the areas of software programming and system engineering. We may be unable to retain our current workforce or hire additional personnel as planned. If we cannot hire these additional employees, or if we fail to provide appropriate training, career opportunities and otherwise motivate and retain our quality employees, we may not be able to execute our growth strategies and our business could suffer.

Increases in wages for IT professionals will increase our net cash outflow and our gross margin and profit margin may decline.

Historically, wages for comparably skilled technical personnel in the Chinese IT services industry have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s IT services industry have increased and may continue to increase at faster rates. Wage increases will increase our cost of software solutions and IT services of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.

Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. Most of our clients in the financial services industry determine their annual IT investment plans and budgets in the last quarter of each calendar year and do not finalize their annual spending plans until the first quarter of the following year. For our customized solutions, we generally incur costs evenly during the project life while most of the related revenues are generated later in the project as we reach project milestones and complete projects. Also, the Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts signed and completed in the third and fourth calendar quarters. Due to the annual budget cycles of most of our clients, we also may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our clients’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

A significant portion of the software development revenues we generate are fixed amounts according to our sales contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.

A significant portion of the software development revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required we may experience cost overruns and mismatches in project staffing. Conversely, if we over estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.

We may be forced to reduce the prices of our software products due to shortened product life cycles, increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

The software and IT services industry in China is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products and services, shortening product life cycles and significant price competition from our competitors. As the life cycle of a software product matures, the average selling price of the same product generally declines. A shortening life cycle of our software products generally could result in price erosion for these products if we are unable to introduce new products, or if our new products are not favorably received by our clients. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our software products in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our software products.

Any decrease in our level of standardized software solutions, including as a result of the unpredictable development cycle of our standardized software solutions, may cause our revenues and gross profit to decline.

Revenues from sales of our standardized software comprised 7.1%, 25.5%, 52.5%, 23.1% and 34.4% of our total revenues for 2004, 2005, 2006 and for the three months ended March 31, 2007 and June 30, 2007, respectively, representing a substantial portion of our total revenues. Almost all of our software development cost of revenue relates to our customized software solutions. The development cycle of our standardized software can be unpredictable. If we experience a change in the sales levels for our standardized software solutions, due to delays in the development process for a significant number of standardized solutions or otherwise, our revenues and gross profit could be materially and adversely affected as a result.

The software and IT-related services market for financial institutions in China is highly competitive, and we may fail to compete successfully, thereby resulting in loss of clients and decline in our revenues and profit margins.

The software and IT-related services market for financial institutions in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. Our most significant competition comes from the in-house IT departments of our customers. We also face competition from well-funded international platform providers, such as Bearing Point and IBM, domestic IT solution providers for the financial service industry, such as Digital China Holdings Limited, and other targeted solutions providers in certain market segments in which we operate. We expect competition to increase from domestic and international competitors as additional companies compete to meet the IT requirements of financial institutions in China. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

The markets for our software and IT-related services change rapidly because of technological innovation, new product introductions, declining prices and evolving industry standards, among other factors. New solutions and new technology often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to keep up with the latest technological progress and to develop or acquire and integrate new technologies into our software and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may be unable to continue to commit the resources necessary to keep our competitive technological advantages and our ability to effectively compete in the market may suffer as a result.

We are relatively new to the insurance and corporate areas in China and our experience in the banking industry in China may not be transferable to these areas.

We are relatively new to the insurance and corporate areas in China. Our knowledge and experience in the banking industry may not be transferable to the insurance and corporate areas. If we do not possess or if we fail to develop the required expertise in these new areas, our growth may be adversely affected.

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new solutions and services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of these endeavors will involve risks and require substantial management effort and skill. We may be unable to manage our growth effectively and any failure to do so may have a material adverse effect on our business.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

Historically, we have added new solutions or services and acquired additional clients through selected acquisitions. We expect selective acquisitions of high-quality financial IT services companies will contribute to our future growth. We may not be able, however, to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our growth strategies effectively or efficiently. In addition, our management attention may be diverted by the acquisition and integration process. As a result, our earnings, revenues growth and business could be negatively affected.

We face risks once a business is acquired and the acquired companies may not perform to our expectations, either of which may adversely affect our results of operations.

We face risks when we acquire other businesses. These risks include:

•	difficulties in the integration of acquired operations and retention of personnel,

•	entry into unfamiliar markets,

•	unforeseen or hidden liabilities,

•	tax and accounting issues, and

•	inability to generate sufficient revenues to offset acquisition costs.

Acquired companies may not perform to our expectations for various reasons, including the loss of key personnel or, as a result, key clients, and our strategic focus may change. As a result, we may not realize the benefit we anticipated. If we fail to integrate acquired businesses or realize the expected benefit, we may lose the return on the investment in these acquisitions, incur transaction costs and our operations may be negatively impacted as a result.

Defects in our software, errors in our systems integration or maintenance services or our failure to perform our professional services could result in a loss of clients and decrease in revenues, unexpected expenses and a reduction in market share.

Our software solutions are complex and may contain defects, errors and bugs when first introduced to the market or to a particular client, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed and we may not be able to correct these problems on a timely basis. These defects, errors or bugs could interrupt or delay completion of projects or sales to our clients. In addition, our reputation may be damaged and we may fail to obtain new projects from existing clients or new clients. We may make mistakes when we provide systems integration and maintenance services.

We also provide a range of IT services, including ATM maintenance, system integration and other ancillary services, and must meet stringent quality requirements for performing these services. If we fail to meet these requirements, we may be subject to claims for breach of contracts with our clients. Any such claim or adverse resolution of such claim against us may hurt our reputation and have a material adverse effect on our business.

Our costs could increase substantially if we suffer a significant number of warranty claims for third party hardware and software procured on behalf of our clients and the manufacturers or their agents do not provide the back-to-back warranties that they have contracted to provide to us.

With our system integration services, we assist clients with the procurement and installation of hardware and software which best meets their system requirements. We assist our clients in managing the equipment manufacturers, obtaining bids and proposals on their behalf, negotiating terms and where required monitoring the installation and testing, which is normally provided by the manufacturers. In some contracts, we may also provide financing to our clients. Where warranty is required, we obtain, on behalf of our clients, manufacturers’ warranties and support for the third party hardware and software. On behalf of our clients we procure equipment from major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, IBM, Microsoft, Nortel and Oracle.

Our warranties include service for both hardware and our and third-party software solutions. Although we arrange back-to-back warranties with hardware and software vendors, we have the contractual responsibility to maintain the installed hardware and software. Most of our contracts do not have disclaimers or limitations on liability for special, consequential and incidental damages nor do we cap the amounts recoverable for damages.

We may incur losses due to business interruptions resulting from occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

We currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Xiamen, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.

Some of our contracts with clients contain termination clauses and expose us to penalties or other contractual liabilities, which could result in unexpected expenses or declined revenues.

Some of our contracts with clients permit termination in the event our performance is not consistent with the quality and other standards specified in those contracts. The ability of our clients to terminate contracts creates an uncertain revenue stream. If our clients are not satisfied with our level of performance, our reputation in the industry may suffer, which may also materially and adversely affect our business, results of operations and financial condition.

Some of our contracts provide for penalties upon the occurrence of certain events such as if we failed to meet a specified timetable or failed to achieve certain quality or other standards. As a result, we are exposed to the risk that we will incur significant penalties in performing these contracts. In addition, the failure of our technology suppliers to deliver the necessary hardware and components in accordance with our specifications could result in our default under our contracts with our clients, which could have a material adverse effect on our business, results of operations and financial condition.

We depend on third-party technologies and third-party technology suppliers. If these technologies and suppliers are not available to us at reasonable costs or at all, our expenses may increase, our profit margins may decline and any resulting contractual defaults may harm our reputation, result in a loss of clients and decreased revenues.

Our solutions are designed to work on or in conjunction with third-party hardware and software solutions. If any third party were to discontinue making their solutions available to us or our clients on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly use or interoperate with their hardware or software solutions, our solutions would have to be redesigned to function with or on alternative third-party solutions, or we may be precluded from selling the solutions. An alternative source of suitable technology may not be available on terms acceptable to us or at all, and we may be unable to develop an alternative product on a timely basis or at a reasonable cost. Our failure or inability to license, acquire or develop alternative technologies or solutions on a timely basis or at a reasonable cost could have a material adverse effect on our business, results of operations and financial condition.

In addition, our technology suppliers’ failure to deliver the necessary hardware and components in accordance with our specifications could result in our default under our contracts with our clients, which in turn could materially and adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Xiaogong Jia, our chairman of the board of directors, Weizhou Lian, our chief executive officer, and Derek Palaschuk, our chief financial officer. If one or more of our management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members. Our chief executive officer and chief financial officer have signed employment agreements with us and the rest of the executive officers have entered into employment agreements with Longtop System. While the employment agreements with us contain non-competition provisions, the employment agreements with Longtop System do not contain such provisions. Moreover, if any dispute arises between our chief executive officer or chief financial officer and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

The PRC government has provided various incentives to domestic companies in the software industry in order to encourage development of the software industry in China. All of our PRC subsidiaries currently receive rebates, business tax exemptions and government incentives in the form of reduced enterprise income tax at the applicable rate of 15% on taxable profits in China as compared to the statutory rate of 33%. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyright for these solutions and met government authorities’ requirements. In addition, we are currently exempted from business tax for revenues generated from technology development, transfer and related consulting services. We receive these government incentives because our PRC subsidiaries are domestic software companies in China, our headquarters are located in Xiamen, a special economic zone in China where special incentives are provided, or our services fall into specified categories. The PRC government authorities may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on our gross revenues.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, or the New EIT Law, which will take effect on January 1, 2008. Under the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as our PRC subsidiaries, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if our PRC subsidiaries qualify as qualifying high-technology enterprises, they will continue to benefit from a preferential tax rate of 15%, subject to any transitional period rules implemented starting from January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase from its existing tax rate of 15% or less to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.

Furthermore, under the New EIT Law, the exemption to the withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may no longer be available. See “Risks Related to Doing Business in China—The dividends we receive from our operating subsidiaries and our global income may be subject to PRC tax under the amended PRC Enterprise Income Tax Law, which will increase our expenses and reduce our net income.”

Any significant failure in our information technology systems could subject us to contractual liabilities to our clients, harm our reputation and adversely affect our results of operations.

Our business and operations are highly dependent on the ability of our information technology systems to timely process various transactions across different markets and solutions. The proper functioning of our financial control, accounting, customer service and other data processing systems, together with the communication systems between our various subsidiaries and delivery centers and our main offices in Xiamen, is critical to our business and to our ability to compete effectively. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. We could also experience system interruptions due to the failure of their systems to function as intended or the failure of the systems relied upon to deliver services such as ATM networks, the Internet, or the systems of financial institutions, processors that integrate with other systems and networks and systems of third parties. Loss of all or part of the systems for a period of time could have a material adverse effect on our business and business reputation. We may be liable to our clients for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter financial services providers and consumers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could divert our customers’ funds, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2009, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with their audit of our consolidated financial statements for both 2006 and the three months ended March 31, 2007, our auditors, an independent registered public accounting firm, identified and communicated to us one material weakness for 2006 and, for both 2006 and the three months ended March 31, 2007, a significant deficiency and a large number of other deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board that could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The material weakness for 2006 identified by our independent auditors related to insufficient resources in our accounting department to properly identify and analyze transactions and prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. The significant deficiency for 2006 and the three months ended March 31, 2007 noted a lack of detailed accounting policies or procedures which define the accounting process to be followed for both routine and non-routine transactions.

To remedy the 2006 material weakness and the remaining significant deficiency and control deficiencies, we have, among other things, begun to adopt measures to improve our internal control over financial reporting. To strengthen our accounting resources, we hired additional accounting personnel in 2007 with U.S.
GAAP experience. We have also developed and are rolling out procedures to address key relevant accounting areas for routine and non-routine transactions. Related efforts also include establishing a U.S. GAAP based accounting system and implementing procedures to more quickly convert our accounts from PRC GAAP to U.S. GAAP.

We will continue to implement measures to remedy these material weaknesses and significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We have granted, and may continue to grant, stock options under our share incentive plan, resulting in increased share-based compensation expenses and, therefore, reduced net income.

We adopted a share incentive plan in 2005 and for the year ended December 31, 2006 recorded $12.9 million as share-based compensation expenses.

Of that total, $2.9 million resulted from the sale by Well Active International Limited, or Well Active, a BVI company owned by three of our employees who act as nominee shareholders at the direction of Xiaogong Jia, our chairman of the board of directors. Upon this offering, we will incur an additional $23.9 million in share-based compensation expenses from the cancellation of the notes issued in connection with the sale by Well Active International Limited of 5.0 million shares to our employees. See “Management—Compensation of Directors and Executive Officers.” As of June 30, 2007, we had $7.7 million in unrecognized share-based compensation.

Under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our share incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our solutions and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	allocation of resources.

While the PRC economy has grown significantly over the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy, which has occurred from time to time, could result in a decrease in the country’s average income level, which in turn could reduce demand for our solutions.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our solutions and consequently have a material adverse effect on our business.

Uncertainties with respect to the PRC legal system could limit legal protections available to us.

We conduct substantially all of our business through our operating subsidiaries in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have no precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through our operating subsidiaries, which are limited liability companies established in China. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our Chinese subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, they are required to allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their respective boards of directors. Moreover, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The dividends we receive from our operating subsidiaries and our global income may be subject to PRC tax under the amended PRC Enterprise Income Tax Law, which will increase our expenses and reduce our net income.

Under current PRC tax laws, we are exempted from withholding tax on dividends we receive from our PRC subsidiaries. Under the amended PRC Enterprise Income Tax Law, or the New EIT Law, to be effective on January 1, 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax. Although the New EIT Law provides for a maximum withholding tax rate of 20%, the rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. Given the lack of detailed implementing rules or explanations, we can not assure you that we will qualify for any withholding tax exemption or reduction under the amended tax law. If the withholding tax is levied, our business, financial condition and results of operations could be materially and adversely affected as a result.

In addition, under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The New EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our revenues and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission or the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may reduce the value of your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. From July 21, 2005 to June 30, 2007, the Renminbi cumulatively appreciated approximately 8.0% over the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Some of our PRC resident beneficial owners have not registered with the local SAFE branch as required under SAFE regulations. The failure or inability of these PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants. Any failure to comply with the relevant registration procedures may affect the effectiveness of our employee stock ownership plans or share option plans and subject the plan participants, the companies offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. These penalties may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals must be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering, and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State

Administration of Taxation, the State Administration for Industry and Commerce, or SAIC, the CSRC, and the SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Global Law Office, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we have completed our restructuring before September 8, 2006, the effective date of the new regulation, the new regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later rules of the CSRC, and if an application for the CSRC approval is required, we have a justifiable basis to request a waiver from the CSRC, if and when such procedures are established to obtain such a waiver.

A copy of Global Law Office’s legal opinion regarding this new PRC regulation is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the United States Securities and Exchange Commission, or the SEC, at www.sec.gov.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Any health epidemics and other outbreaks could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to provide on site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have been approved to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar;

•	intellectual property litigation;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $13.54 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our pro forma adjusted net tangible book value per ADS as of June 30, 2007, after giving effect to this offering and an initial public offering price of $17.50 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 49,277,600 ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary shall, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

You may not be able to participate in rights offerings and may experience dilution of your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares and ADSs.

A small number of our existing shareholders, namely, Mr. Xiaogong Jia, our co-founder and chairman of our board of directors, Mr. Weizhou Lian, our co-founder and chief executive officer, Cathay ITfinancial Services Ltd., or Cathay ITfinancial, Tiger Global Private Investment Partners III, L.P. and Tiger Global Private Investment Partners IV, L.P., or Tiger, currently beneficially own a total of 94.2% of our outstanding share capital and collectively will beneficially own approximately 74.6% of our outstanding share capital immediately before completion of this offering. As such, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We currently do not intend to follow the New York Stock Exchange requirements that a majority of our directors consist of independent directors or that we implement a nominating committee. This may afford less protection to our holders of ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among others, a majority of its board members be independent and a nominating committee. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating committee. Since a majority of our board of directors will not consist of independent directors and we will not have a separate nominating committee to identify individuals qualified to become board or committee members or set corporate governance guidelines as long as we rely on the foreign private issuer exemption, there will be fewer board members exercising independent judgment and the level of board oversight on the management of our company may decrease as result. The board members who are not independent may cause a merger, consolidation or change of control transactions without the consent of the independent directors, which may lead to a conflict of interest with the interest of holders of our ordinary shares and ADSs.

Our articles of association contain anti-takeover provisions, and we may adopt additional anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our post-offering articles of association create a board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year. Our post-offering articles of association also contain provisions that authorize our board of directors, without further action by our shareholders, to issue shares whether pursuant to a shareholder rights agreement or otherwise in one or more series and to designate the price, rights, preferences, privileges and restrictions of shares. Under these anti-takeover provisions, shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Furthermore, we may in the future amend our articles of association to adopt additional provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These anti-takeover provisions may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. If our board of directors decides to issue shares in reliance of the provisions described above, or adopt additional anti-takeover provisions, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a public company of the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not specifically allocated most of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. Such proceeds from this offering may also be placed in investments that do not produce income or that may lose value.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. We expect these new rules and regulations to increase our director and officer liability insurance, accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial conditions and results of operations;

•	our estimated financial results for the three months ended September 30, 2007;

•	the expected growth of the financial services, software development and IT services market in China and internationally;

•	our expectations regarding demand for our products and services;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to implement our know-how, modules and design;

•	our ability to attract and retain quality employees;

•	our ability to pursue strategic acquisitions and alliances;

•	our plans to invest in research and development to enhance our solution and service offerings;

•	competition in our industry in China and internationally;

•	general economic and business conditions in the regions and countries we provide our solutions and services;

•	relevant government policies and regulations relating to our industry; and

•	market acceptance of our solutions and services.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Summary—Our Challenges,” “Risk Factors,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. The IT market for the financial services industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the IT and financial services industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publication market data cited in this prospectus was prepared on our or our affiliates’ behalf.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $136.1 million, or approximately $143.8 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an initial offering price of $17.50 per ADS.

We plan to use the net proceeds of this offering as follows:

•	approximately $25 million to acquire an office building in Xiamen;

•

approximately $10 to $20 million for acquisitions of IT service companies, including approximately $3.4 million in cash and potentially an additional $2.6 million in cash earn-out payment in connection with the acquisition of FEnet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Acquisitions and Strategic Alliances.” Other than the FEnet acquisition, we currently do not have any agreements or understandings to make any material acquisitions of, or investments in, any business;

•	approximately $30 million to pay a previously declared dividend. See “Dividend Policy;” and

•	the balance of the proceeds for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We declared and paid dividends to holders of our ordinary shares in the amount of $0.08 and $0.03 per share, respectively, for 2004 and 2005. We recently made dividend distributions to our shareholders totalling approximately $4.0 million in cash and 729,107 of our ordinary shares in connection with our disposition of LTI. See “Related Party Transactions—The LTI Spin-off and Related Arrangements.” On October 5, 2007, we declared a $30 million cash dividend payable to our shareholders on that date, subject to completion of this offering. However, we do not have any present plan to pay any cash dividends on our ordinary shares in the near future and you will not participate in the recently declared cash dividend. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) dividend distributions to our existing shareholders in connection with the disposition of LTI and its outsourcing business; (ii) the payment of a $30 million cash dividend declared to our existing shareholders and payable upon the closing of this offering; and (iii) the issuance of an additional 95,856 series B preferred shares on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006. See “Dividend Policy” and Note 2 to our unaudited consolidated financial statements for the three months ended June 30, 2007.

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments above, (ii) the conversion of all of our outstanding preferred shares into 10,313,862 ordinary shares upon the closing of this Offering; and (iii) the sale of 8,529,500 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of $17.50 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted
	($ in thousands)
Debt:
Secured	178	178	178

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.01 par value, 6,360,001 shares authorized, issued and outstanding)	23,214	23,214	—
Series B convertible redeemable preferred shares ($0.01 par value, 3,858,005 and 3,953,861 shares authorized, issued and outstanding, respectively)	24,673	24,673	—

Shareholders’ equity:
Ordinary shares ($0.01 par value, 68,640,000 shares authorized, 29,705,267 shares issued and outstanding, and 47,500,377 shares issued and outstanding on a pro forma basis)	297	304	493
Additional paid-in capital	19,382	12,118	195,959
Retained earnings	26,749	—	—
Accumulated other comprehensive income	3,339	3,339	3,339

Total shareholders’ equity	49,767	15,761	199,791

Total capitalization	97,832	63,826	199,969

Information in the above table excludes 8,550,000 ordinary shares reserved for issuance under our 2005 long-term incentive plan.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our convertible preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Our net tangible book value as of June 30, 2007 was approximately $90.0 million, or $3.03 per ordinary share and ADS as of that date.

Adjusted net tangible book value as of June 30, 2007 was approximately $56.0 million, or $1.88 per share and ADS being our net book value as of that date adjusted to reflect (i) dividend distributions to our existing shareholders in connection with the disposition of LTI and its outsourcing business; (ii) the payment of a $30 million cash dividend declared and payable to our shareholders upon the closing of this offering and (iii) the issuance of an additional 95,856 series B preferred shares on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006. See “Dividend Policy” and Note 2 to our unaudited consolidated financial statements for the three months ended June 30, 2007.

Dilution is determined by subtracting adjusted net tangible book value per ordinary share, after giving effect to the conversion of all outstanding convertible preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the initial public offering price per ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in adjusted net tangible book value after June 30, 2007, other than to give effect to the conversion of all outstanding series A and B redeemable, convertible preferred shares into ordinary shares upon the completion of this offering and our sale of the ADSs offered in this offering at the initial public offering price of $17.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma adjusted net tangible book value as of June 30, 2007 would have been $192.1 million, or $3.96 per outstanding ordinary share and ADS. This represents an immediate increase in adjusted net tangible book value of $2.07 per ordinary share and ADS, to the existing shareholders and an immediate dilution in adjusted net tangible book value of $13.54 per ordinary share and ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Ordinary Share/ADS
Initial public offering price	$17.50
Adjusted net tangible book value per share as of June 30, 2007	$1.88
Pro forma adjusted net tangible book value per share after giving effect to the conversion of our preferred shares	$1.40
Pro forma adjusted net tangible book value per share after giving effect to the conversion of our preferred shares and this offering	$3.96
Amount of dilution in adjusted net tangible book value per share to new investors in the offering	$13.54

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise by the underwriters of their option to purchase additional ADSs.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share
	Number		Percent	Amount	Percent
Existing shareholders	40,019,128	(1)	82.4%	$49,767	26.8%	$1.24
New investors	8,529,500		17.6%	$136,143	73.2%	$15.96

Total	48,548,628		100.0%	$185,910	100.0%

(1)	Includes 95,856 series B preferred shares issued on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 3,580,740 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.17 per share, and there were 4,427,610 ordinary shares available for future issuance upon the exercise of future grants under our 2005 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.6120 to $1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 23, 2007, the noon buying rate was RMB7.5020 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October (through October 23)	7.5020	7.5095	7.5158	7.5000

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive personal judgment obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based on such judgment of the U.S. court provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Global Law Office has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated financial data presented below for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and our balance sheet data as of December 31, 2005 and 2006 and as of March 31, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this prospectus.

Our selected consolidated balance sheet data as of December 31, 2004 is derived from our audited consolidated financial statements that are not included in this prospectus. Our selected consolidated statement of operations data for the three months ended March 31, 2006, June 30, 2006 and June 30, 2007 have been derived from our unaudited consolidated financial statements. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods.

Effective April 1, 2007, we have changed our fiscal year from a calendar year to a fiscal year ending March 31. We prepared audited financial statements for the three months ended March 31, 2007. Because we changed our fiscal year to end on March 31, we have not combined our financial information for the three months ended March 31, 2006 and 2007 and our financial information for the three months ended June 30, 2006 and 2007 and have instead presented those periods separately. The three months ended June 30, 2007 correspond to the first fiscal quarter of our fiscal year ended March 31, 2008.

We have not included financial information for the years ended December 31, 2002 and December 31, 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Software development	13,263	21,568	33,312	4,545	5,869	7,554	8,240
Other services(1)	1,968	3,718	9,868	1,825	2,887	3,387	7,833

Total revenues	15,231	25,286	43,180	6,370	8,756	10,941	16,073
Less: Business taxes	(111)	(204)	(534)	(90)	(105)	(125)	(117)

Net revenues	15,120	25,082	42,646	6,280	8,651	10,816	15,956

Cost of revenues:
Software development(2)	1,921	1,804	4,092	370	1,831	753	2,285
Other services	646	1,515	3,037	548	1,523	709	4,691

Total cost of revenues	2,567	3,319	7,129	918	3,354	1,462	6,976

Gross profit	12,553	21,763	35,517	5,362	5,297	9,354	8,980

Operating expenses:
Research and development(2)	918	1,072	1,797	344	341	317	437
Sales and marketing(2)	833	1,451	3,170	801	711	7	926
General and administrative(2)	2,431	3,999	17,954	9,841	2,874	1,540	2,526

Total operating expenses	4,182	6,522	22,921	10,986	3,926	1,864	3,889

Income from operations	8,371	15,241	12,596	(5,624)	1,371	7,490	5,091

Other (loss) income (expense):
Interest income	29	71	343	43	100	69	281
Interest expense	(459)	(532)	(703)	(229)	(102)	(168)	(172)
Other income (expense), net	(4)	20	86	6	(22)	11	38

Total other income (expense)	(434)	(441)	(274)	(180)	(24)	(88)	147

Income before income taxes and equity in an associate	7,937	14,800	12,322	(5,804)	1,347	7,402	5,238
Income tax (expense)/recovery	(1,316)	(2,260)	(3,751)	1,764	(579)	(2,250)	(309)

Income (loss) before equity in an associate	6,621	12,540	8,571	(4,040)	768	5,152	4,929
Loss from investment in an associate	—	—	(263)	(30)	—	(43)	—

Net income (loss)	6,621	12,540	8,308	(4,070)	768	5,109	4,929

Net income (loss) per share/ADS:
Basic	0.29	0.42	0.25	(0.14)	0.02	0.17	0.12
Diluted	0.29	0.41	0.22	(0.14)	0.02	0.14	0.12
Shares used in computation of net income per share:
Basic	23,125,000	30,000,000	29,761,901	30,000,000	29,705,267	29,909,334	29,705,267
Diluted	23,125,000	37,920,822	37,874,254	30,000,000	40,326,495	35,297,191	40,496,633
Cash dividends declared per ordinary share	0.08	0.03	—	—	—	—	—

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
(1) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1.0	—	4.5

(2) Includes share-based compensation expenses as follows:
Cost of revenues:
Software development	—	—	839	1	3	2	3
Operating expenses:
Research and development expenses	—	8	147	—	—	—	—
Sales and marketing expenses	—	—	530	4	11	12	11
General and administrative expenses	—	29	11,367	7,819	221	373	248

Consolidated Balance Sheet Data
Cash and cash equivalents	9,385	24,894	81,319		69,920		79,444
Restricted cash	98	369	4,484		3,395		3,353
Accounts receivable, net	8,746	9,120	17,294		19,495		19,131
Inventories	609	746	1,220		1,081		1,692
Fixed assets, net	4,257	10,734	4,521		4,835		5,074
Total assets	32,905	52,937	122,426		120,432		134,774

Short-term borrowings	10,439	12,323	11,916		8,669		12,889
Accounts payable	1,723	3,256	3,483		4,581		1,913
Total current liabilities	23,177	29,371	31,621		27,689		35,945
Long-term liabilities	111	116	492		836		1,175
Total mezzanine equity	—	—	47,887		47,887		47,887
Total shareholders’ equity	9,617	23,450	42,426		44,020		49,767
Total liabilities, mezzanine equity and shareholders’ equity	32,905	52,937	122,426		120,432		134,774

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
Other Selected Financial Data*
Software development gross profit margins(1)	84.8%	90.8%	86.5%	90.5%	67.6%	88.9%	71.5%
Other services gross profit margins(1)	66.5%	58.5%	68.0%	68.6%	46.0%	77.9%	39.4%
Gross profit margins(2)	82.4%	86.1%	82.3%	84.2%	60.5%	85.5%	55.9%
Income from operations margins(3)	55.0%	60.3%	29.2%	(88.3)%	15.7%	68.5%	31.7%
Net income margins(4)	43.5%	49.6%	19.2%	(63.9)%	8.8%	46.7%	30.7%

*	We believe these measures are important to the evaluation of our financial performance.
(1)	Margins equal applicable gross profit divided by applicable total revenues.
(2)	Margins equal gross profits divided by total revenues.
(3)	Margins equal income from operations divided by total revenues.
(4)	Margins equal net income divided by total revenues.

RECENT DEVELOPMENTS

The following estimated financial results for the three months ended September 30, 2007 are subject to completion of our normal quarter-end closing procedures and may change. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-looking Statements.” In addition, our results for the three months ended September 30, 2007 may not be indicative of our results for the full year or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

We estimate that our total revenues, excluding revenues from FEnet, for the three months ended September 30, 2007 will range from approximately $19 million to $20 million, which is an increase of 42.4% to 49.8% from $13.3 million in the corresponding period in 2006. We estimate that our software development revenues, excluding revenues from FEnet, for the three months ended September 30, 2007 will range from approximately $17.2 to $18.2 million, which is an increase of 62.6% to 72.0% from $10.6 million in the corresponding period in 2006. Because we did not have VSOE or evidence that costs of PCS were immaterial, software development revenues for the three months ended September 30, 2006 included $2.1 million of revenues for services that had been provided in previous periods.

We estimate that the gross margin percentages for our non-outsourcing operations in the three months ended September 30, 2007 will not be less than the 71.5% comparable gross margin percentage for the three months ended June 30, 2007.

We estimate that our net income for the three months ended September 30, 2007 will be no less than the net income of $4.9 million for the three months ended June 30, 2007.

We expect that a smaller percentage of our total revenues will come from our two largest clients, China Construction Bank and Agricultural Bank of China, compared to results from the quarters ended March 31, 2007 and June 30, 2007, with a significant increase in revenues from Bank of China and national and city commercial banks.

Well Active International Limited, or Well Active, was funded by Bloomwell International Limited, an entity affiliated with our chairman and largest shareholder, Mr. Xiaogong Jia, with 6,000,000 of our ordinary shares owned by Bloomwell prior to the funding. At Bloomwell’s discretion, some of these shares are available for providing equity incentives to our officers and employees. In November 2006, Well Active granted share interests in approximately 5.0 million of these shares to our officers, employees and consultants at a cost of $4.83 per share in exchange for promissory notes totaling $23.9 million. The ordinary shares subject to those share interests continue to be held by Well Active and are subject to a proxy and other arrangements. In connection with this offering, Well Active has agreed to forgive, in full, upon consummation of this offering the notes totaling $23.9 million and Well Active has received instructions from holders of the share interests to sell 1,650,000 ordinary shares in this offering on their behalf. In connection with the forgiveness of those notes, we will incur a $23.9 million related compensation charge in the quarter in which the offering closes. See “Management—Compensation of Directors and Executive Officers.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading software developer and IT services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to IDC, an independent market research company, we were the third largest “banking IT solution provider” in China measured by market share in 2006.

Our software solutions may be broadly classified into four categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.

Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, or Big 4 banks, namely, China Construction Bank, Agricultural Bank of China and, as a result of our acquisition of ABS, Bank of China. We have completed, or contracted to complete, projects with 32 and 27 branches and entities affiliated with our largest client and our second largest client, respectively. We also provided services to eight of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks, and two of the largest life insurance companies in China, namely, New China Life Insurance and China Pacific Insurance Group.

Our total revenues grew from $15.2 million in 2004 to $43.2 million in 2006 and our net income grew from $6.6 million in 2004 to $8.3 million in 2006. Our total revenues and net income for the three months ended March 31, 2007 were $8.8 million and $768,000, respectively. Our total revenues and net income for the three months ended June 30, 2007 were $16.1 million and $4.9 million, respectively. Included in our revenues for the three months ended March 31, 2007 and June 30, 2007 are $1.0 million and $4.5 million in revenues from our outsourcing business which we disposed of in July 2007 through a dividend in kind to our existing shareholders. Our total share-based compensation costs in 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007 were $37,000, $12.9 million, $235,000 and $262,000, respectively.

Our growth has been and will continue to be driven in large part by the sales of software solutions to banks and other clients. In evaluating our performance, we consider the following factors:

•

Our ability to timely provide solutions meeting the IT needs of our two largest clients. Revenues from our two largest clients increased from $12.0 million in 2004 to $25.0 million in 2006, as a result of our offering new software solutions to existing clients.

•

Our ability to increase our client base within the financial industry and outside the financial industry.    In 2006, we were able to increase our software development revenues from other banks and clients from $1.3 million in 2004 to $7.9 million in 2006. In the latter part of 2006, we introduced our first suite of software solutions targeting the insurance industry. Our revenues from the insurance industry contributed $404,000, $18,000 and $387,000, respectively, to our total revenues in 2006 and three months ended March 31, 2007 and June 30, 2007.

•

The portion of our overall revenues attributable to standardized software solutions which deliver substantially higher gross margins.    We introduced our first suite of standardized software solutions in 2003 and are in the process of developing our next generation of standardized software solutions. These standardized solutions contributed substantially to our revenue growth from 2004 to 2006 and for the six months of calendar 2007. In the near term, we expect our revenue growth to be driven by our customized software solutions in response to changes in client demands.

•

Expansion of our research capabilities.    Our research headcount increased from 24 as of December 31, 2004 to 89 as of September 25, 2007. Our research abilities directly affect our ability to develop customized and standardized solutions as drivers for our revenue growth.

•

Attracting and retaining sufficient software development engineers to ensure our solutions can be delivered efficiently and effectively.    Our software development headcount increased from 168 as of December 31, 2004 to 634 as of September 25, 2007 and we intend to add approximately 70 software development engineers in the remainder of calendar 2007 (excluding the FEnet engineers to be hired after the completion of the FEnet acquisition).

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the IT market for the financial services industry including:

•	growth of the financial services industry in China;

•	amount and seasonality of IT spending by banks and other financial services companies;

•	procurement process of banks and other financial services companies, including their decision whether to meet their IT needs in-house or through third-party developers;

•	competition and related pricing pressure from other IT software and service providers to the financial services industry; and

•	increases in headcount and other operating costs and expenses due to competition, inflation and other factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of customized projects we undertake, the number of standardized software solutions we sell, the amount of services we provide, the price of our solutions and services and otherwise adversely affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our revenue growth and solution and service mix;

•	our ability to successfully develop, introduce and market new solutions and services, including standardized software solutions, to the financial services industry;

•	our ability to attract, train and retain skilled software engineers and mid-level personnel;

•	our ability to effectively manage our operating costs and expenses;

•	our acquisitions and strategic alliances; and

•

seasonal and unpredictable nature of our revenues. See “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.”

Revenues

In 2004, 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007, we generated total revenues of $15.2 million, $25.3 million, $43.2 million, $8.8 million and $16.1 million, respectively. We currently derive our revenues from two sources: software development and other services. Software development revenues consist of revenues from the sale of software, assistance in implementation and customization of that software, and post-contract customer support, or PCS. Other services revenues include revenues from ATM maintenance services, ancillary services and outsourcing. Due to our customer’s contracting and purchasing practices, we do not have a significant amount of software development backlog at any time such that our software development backlog at any one time would be typically less than the next three months’ revenue.

The following table sets forth the revenues generated by each of the two sources:

	2004		2005			2006
Revenues by source:	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes from 2004	Revenues	% of Total Revenues	% Changes from 2005
	($ in thousands, except percentages)
Software development	13,263	87.1%	21,568	85.3%	62.6%	33,312	77.1%	54.5%
Other services	1,968	12.9%	3,718	14.7%	88.9%	9,868	22.9%	165.4%

Total revenues	15,231	100.0%	25,286	100.0%	66.0%	43,180	100.0%	70.8%

	For the Three Months Ended March 31,					For the Three Months Ended June 30,
	2006		2007			2006		2007
Revenues by source:	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes From 2006	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes From 2006
	($ in thousands, except percentages)
Software development	4,545	71.4%	5,869	67.0%	29.1%	7,554	69.0%	8,240	51.3%	9.1%
Other services	1,825	28.6%	2,887	33.0%	58.2%	3,387	31.0%	7,833	48.7%	131.3%

Total revenues	6,370	100.0%	8,756	100.0%	37.5%	10,941	100.0%	16,073	100.0%	46.9%

Software Development

Software development revenues comprised 87.1%, 85.3%, 77.1%, 67.0% and 51.3% of our total revenues for 2004, 2005, 2006 and the three months ended March 31, 2007 and June 30, 2007, respectively.

Categorization of software development revenues

Our software development revenues can be categorized by:

•	development methodology,

•	type of solutions and services, and

•	client type.

Development Methodology.    Depending on the development methodology, our software solutions can be categorized as “custom-designed” software and “standardized” software. We also enter into stand-alone maintenance contracts for a portion of our custom-designed software covering the period after the initial PCS period has expired, with this revenue recorded as “software maintenance.”

•

Custom-designed software development.    We provide a broad range of custom-designed software development services primarily to large national banks. These projects usually take approximately six months to complete and involve design and implementation of new solutions or significant customization of our software and, in some cases, third party software to meet our clients’ needs. We typically receive a lump sum fee payable according to negotiated payment schedules. Each project’s fee is based on our assessment of the man-hours involved, the size and complexity of the project, competitive pressure, strategic value of the project, cross-selling opportunities and our relationship with the client. The contract value less amounts deferred for the provision of PCS services based on vendor specific evidence of the value, or VSOE, is recognized as revenue over the customization and implementation period using the percentage of completion method based on the efforts expended. We recognize the deferred PCS portion of the contract value on a straight line basis over the PCS term, normally one year.

•

Standardized software development.    We leverage our customized-software development efforts, including the related platforms, modules and elements, and our internal research and development efforts to develop standardized software solutions. We made our first significant sales in 2003. Our standardized solutions do not require significant customization and require limited implementation time, generally one to two months. Compared to similar custom-designed solutions, the price of standardized solutions does not vary significantly. Our standardized solutions typically include PCS, normally for one year. If we have VSOE of the PCS, we recognize, upon customer acceptance, as revenue the difference between the total contract value and the fair value of the PCS. If we do not have VSOE, costs related to PCS are insignificant and the PCS period is less than one year, we recognize the entire contract value upon customer acceptance. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million for standardized software development services provided in previous years which were deferred to 2006, all of which amount contributed to the gross profit for 2006, as the related cost of revenues in 2006 was negligible.

In determining their IT spending with us, our clients purchase our solutions based on the functionality offered and not on whether the solution is customized or standardized. Consequently, we elect to provide a customized or standardized offering based on our software development status. We prefer to deliver a standardized solution where possible as standardized solutions command pricing similar to customized solutions with significantly less customization and implementation requirements. However, our suites of standardized solutions are limited, take time to develop and can become outdated over time.

When addressing for the first time a specific IT need, we normally first develop a custom-designed solution. In some cases, through our own research and development activities or additional modifications to the customized solution, we are able to develop a standardized solution available for sale to other clients. Our decision to develop a standardized solution is based on our assessment of whether sufficient broader market demand exists for that solution and the level of additional customization required to implement the solution for different clients. A typical standardized software solution normally takes one to two years to develop. Once developed, a standardized solution “replaces” custom development revenues for that solution for one to two years until the standardized solution itself becomes outdated, due to banking systems changes or changes in market requirements. At that time, the development cycle begins again and we offer clients a customized solution or we need to start developing through our own research and development activities a new product.

We are currently developing our next suite of standardized solutions. We expect to rely on our customized software solutions for revenue growth given the lead-times to either develop or improve customized solutions into a standardized solution and uncertainties around whether a particular customized solution can be developed into a standardized solution.

•

Software maintenance.    In addition to our standard PCS, we offer stand-alone maintenance contracts, primarily for the custom-designed solutions, typically for a one-year period and renewable annually. Revenues from software maintenance are recognized ratably over the contract service period.

The table below sets forth our revenues categorized based on development methodology:

	2004		2005			2006
Software development revenues by development methodology*:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes from 2004	Revenues	% of Applicable Revenues	% Changes from 2005
	($ in thousands, except percentages)
Customized	11,944	90.1%	15,352	71.2%	28.5%	13,485	40.5%	(12.2)%
Standardized	942	7.1%	5,507	25.5%	484.6%	17,503	52.5%	217.8%
Maintenance	377	2.8%	709	3.3%	88.1%	2,324	7.0%	227.8%

Total software development	13,263	100.0%	21,568	100.0%	62.6%	33,312	100.0%	54.5%

Software development revenues by development methodology*:	For the Three Months Ended March 31,					For the Three Months Ended June 30,
	2006		2007			2006		2007
	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006
	($ in thousands, except percentages)
Customized	1,676	36.9%	3,856	65.7%	130.1%	3,823	50.6%	4,803	58.3%	25.6%
Standardized	2,525	55.5%	1,353	23.1%	(46.4)%	3,202	42.4%	2,835	34.4%	(11.5)%
Maintenance	344	7.6%	660	11.2%	91.9%	529	7.0%	602	7.3%	13.8%

Total software development	4,545	100.0%	5,869	100.0%	29.1%	7,554	100.0%	8,240	100.0%	9.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three months ended March 31, 2006 and June 30, 2006, total revenues included $938,000 and $1.7 million, respectively, in revenues from standardized software contracts deferred from previous periods. Revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively, had we had VSOE or evidence that costs of PCS had been immaterial. As described above, beginning in 2006, sales of standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred to future periods.

Type of Software Solutions.    Our software solutions can be broadly classified as: “channel-related,” “business-related,” “management-related” and “other value-added.” Among management-related solutions we offer, our business intelligence software solutions focus on supporting banks’ decision making processes. The table below sets forth our revenues from these solution categories with business intelligence-related solutions presented as a separate line item:

	2004		2005			2006
Software development revenues by solution*:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes from 2004	Revenues	% of Applicable Revenues	% Changes from 2005
	($ in thousands, except percentages)
Channel	2,845	21.5%	4,381	20.3%	54.0%	8,035	24.1%	83.4%
Business	6,062	45.7%	6,564	30.4%	8.3%	7,551	22.7%	15.0%
Management †	2,589	19.5%	5,339	24.8%	106.2%	10,645	31.9%	99.4%
Business Intelligence	632	4.8%	1,458	6.8%	130.6%	3,227	9.7%	121.3%
Others	1,135	8.5%	3,826	17.7%	237.4%	3,854	11.6%	0.7%

Total software development	13,263	100.0%	21,568	100.0%	62.6%	33,312	100.0%	54.5%

	For the Three Months Ended March 31,					For the Three Months Ended June 30,
Software development revenues by solution*:	2006		2007			2006		2007
	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006
	($ in thousands, except percentages)
Channel	1,335	29.4%	923	15.7%	(30.9)%	2,659	35.2%	1,069	13.0%	(59.8)%
Business	1,189	26.2%	1,616	27.5%	35.9%	1,935	25.6%	1,484	18.0%	(23.3)%
Management †	1,080	23.8%	1,985	33.8%	83.8%	1,812	24.1%	3,116	37.8%	72.0%
Business Intelligence	361	7.9%	687	11.7%	90.3%	614	8.1%	1,555	18.9%	153.3%
Others	580	12.7%	658	11.3%	13.4%	534	7.0%	1,016	12.3%	90.3%

Total software development	4,545	100.0%	5,869	100.0%	29.1%	7,554	100.0%	8,240	100.0%	9.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three months ended March 31, 2006 and June 30, 2006, total revenues reflected $938,000 and $1.7 million, respectively, in revenues from standardized software contracts deferred from previous periods. Revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively, had we had VSOE or evidence that costs of PCS had been immaterial. Revenues from channel, business and management solutions (including business intelligence) in 2006 included $2.5 million, $2.5 million and $711,000, respectively, for services provided in previous years which were deferred to 2006. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.

†	Does not include business intelligence.

As our clients sought to improve their internal systems, they invested more in management-related software solutions and services. These solutions (excluding business intelligence) constituted 23.8% and 33.8% of our total software development revenues in the three months ended March 31, 2006 and 2007, respectively, and 24.1% and 37.8% of our total software development revenues in the three months ended June 30, 2006 and 2007, respectively. Management-related solutions include solutions for enterprise resource management and credit and risk management. As the market matures and we face greater competition, we do not expect our future growth rates for these solutions to be as high as our historical growth rates.

Beginning in 2005, our clients sought to improve their data mining and data analysis capabilities by implementing better business intelligence systems. Our revenues from business intelligence solutions constituted 7.9% and 11.7% of our total software development revenues during the three months ended March 31, 2006 and 2007, respectively, and 8.1% and 18.9% of our total software development revenues during the three months ended June 30, 2006 and 2007, respectively. We expect business intelligence solutions to be one of our highest growth areas in 2007.

Client Type.    Our software development revenues can be categorized by client type. We provide software solutions and post-implementation solution support services primarily to leading financial institutions in China, with Big 4 Client A and Big 4 Client B being our largest software development clients in each of the last three years. Excluding PCS, our contracts for providing software development services are generally less than one year. Our contracts for providing stand-alone solution support services are generally for one year, renewable on an annual basis. As of August 31, 2007, we had provided solutions or services pursuant to contracts signed with 32 counterparties, including headquarters and branches affiliated with Big 4 Client A, and 27 similar counterparties affiliated with Big 4 Client B. We expect overall sales to these two banks to continue to increase. However, we expect revenue contribution from sales to these two banks to decrease as a percentage of our revenues and believe our future growth will be increasingly attributed to growth in sales to other banks and clients and insurance clients. The following table sets forth our software development revenues by client:

	2004		2005			2006
Software development revenues by client*:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes from 2004	Revenues	% of Applicable Revenues	% Changes from 2005
	($ in thousands, except percentages)
Big 4 Client A	7,035	53.1%	11,953	55.4%	69.9%	14,587	43.8%	22.0%
Big 4 Client B	4,936	37.2%	6,259	29.0%	26.8%	10,378	31.2%	65.8%
Other banks and non-insurance clients	1,292	9.7%	3,356	15.6%	159.8%	7,943	23.8%	136.7%
Insurance clients	—	—	—	—	—	404	1.2%	—

Total software development	13,263	100.0%	21,568	100.0%	62.6%	33,312	100.0%	54.5%

	For the Three Months Ended March 31,					For the Three Months Ended June 30,
	2006		2007			2006		2007
Software development revenues by client*:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes From 2006
	($ in thousands, except percentages)
Big 4 Client A	2,484	54.7%	3,035	51.7%	22.2%	3,416	45.2%	3,076	37.3%	(10.0)%
Big 4 Client B	1,611	35.4%	1,699	28.9%	5.5%	2,839	37.6%	2,733	33.2%	(3.7)%
Other banks and non-insurance clients	450	9.9%	1,117	19.0%	148.2%	1,190	15.8%	2,044	24.8%	71.8%
Insurance clients	—	—	18	0.4%	—	109	1.4%	387	4.7%	255.0%

Total software development	4,545	100.0%	5,869	100.0%	29.1%	7,554	100.0%	8,240	100.0%	9.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three months ended March 31, 2006 and June 30, 2006, total revenues included $938,000 and $1.7 million, respectively, in revenues from standardized software contracts deferred from previous periods. Had we had VSOE or evidence that costs of PCS had been immaterial, revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.

Factors affecting our software development revenues

Our revenues from software development and operating results are significantly affected by the following factors:

•

Mix of software sales.    From 2004 to 2006, our revenue growth has been driven primarily by sales of standardized software which increased as a percentage of software development revenues from 7.1% in 2004, to 25.5% in 2005, to 52.5% in 2006. Standardized software solutions as a percentage of software development revenues were 23.1% and 34.4% for the three months ended March 31, 2007 and June 30, 2007, respectively. As standardized software involves significantly less development and implementation time while commanding similar prices, the increased standardized software sales increase our gross margin and allow us to more efficiently utilize our software development, delivery and sales resources. In the near term, we expect standardized software revenue as a percentage of total software development revenue and the corresponding year-on-year growth rate to be significantly lower than 2006 for two reasons: (1) beginning in January 2007, we will not include significant revenue from prior-year contracts as compared to 2006 which included deferred revenue from previous years due to the absence of VSOE or evidence that the costs of providing PCS were immaterial for those years; and (2) we are currently developing our next suite of standardized solutions and the related development and improvement will involve significant lead time, requiring greater reliance on customized software for our revenue growth during that period.

•

Ability to anticipate need for and develop relevant solutions.    Our continued revenue growth depends on our ability to timely anticipate and respond to market demand for software solutions meeting the needs of China’s financial institutions. Recently, our highest growth area has been our business management and business intelligence software solutions. As noted above, we expect this trend to continue as our clients seek to improve their data mining and data analysis capabilities. Our other solutions are more mature and we expect they will continue to grow, but at slower rates.

•

Addition and retention of clients.    The retention and growth of our existing key clients and the addition of new clients contribute to our revenue growth by providing a growing market for our solutions and by expanding cross-selling opportunities. A significant portion of our revenues are generated from sales to our two largest Big 4 bank clients. We plan to continue to diversify our client base of financial institutions and increase our sales to more national and city commercial banks and insurance companies, while maintaining the sales to our existing key clients. We also plan to sell some of our treasury function and financial control solutions to companies in other industries, including the tobacco and oil industry. As we diversify our client base, our aggregate revenues and percentage contributions of revenues from our two largest clients may decline.

•

Seasonality.    Most financial industry clients plan and budget for their IT investment on an annual basis in the last quarter of each calendar year and do not finalize their annual budget until the first quarter of the following calendar year. Also, the Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts getting signed and completed in the third and fourth calendar quarters. These factors result in the first and second calendar year quarters generally being our lowest revenue quarters. Due to the annual budget cycles of most of our clients, effective April 1, 2007, we changed our fiscal year end to March 31 in order to better estimate demand for our solutions and services in a given fiscal year.

Other Services.    Other services revenues include revenues from the ATM maintenance services segment and the ancillary services segment, consisting of system integration services and other miscellaneous services. These revenues comprised 12.9%, 14.7%, 22.9%, 33.0% and 48.7% of our total revenues for 2004, 2005, 2006, and the three months ended March 31, 2007, and June 30, 2007, respectively. We recognize these revenues as the services are performed or ratably over the contract period. Contract periods are typically within one year. The following table illustrates the revenue growth in these different service areas:

	2004		2005			2006
Other services revenues:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes from 2004	Revenues	% of Applicable Revenues	% Changes from 2005
	($ in thousands, except percentages)
ATM maintenance	665	33.8%	1,096	29.5%	64.8%	2,856	28.9%	160.6%
System integration	913	46.4%	1,176	31.6%	28.8%	2,413	24.5%	105.2%
Ancillary services	390	19.8%	1,446	38.9%	270.8%	4,599	46.6%	218.0%
Outsourcing	—	—	—	—	—	—	—	—

Total other services	1,968	100.0%	3,718	100.0%	88.9%	9,868	100.0%	165.4%

	For the Three Months Ended March 31,					For the Three Months Ended June 30,
	2006		2007			2006		2007
Other services revenues:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes From 2006
	($ in thousands, except percentages)
ATM maintenance	554	30.4%	846	29.3%	52.7%	688	20.3%	1,202	15.3%	74.7%
System integration	95	5.2%	257	8.9%	170.5%	1,536	45.3%	1,111	14.2%	(27.7)%
Ancillary services	1,176	64.4%	778	27.0%	(33.8)%	1,163	34.4%	977	12.5%	(16.0)%
Outsourcing	—	—	1,006	34.8%	—	—	—	4,543	58.0%	—

Total other services	1,825	100.0%	2,887	100.0%	58.2%	3,387	100.0%	7,833	100.0%	131.3%

•

ATM maintenance.    We provide ATM maintenance services to banks. The increase in ATM services revenues corresponds with the expansion of our service network as we added ATMs under maintenance contract both through acquisitions and our increased sales efforts. We expect to rely on both organic business development and strategic acquisitions for future ATM services revenue growth.

•

System integration.    Our system integration services involve assisting clients in procuring hardware and software solutions designed to meet their system requirements. We record our revenue from system integration services net of amounts paid to suppliers. On behalf of our clients, we obtain manufacturers’ warranties and support on the hardware and software. Most of the growth in system integration revenues from 2005 to 2006 was due to our acquisition of ABS, an IT provider with an existing relationship with Bank of China. Although we will continue to provide system integration services to our clients, we do not consider this to be key area of focus nor do we expect our system integration revenues to grow in the future.

•

Ancillary services.    These include miscellaneous consulting services, ATM leasing services and various other services. Prior to September 2006, we leased ATMs to a bank client. In September 2006, we sold these ATMs to that client. Our ATM leasing revenues were $841,000 and $1.7 million in 2005 and 2006, respectively. We do not consider our miscellaneous services to be a key area of focus.

•

Outsourcing.    Until July 2007, we conducted our outsourcing business through Longtop International Holdings Limited, or LTI, and Minecode LLC, or Minecode. Our outsourcing clients included multinational corporations primarily based in the United States with our outsourcing services consisting mostly of IT support services billed based on labour time and cost of materials. We formed LTI in 2006 with three other partners. In January 2007, we acquired the remaining balance of LTI and LTI acquired Minecode in March 2007. Prior to 2007, we accounted for LTI under the equity method with results reflected in loss from investment in an associate. Beginning in the quarter ended March 31, 2007, we consolidated LTI’s and Minecode’s operating results. In July 2007, we disposed of our outsourcing business by way of a dividend in kind of all the stock of LTI, which in turn owned Minecode, to our existing shareholders. In September 2007, we made a related distribution to our shareholders. In connection with these distributions, we expect to incur an expense of approximately $1.2 million in the three months ended September 30, 2007. See “Related Party Transactions—The LTI Spin-Off and Related Arrangements.” We made the strategic decision to dispose of these entities for two reasons: Firstly, compared to our core business which we have operated in China for over 10 years we had little experience operating an outsourcing business and no prior experience operating outside of China. Secondly, both LTI and Minecode had significantly lower profit margins relative to those of our core business. Our gross margin for our outsourcing business during the three months ended March 31, 2007 and June 30, 2007 were 5.3% and 16.1%, respectively, and our gross margin for business operations other than outsourcing during the same period were 68.6% and 71.5%, respectively.

Growth in other services revenues is also affected by client relationships. We plan to continue to diversify our client base, decrease our dependence on existing key clients and increase our total revenues from other services.

	2004		2005			2006
Other services revenue by client:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes from 2004	Revenues	% of Applicable Revenues	% Changes from 2005
	($ in thousands, except percentages)
Big 4 Client A	581	29.5%	943	25.4%	62.3%	3,548	36.0%	276.2%
Big 4 Client B	148	7.5%	1,074	28.9%	625.7%	2,505	25.4%	133.2%
Other banks and non-insurance clients	1,239	63.0%	1,678	45.1%	35.4%	3,142	31.8%	87.2%
Insurance clients	—	—	23	0.6%	*	673	6.8%	*

Total other services	1,968	100.0%	3,718	100.0%	88.9%	9,868	100.0%	165.4%

*	not meaningful.

	For the Three Months Ended March 31,					For the Three Months Ended June 30,
	2006		2007			2006		2007
Other services revenue by client:	Revenues	% of Applicable Revenues	Revenues	% of Applicable Revenues	% Changes From 2006	Revenues	% of Total Revenues	Revenues	% of Total Revenues	% Changes From 2006
	($ in thousands, except percentages)
Big 4 Client A	446	24.4%	881	30.5%	97.5%	1,858	54.9%	1,797	22.9%	(3.3)%
Big 4 Client B	800	43.8%	267	9.3%	(66.6)%	755	22.3%	375	4.8%	(50.3)%
Other banks and non-insurance clients	366	20.1%	1,670	57.8%	356.3%	504	14.8%	5,563	71.0%	1003.8%
Insurance clients	213	11.7%	69	2.4%	(67.6)%	270	8.0%	98	1.3%	(63.7)%

Total software development	1,825	100.0%	2,887	100.0%	58.2%	3,387	100.0%	7,833	100.0%	131.3%

Cost of Revenues and Operating Expenses

The following table sets forth the components of our cost of revenues and operating expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended
	2004		2005		2006		March 31, 2007		June 30, 2007
		%		%		%		%		%
	($ in thousands, except percentages)
Total revenues	15,231	100.0	25,286	100.0	43,180	100.0	8,756	100.0	16,073	100.0
Less: Business taxes	(111)	(0.7)	(204)	(0.8)	(534)	(1.2)	(105)	(1.2)	(117)	(0.7)

Net revenues	15,120	99.3	25,082	99.2	42,646	98.8	8,651	98.8	15,956	99.3

Cost of revenues:
Software development	1,921	12.6	1,804	7.1	4,092	9.5	1,831	20.9	2,285	14.2
Other services	646	4.2	1,515	6.0	3,037	7.0	1,523	17.4	4,691	29.2

Total cost of revenues	2,567	16.8	3,319	13.1	7,129	16.5	3,354	38.3	6,976	43.4

Gross profit	12,553	82.5	21,763	86.1	35,517	82.3	5,297	60.5	8,980	55.9

Operating expenses:
Research and development	918	6.0	1,072	4.2	1,797	4.2	341	3.9	437	2.7
Sales and marketing	833	5.5	1,451	5.7	3,170	7.3	711	8.1	926	5.8
General and administrative	2,431	16.0	3,999	15.8	17,954	41.6	2,874	32.8	2,526	15.7

Total operating expenses	4,182	27.5	6,522	25.7	22,921	53.1	3,926	44.8	3,889	24.2

Income from operations	8,371	55.0	15,241	60.4	12,596	29.2	1,371	15.7	5,091	31.7

Cost of revenues.    Our cost of revenues includes costs directly attributable to our software development and other services.

•

Software development costs.    These consist of costs for the design, implementation, delivery and maintenance of our software solutions and amortization of intangibles related to our software development revenues. Software development costs are primarily headcount-related costs that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development cost, substantially all relates to the cost of developing and implementing our customized software solutions. In addition, as our next series of standardized software solutions are currently under development, we expect revenues from our customized software solutions to increase as a percentage of total software development revenues. We also expect to hire more software development engineers at potentially higher costs per person. As a result, we expect our gross margins to decline in the next few years.

•

Other services costs.    Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses, amortization of backlog arising on the acquisition of ABS and depreciation on leased ATMs. We expect other services costs to increase proportionately with revenues from these services.

Operating expenses.    Operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses.

•

Research and development expenses.    These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. To enhance our solution pipeline, we plan to double in calendar 2008 our investment in research and development from calendar 2007 levels.

•

Sales and marketing expenses.    Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We expect our sales and marketing expenses as a percentage of revenues to increase as we seek to develop new customers and as the market becomes more competitive.

•

General and administrative expenses.    General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. After we become a public company, we would expect our general and administrative expenses, excluding share-based compensation, to increase significantly on an absolute amount and as a percentage of our revenues due to expected increases in professional fees, board of directors’ compensation and costs related to investor relations and director and officer insurance. Our general and administrative share-based compensation expenses were $11.4 million in 2006 and $221,000 and $248,000 during the three months ended March 31, 2007 and June 30, 2007, respectively. We expect these share-based compensation expenses will increase significantly in the future from the June 30, 2007 levels since: (i) as of June 30, 2007, we had $7.7 million in deferred share-based compensation expenses that will be recognized over the next four years; (ii) we will incur share-based expenses in connection with the restricted share grants and option grants contingent on the completion of this offering; (iii) we intend to grant additional equity in the future which will give rise to more share-based compensation charges; and (iv) we expect to incur $23.9 million in share-based compensation expenses as a result of Well Active’s decision to forgive upon this offering the debt evidenced by the notes related to the approximately 5.0 million shares sold by Well Active to employees.

Our 2006 operating expenses include $12.0 million in share-based compensation expenses of which we recognized $7.8 million and $385,000 in the three months ended March 31, 2006 and June 30, 2006, respectively. As of June 30, 2007, we had $7.7 million in unrecognized share-based compensation expenses.

Share-based Compensation Expenses

We adopted our 2005 long-term incentive plan in November 2005 and have granted a total of 3,580,740 stock options and 541,650 restricted share units as of the date of this prospectus. We have reserved 8,550,000 ordinary shares as of the date of this prospectus for issuance of our stock options and restricted share units under our 2005 long-term incentive plan. For a description of our 2005 long-term incentive plan, see “Management—2005 Share Incentive Plan.” Since the adoption of the 2005 long-term incentive plan, we have made various stock option grants to our directors, employees and consultants.

We have adopted Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “share-based Payment”, or SFAS No. 123 (R), under which we generally recognize share-based compensation expenses over the vesting period of the award based on the fair value of the award on the grant date. Of our 2006 share-based compensation expenses of $12.9 million:

•

$7.7 million resulted from the transfer without consideration of 2.25 million of our ordinary shares to Concentra, an entity controlled by our chief executive officer, by Bloomwell International Limited, or Bloomwell, an entity controlled by our chairman. Because the share transfer was made by a major shareholder to our employee, we incurred a related expense;

•

$2.9 million resulted from the sale by Well Active International Limited, or Well Active, of approximately 5.0 million of our ordinary shares to our officers and employees at a price of $4.83 per share, paid for with a promissory note. The $2.9 million charge related to the difference between the total amount paid for the shares and the total fair value of the transferred shares on the transfer date. $0.8 million resulted from the transfer of 150,000 shares for no consideration from Well Active to our chief financial officer. Well Active was initially funded with 6,000,000 ordinary shares available for grant to our employees by Bloomwell. Currently, Well Active is owned by three of our employees who act as nominee shareholders;

•	$0.7 million resulted from the repurchase by us from Bloomwell of 1,260,000 ordinary shares having a fair value of $6.0 million for cash totaling $6.7 million;

•	$0.2 million resulted from the issuance of 150,000 ordinary shares to our chief financial officer at a price of $3.68 per share; and

•	$0.6 million resulted from equity grants to other employees of the company.

During the three months ended March 31, 2007, we granted a total of 2,522,100 options with vesting terms from two to 4 1/2 years and recorded share-based compensation expense of $235,000. These options included options granted to a member of our board of directors for the purchase of 112,500 ordinary shares at an exercise price of $6.43 per share, vesting over two years, and 300,000 options granted to our chief executive officer at an exercise price of $6.43 per share, vesting over four years. These options can only be exercised when our ordinary shares or American Depositary Shares representing our ordinary shares become publicly tradable upon the completion of this offering. Accordingly, no share-based compensation expense was recorded during the three months ended March 31, 2007 and June 30, 2007 related to these options, as the completion of this offering is a performance condition which is not considered probable until it occurs. Please see Note 15 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 and 2006 (unaudited). We recorded $262,000 in share-based compensation expenses for the three months ended June 30, 2007 and had $7.7 million in deferred share-based compensation expenses as of June 30, 2007, compared to $1.7 million as of December 31, 2006. Please see Note 13 to our unaudited consolidated financial statements for the three months ended June 30, 2007 and 2006.

Our board of directors granted to our employees, on September 12, 2007, 514,650 restricted share units and options to acquire 112,500 ordinary shares at an exercise price of $6.43 a share, and granted to our employees 27,000 restricted share units on September 28, 2007. These grants were contingent upon the completion of this offering. In connection with these grants, upon the completion of this offering, we will have additional deferred shared-based compensation of $8.4 million which will be recognized over a weighted average period of four years. In addition, we expect to incur $23.9 million in share-based compensation expenses upon this offering when Well Active forgives, contingent upon this offering, debt equal to this amount owed by employees as a result of the approximately 5.0 million shares sold by Well Active to these employees.

Determination of Fair Value of Share-based Compensation

We are responsible for estimating the fair value of the options we granted and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

We determined the fair value of the ordinary shares underlying the options and transferred shares by employing two valuation methods: the discounted cash flow method under the income approach and the guideline companies method under the market approach. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate. The “guideline companies method” incorporates certain assumptions, including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include the following: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) no material changes in tax law in China or the tax rates applicable to our subsidiaries; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

November 28, 2005.    On November 28, 2005, we granted 900,000 stock options and 4.8 million restricted stock units, or RSUs. We performed a retrospective valuation analysis and estimated the fair value of our ordinary shares as of November 30, 2005 to be $3.22 per share using the discounted cash flow method under the income approach. Under the discounted cash flow method, we forecasted our net cash flows for five years subsequent to the valuation date and determined a terminal value which assumed a constant growth rate of 3%. The net cash flow was then discounted to the present value using a risk-adjusted discount rate of 15.57% which represents our estimated cost of equity capital. The risk-free rate, industry average beta, the risks associated with achieving our forecasts and the customer concentration risk were assessed in selecting the appropriate discount rates. Although we also considered the market approach, which was used as a reasonableness test to support our conclusion of value, we decided to rely upon the income approach as the sole means of valuation since the income approach better captured our financial situation as of the valuation date, which witnessed high customer concentration with our revenues derived primarily from two customers.

March 1, 2006.    On March 1, 2006, we granted 372,300 stock options and 117,750 RSUs. In determining the fair value of our ordinary shares on this date, we performed a retrospective valuation analysis, employing the same valuation method, discount rate and terminal value growth rate used in the November 30, 2005 valuation, together with updated financial forecasts. Based on this analysis, we determined the fair value of our ordinary shares to be $3.42 per share.

The March 1, 2006 valuation was also utilized to value the following equity transactions given the relatively short time lag and that there were no significant transactions or events that would have had a material impact on the valuation of our ordinary shares:

•

February 2006.    Bloomwell, a significant shareholder controlled by our chairman, Jia Xiaogong, transferred 2.25 million ordinary shares to Concentra, a company controlled by Lian Weizhou, our chief executive officer, for no consideration.

•	May 2006. We granted 75,840 stock options and 85,500 RSUs. We determined that a new valuation for these grants was not necessary given the relatively small size of the grants.

June 16, 2006.    On June 16, 2006, we purchased 510,000 ordinary shares from Bloomwell. This purchase coincided with the sale of 6,360,001 series A convertible preferred shares for an aggregate purchase price of $23.4 million. We performed a retrospective valuation analysis and used an option-based methodology to allocate our estimated aggregate equity value among our convertible preferred shares and ordinary shares. The estimated aggregate equity value was based upon the sales price of the series A preferred shares of $3.68 per share. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. An ordinary share valuation of $3.21 per share was determined, which represented a 13% discount to the series A preferred shares.

September 12, 2006.    On September 12, 2006, we granted 390,000 stock options and, at the purchase price of $3.68 per share, issued 150,000 ordinary shares to our chief financial officer. Our chief financial officer received an additional 150,000 ordinary shares from Well Active for no consideration. We determined the fair value of our ordinary shares to be $5.11 per share using the discounted cash flow method under the income approach and guideline public company method under the market approach and placed a 70% and 30% weighting on the respective approach. We began utilizing the market approach in conjunction with this valuation, as we foresaw a reduction in the level of customer concentration, had successfully raised capital via the issuance of preferred securities and had recently hired a chief financial officer. The weightings of the valuation methodologies incorporated our assumptions regarding the relative reliability of the valuation methodologies employed. While the market approach was useful, the fact that the risk factors inherent in the comparable companies were not identical to ours made adjusting multiples based on these risk factors difficult. Specific company cash flow projections, which incorporated industry and economy factors as verified through industry research, were considered more relevant than market based methods using publicly traded companies. As such, the income approach was more heavily weighted for purposes of the valuation analysis.

For the market approach, we considered the profile and performance of three publicly traded IT service providers operating mainly in China that we deemed reasonable guideline companies. We gave equal weighting in applying an enterprise-value (“EV”)-to-earnings before interest and taxes (“EBIT”) and enterprise-value-to-earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple as the metric. The selection of an appropriate EV/EBIT multiple took into consideration several factors, including the differences between the guideline companies and us in terms of revenue growth rate, operating margins, profitability and the customer concentration risks facing us given that 72% of our 2006 revenues were derived from two customers.

For the income approach, we forecasted our net cash flow for five years subsequent to the valuation date and applied a multiple to the terminal EBITDA value after five years. The net cash flow was then discounted to present value using a risk-adjusted discount rate of 16.0%, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts and the customer concentration risk. Our total equity value was then allocated among our preferred shares and ordinary shares. The valuation model allocated the equity value between the ordinary shares and the preferred shares and calculated the fair value of ordinary shares based on the option-pricing method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

November 6, 2006.    On November 6, 2006, Well Active granted interests in 5.0 million of our ordinary shares to our employees at a cost of $4.83 per ordinary share. We performed a retrospective valuation analysis and estimated the fair value of our ordinary shares to be $5.41 per share using the discounted cash flow method under the income approach and guideline public company method under the market approach. The weighting of the methodologies, discount rate and terminal value assumption was the same as the weighting used in the September 12, 2006 valuation, using updated financial forecasts.

December 19, 2006.    On December 19, 2006, we purchased 750,000 ordinary shares from Bloomwell. This purchase coincided with the sale of 3,858,005 Series B convertible preferred shares for an aggregate purchase price of $24.8 million. We performed a contemporaneous valuation analysis and used an option-based methodology to allocate our estimated aggregate equity value among our preferred shares and ordinary shares. The estimated aggregate equity value was based upon the sales price of the series B preferred shares of $6.43 per share. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. An ordinary share valuation of $5.83 per share was determined, which represented a 9% discount from the value of series B preferred shares.

Given the relatively short time lag and the fact that no significant events transpired that impacted the valuation of our ordinary shares, we adopted the fair value of ordinary shares as of December 19, 2006 as the fair value of ordinary shares as of January 5, 2007 for purposes of calculating the share-based compensation with respect to 112,500 stock options issued to a member of our Board of Directors.

March 17, 2007.    We issued stock options and shares to employees on March 12, March 17 and March 28, 2007. We performed a contemporaneous valuation analysis and estimated the fair value of our ordinary shares on March 17, 2007 to be $5.96 by using the same methods used for the September 12, 2006 and November 6, 2006 valuations, together with updated financial forecasts. Given the relatively short time lag and the fact that no significant events transpired that may impact the valuation of our ordinary shares, we adopted the fair value of ordinary shares as of March 17, 2007 as the fair value of ordinary shares as of March 12 and March 28, 2007.

September 2007.    We issued stock options and restricted share units on September 12, 2007 and September 28, 2007. We used the mid-point of the range indicated on the cover of this prospectus as the fair value of these grants.

In addition to the above, to reflect the fact that we were a private company at the time of each of our valuations performed prior to March 31, 2007, a 25% “lack of marketability discount,” or LOMD, was applied to the derived equity value. The LOMD was supported with reference to both qualitative studies and quantitative analysis. The qualitative studies examine prices paid in private transactions for shares of companies that subsequently became publicly-traded through an IPO. We also considered empirical studies based on prices paid for restricted stock. The restricted stock studies analyze transactions in restricted shares where marketability at the end of the required holding period was virtually assured, since the subject companies’ shares were already publicly traded. We also used two quantitative valuation methods including the option pricing method (implied from a put option) and the Longstaff Regression Analysis, which resulted in a LOMD range of 19.4% to 26.8%. Given the transaction costs necessary to implement the put options, the restricted stock regression analysis and the qualitative factors, we determined that 25% was the proper LOMD.

During 2006, we determined the fair value of the options on the date of grant by using the binomial option-pricing method under the following assumptions: average risk-free rate of return of 4.80%, 54.33% volatility, no dividends and a weighted average expected option life between 2.58 to 4.54 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. Total unrecognized compensation expense from the grants made in 2006 as of the date of this prospectus is expected to be recognized over the remaining vesting period of the options from two to four years.

During the three months ended March 31, 2007, we determined the fair value of the options on the date of grant by using the binomial option- pricing method under the following assumptions: average risk-free rate of return of 3.0%, 55.0% volatility, no dividends and an weighted-average expected option life between 2.90 to 4.84 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. Total unrecognized compensation expense from the grants made in three months ended March 31, 2007 as of the date of this prospectus is expected to be recognized over the remaining vesting period of the options from two to 4 1/2 years.

The table below sets forth certain information concerning options and restricted share units granted to, and shares sold to or (purchased) from, our directors, officers and employees on the dates indicated:

Date	Options	Restricted Share Units	Ordinary Shares	Purchase Price/ Exercise Price ($) (B)	Fair Value ($) (C)	IPO Price ($) (A)	Intrinsic Value ($ in millions)*
November 2005	900,000	—	—	2.33	3.22	17.50	13.7
	—	4,800,000	—	—	3.22	17.50	68.5
March 2006	372,300	—	—	3.00	3.42	17.50	5.4
	—	117,750	—	—	3.42	17.50	1.7
February 2006	—	—	2,250,000	-0-	3.42	17.50	39.4
May 2006	75,840	—	—	3.68	3.42	17.50	1.0
	—	85,500	—	—	3.42	17.50	1.2
June 2006	—	—	(510,000)	3.68	3.22	17.50	—
September 2006	390,000	—	—	3.68	5.11	17.50	5.4
	—	—	150,000	-0-	5.11	17.50	2.6
November 2006	—	—	4,950,750	4.83	5.41	17.50	62.7
December 2006	—	—	(750,000)	6.43	5.83	17.50	—
January 2007	112,500	—	—	6.43	5.83	17.50	1.2
March 2007	2,409,600	—	—	6.43	5.96	17.50	26.7
September 2007	112,500	—	—	6.43	17.50	17.50	1.2
	—	541,650	—	—	17.50	17.50	—

						Total	230.7

*	Intrinsic Value equals (A) - (B) for options and shares and (A) - (C) for restricted share units, multiplied by the respective quantity of the award.

The increase in the fair value of our ordinary shares from $3.22 in November 2005 to $5.96 in March 2007 was primarily attributable to the following developments of our company during the period:

•	There was relatively little increase in value from November 2005 to the time of the sale of series A preferred shares in June of 2006.

•

From June 2006 until September 2006, our ordinary share value increased from $3.21 to $5.11, an increase of 60%, primarily as a result of: (i) improvements to our business operations resulting in our raising expectations for future cash flows, (ii) the successful integration of ABS, the first significant acquisition we completed, (iii) our estimate that our dependence on our two largest customers will decrease from the 2005 level and (iv) the hiring of an experienced chief financial officer.

•

From September 2006 until December 2006, our ordinary share value increased from $5.11 to $5.83, an increase of 14%, as our forecasted revenues increased due to the strong growth in demand for our products as well as interest from the insurance industry in our products.

•

From December 2006 until March 2007, our ordinary share value increased from $5.83 to $5.96, an increase of 2%, as there were no significant changes in our business, forecasted outlook or in the market EBIT/EBITDA multiples.

We believe the increase in the fair value by $11.54 of our ordinary shares from $5.96 in March 2007 to $17.50, our initial public offering price, is primarily attributable to the following factors. Although it is difficult to assign with precision the portion of the fair value increase to a particular factor, the following is our approximate estimate of the increase:

	Percentage Fair Value Increase	Amount of Contribution to Fair Value Increase
Market Factors

• The 25% discount for lack of marketability previously used to value our ordinary shares was no longer applicable.	25%	1.49

• Other, including the increase in valuations from March 1, 2007 to September 28, 2007 for a broad selection of Chinese listed securities increased, driven by demand from investors.	111%	6.60

Business Factors

• We entered into asset transfer agreements to acquire the business of FEnet and its subsidiary in May 2007, which acquisition is expected to be completed in October 2007.	15%	0.89

• In recent months, we successfully developed a treasury management product for a non-financial services client.	18%	1.07

• Estimated revenues for the three months ended September 30, 2007 increased significantly over the same period during 2006 as demand for our services from our largest customer and other banks and clients was higher than previously anticipated. See “Recent Developments.”	25%	1.49

Total	194%	$11.54

Acquisitions and Strategic Alliances

We began our operations as a provider of general IT services to the financial services industry in 1996 and began focusing on software development for the financial services industry in 2001. The primary driver of our revenue growth since inception has been organic business development, supplemented to a lesser extent by strategic acquisitions. We have completed seven strategic transactions since 2003. The following are some of our recent acquisitions and strategic alliances:

•

In February 2006, we entered into the outsourcing business by establishing Longtop International, with three other shareholders, and later acquired the interests from the other shareholders in January 2007. We subsequently disposed of our interest in LTI through a dividend in kind to our existing shareholders in July 2007;

•

In March 2006, we assumed certain aspects of the China business of S1 Corporation (S) Pte. Ltd., or S1, by assuming certain customer contracts of S1, becoming S1’s non-exclusive distributor of its retail software and providing relevant maintenance and upgrading services in China;

•	In May 2006, we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, and its parent company, Grand Legend Holdings Limited. ABS is an integration solutions provider based in Beijing;

•

In March 2007, we acquired Minecode, which provided technology outsourcing services in the United States primarily for Microsoft. Minecode became a subsidiary of LTI and was disposed of in July 2007 as part of the LTI disposition in which we distributed LTI and its subsidiaries to our shareholders; and

•

In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd, or FEnet, and its subsidiary, Guangzhou FEnet Software Co., Ltd., for a purchase price of approximately $3.4 million in cash and 396,350 ordinary shares. Additional purchase price consideration of up to approximately $2.6 million is contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. We expect to complete the acquisition in October 2007. FEnet provides business intelligence software development services in China.

Through these acquisitions and strategic alliances we acquired additional development and service capabilities, broadened the scope of our offerings and expanded our client base. We currently plan to conduct further acquisitions and form additional strategic alliances to maintain or grow our revenues.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Longtop BVI, our subsidiary organized under the laws of the British Virgin Islands, is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

Our subsidiary in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.

Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenues generated from providing services and are subject to a 17% VAT on revenues from sales of third party hardware and software to clients. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyrights for the software and have met other requirements of government authorities. In addition, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 2005, an entity that develops software products on commission may be entitled to a waiver of VAT if, according to the contractual arrangement, the copyright of the products developed by it is owned by the commissioning party or jointly owned by the developer and commissioning party.

Our subsidiaries in China are subject to enterprise income tax on their taxable income. Pursuant to PRC laws, enterprise income tax is generally assessed at the statutory rate of 33%, except the enterprise income tax rate is lowered to 15% when an enterprise is located in a special economic zone or is classified as a “high- technology enterprise.” In addition, an enterprise qualified as a “software enterprise” is entitled to a two-year income tax exemption for the first two profitable years and a 50% reduction of its applicable income tax rate for the subsequent three years. Except for Guangzhou FEnet Information Technologies Co., Ltd., which is subject to an enterprise income tax rate of 33%, all of our subsidiaries in China were subject to the enterprise income tax at the reduced applicable rate of 15% for the years 2004, 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007, as they were located in special economic zones or classified as “software enterprises” or “high-technology enterprises.”

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which will become effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The New EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we or any of our non-PRC subsidiaries should be classified as a resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the New EIT Law, dividends from our PRC subsidiaries to us may be subject to a withholding tax. Although the New EIT Law provides for a maximum withholding tax rate of 20%, the rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. The New EIT Law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions, but permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

Our revenue is derived from two primary sources: (i) software development revenue represents revenue from the development and licensing of software, assistance in implementation and customization, and PCS and, (ii) other services represents revenue from the maintenance of ATMs, providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. We recognize revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions.” SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.

Software development.    Where the software development contracts include multiple element arrangements, we allocate revenues to the various elements based on vendor-specific objective evidence, or VSOE, of fair value. Our VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. We defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of SOP 97-2 have been met. We recognize revenue on delivered elements only if: (a) any undelivered solutions or services are not essential to the functionality of the delivered solutions or services, (b) we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered solutions or services, (c) there is evidence of the fair value for each undelivered solution or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which we have established VSOE, we recognize the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.

We periodically negotiate the sale of upgrades and enhancements with our customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.

Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification (“standardized solutions”), we did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, the entire arrangement fee was recognized ratably over the PCS period. Subsequent to January 1, 2006, we were able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. Subsequent to January 1, 2006, we accrue the estimated cost of providing PCS at the time the revenue is recorded.

Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. We measure progress toward completion by comparing direct labor hours incurred to total estimated direct labor hours for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Prior to April 2004, we did not have VSOE of PCS for its customized solutions. Accordingly, the entire arrangement fee was deferred and recognized ratably over the PCS period. Subsequent to April 2004, we were able to establish VSOE of PCS and, as a result, only VSOE of PCS was deferred and recognized over the PCS period.

Other services.    Revenues from ATM maintenance and ancillary services are recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally within one year. Revenue from system integration services, a component of ancillary services, is recorded on a net basis of amounts paid to suppliers under the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent.” On behalf of our clients, we obtain manufacturers’ warranties and support for the third party hardware and software. No warranty costs have been accrued at December 31, 2005 or 2006 or the three months ended March 31, 2007 and June 30, 2007.

Our management must determine whether to record our system integration revenues using the gross or net method of reporting. With our system integration services we assist clients with the procurement and installation of hardware and software that best meet their system requirements. Determining whether revenue should be reported gross or net is based on an assessment of various factors, principally whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. The determination of whether we are serving as principal or agent in a transaction is judgmental in nature and based on an evaluation of the terms of an arrangement. Based on our assessment, our system integration revenues are recorded on a net basis because we do not take general inventory risk, we do not make changes to third-party products, we have limited involvement in the determination of product or services or supplier selection and in substance the original equipment manufacturers are the primary obligors as the product quality and warranty is provided by the original equipment manufacturer.

Allowance for Doubtful Accounts Receivables

Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivables, historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balances on December 31, 2006, March 31, 2007 and June 30, 2007 were $17.3 million, net of allowance for doubtful accounts of $380,000, $19.5 million, net of allowance for doubtful accounts of $410,000, and $19.1 million, net of allowance for doubtful accounts of $540,000, respectively. If the financial condition of our client’s were to deteriorate, resulting in their inability to make payments, an additional allowance might be required.

Share-based compensation

We account for our share-based compensation arrangements using the fair value recognition provision of SFAS 123R. Under this method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized as expense over the employee’s requisite service period. Total share-based compensation costs in 2005 and 2006 and the three months ended March 31, 2007 and June 30, 2007 were $37,000, $12.9 million and $235,000 and $262,000, respectively. We did not issue any share-based awards prior to 2005.

We are responsible for estimating the fair value of the options granted by us and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies and our share price volatility, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense it recognizes in its consolidated financial statements.

We determined the fair value of the ordinary shares underlying the options and transferred shares by considering a number of factors to determine our aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include: no material changes in the existing political, legal, fiscal and economic conditions in China; no material changes in tax law in China or the tax rates applicable to our subsidiaries and; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Determination of the fair value of share-based compensation is further discussed in “—Factors Affecting Our Results of Operations—Share Based Compensation Expenses—Determination of Fair Value of Share-based Compensation.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
Consolidated Statement of Operations Data
Revenues:
Software development	13,263	21,568	33,312	4,545	5,869	7,554	8,240
Other services(1)	1,968	3,718	9,868	1,825	2,887	3,387	7,833

Total revenues	15,231	25,286	43,180	6,370	8,756	10,941	16,073
Less: Business taxes	(111)	(204)	(534)	(90)	(105)	(125)	(117)

Net revenues	15,120	25,082	42,646	6,280	8,651	10,816	15,956

Cost of revenues:
Software development(2)	1,921	1,804	4,092	370	1,831	753	2,285
Other services	646	1,515	3,037	548	1,523	709	4,691

Total cost of revenues	2,567	3,319	7,129	918	3,354	1,462	6,976

Gross profit	12,553	21,763	35,517	5,362	5,297	9,354	8,980

Operating expenses:
Research and development(2)	918	1,072	1,797	344	341	317	437
Sales and marketing(2)	833	1,451	3,170	801	711	7	926
General and administrative(2)	2,431	3,999	17,954	9,841	2,874	1,540	2,526

Total operating expenses	4,182	6,522	22,921	10,986	3,926	1,864	3,889

Income (loss) from operations	8,371	15,241	12,596	(5,624)	1,371	7,490	5,091

Other income (expense):
Interest income	29	71	343	43	100	69	281
Interest expense	(459)	(532)	(703)	(229)	(102)	(168)	(172)
Other income (expense), net	(4)	20	86	6	(22)	11	38

Total other income (expense)	(434)	(441)	(274)	(180)	(24)	(88)	147

Income before income taxes and equity in an associate	7,937	14,800	12,322	(5,804)	1,347	7,402	5,238
Income tax (expense)/recovery	(1,316)	(2,260)	(3,751)	1,764	(579)	(2,250)	(309)

Income (loss) before equity in an associate	6,621	12,540	8,571	(4,040)	768	5,152	4,929
Loss from investment in an associate	—	—	(263)	(30)	—	(43)	—

Net income (loss)	6,621	12,540	8,308	(4,070)	768	5,109	4,929

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30,
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
(1) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007		—	—	—	—	1.0	4.5
(2) Includes share-based compensation expenses as follows:
Cost of revenues:
Software development	—	—	839	1	3	2	3
Operating expenses:
Research and development expenses	—	8	147	—	—	—	—
Sales and marketing expenses	—	—	530	4	11	12	11
General and administrative expenses	—	29	11,367	7,819	221	373	248

Reportable Segments

For 2006, we had three reportable segments: software development, ATM maintenance services and ancillary services. In the three months ended March 31, 2007 and June 30, 2007, we had a fourth operating segment, outsourcing. Revenues from the software development, ATM maintenance services and ancillary services segments accounted for 77.1%, 6.7% and 16.2%, respectively, of our total revenues for 2006, 67.0%, 9.7% and 11.8%, respectively, for the three months ended March 31, 2007 and 51.3%, 7.4% and 13.0%, respectively, for the three months ended June 30, 2007. In the three months ended March 31, 2007 and June 30, 2007, outsourcing accounted for 11.5% and 28.3%, respectively, of our total revenues. Revenues from ATM maintenance services, ancillary services and outsourcing (in the three months ended March 31, 2007 and June 30, 2007) comprise 100% of revenues from other services. The software development segment is responsible for the development, maintenance and integration of software in accordance with clients’ specifications. The ATM maintenance services segment is responsible for the maintenance of ATMs. The ancillary services segment is responsible for the procurement of software and hardware on behalf of clients and providing IT management, consulting and supplementary technology related services. We disposed of our outsourcing segment in July 2007. The outsourcing segment was responsible for providing IT support services to multinational clients located primarily in North America. We allocate a portion of shared facilities costs to the segments cost of revenue based on headcount and review the performance of segments based on segment gross profit. We do not allocate operating expenses to the segments.

	Year Ended December 31,
	2004		2005		2006
Reportable segments:	Segment Revenues	Segment Gross Profit	Segment Revenues	Segment Gross Profit	Segment Revenues	Segment Gross Profit
	($ in thousands)
Software development	13,263	11,245	21,568	19,590	33,312	28,809
ATM maintenance services	665	294	1,096	358	2,856	1,614
Ancillary services	1,303	1,014	2,622	1,815	7,012	5,094
Outsourcing	—	—	—	—	—	—

Total	15,231	12,553	25,286	21,763	43,180	35,517

	For the Three Months Ended March 31,				For the Three Months Ended June 30,
	2006		2007		2006		2007
Reportable segments:	Segment Revenues	Segment Gross Profit	Segment Revenues	Segment Gross Profit	Segment Revenues	Segment Gross Profit	Segment Revenues	Segment Gross Profit
	($ in thousands)				($ in thousands)
Software development	4,545	4,111	5,869	3,968	7,554	6,715	8,240	5,895
ATM maintenance services	554	370	846	424	694	449	1,201	750
Ancillary services	1,271	881	1,035	852	2,693	2,190	2,089	1,602
Outsourcing	—	—	1,006	53	—	—	4,543	733

Total	6,370	5,362	8,756	5,297	10,941	9,354	16,073	8,980

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Total Revenues.    Our total revenues increased by $5.2 million, or 46.9%, from $10.9 million for the three months ended June 30, 2006 to $16.1 million for the same period in 2007 primarily due to the reasons below.

•

Outsourcing segment.    Revenues from our outsourcing segment were $4.5 million for the three months ended June 30, 2007, compared to nil for the three months ended June 30, 2006. For the three months ended June 30, 2006, our outsourcing business was accounted for under the equity method. In July 2007, we disposed of our interest in the outsourcing business through a dividend in kind to our existing shareholders.

•

Software development services segment.    Revenues from software development services segment increased by 9.1% from $7.6 million for the three months ended June 30, 2006 to $8.2 million for the same period in 2007.

The increase in our software development revenues reflects:

•

from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to the three months ended June 30, 2006, our customized software solution revenues for the same period in 2007 grew 25.6% from $3.8 million to $4.8 million. Customized software solutions revenues represented 58.3% of software development revenues for the three months ended June 30, 2007, compared to 50.6% for the same period in 2006. Growth in our customized software solution revenues was due to increased demand primarily from Big 4 Client B, other banks and clients and, to a lesser extend, our insurance clients. Of our total customized software revenues during the three months ended June 30, 2006 and 2007, Big 4 Client A accounted for $1.9 million for each period, Big 4 Client B accounted for $1.3 million and $1.6 million, respectively, other banks and clients accounted for $560,000 and $931,000, respectively, and insurance clients accounted for $113,000 and $371,000, respectively. Pricing for our customized products was relatively stable during these periods.

In contrast, our standardized software solution revenues declined by 11.5%, from $3.2 million for the three months ended June 30, 2006 to $2.8 million for the same period in 2007. Standardized software revenues for the three months ended June 30, 2006 included $1.7 million in revenues deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues would have been $1.5 million in the three months ended June 30, 2006 resulting in an increase of $1.3 million and a year-on-year growth rate of 89.1%. This increase was due to increased demand from our other banks and clients and Big 4 Client A for our management and business intelligence related products. Of our total standardized software revenues during the three months ended June 30, 2006 and 2007, Big 4 Client A accounted for $1.4 million and $908,000, respectively, Big 4 Client B accounted for $1.3 million and $951,000, respectively, and other banks and clients accounted for $522,000 and $976,000, respectively.

For the three months ended June 30, 2007, maintenance revenues of $0.6 million represented 7.3% of total software development revenues, representing an increase of 13.8% compared to the three months ended June 30, 2006.

•	from a solutions perspective, growth in demand for our management solutions, as our clients sought to improve their internal systems, and our business intelligence solutions,

as our clients sought to improve their data mining and data analysis capabilities. Our revenues from management-related solutions and business-intelligence solutions for the three months ended June 30, 2007 increased by 72.0% and 153.3%, respectively, compared to the same period in 2006.

•

ATM maintenance services segment.    Revenues from our ATM maintenance services segment increased by 74.7%, growing from $688,000 for the three months ended June 30, 2006 to $1.2 million for the same period in 2007. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 2,614 as of June 30, 2006 to 5,830 as of June 30, 2007.

•

Ancillary services segment.    Revenues from our ancillary services segment decreased by 22.4%, from $2.7 million for the three months ended June 30, 2006 to $2.1 million for the same period in 2007. This decline was primarily attributable to our ATM leasing business, which contributed $0.6 million in revenues to the three months ended June 30, 2006 and was subsequently disposed of in September 2006, and was partially offset by revenue from our consulting services.

Gross Margin; Cost of Revenues.    Our gross margins declined from 85.5% for the three months ended June 30, 2006 to 55.9% for the same period in 2007. The decline in gross margin was primarily due to the factors explained below.

•

Outsourcing segment.    Gross margins from our outsourcing segment, which constituted 28.3% of our revenues, were 16.1% during the three months ended June 30, 2007. We did not have outsourcing revenue in the corresponding period for 2006. Excluding our outsourcing business, our gross margin for the three months ended June 30, 2007 was 71.5% as compared to 85.5% for the corresponding period in 2006.

•

Software development services segment.    Gross margins from the software development services segment were 88.9% for the three months ended June 30, 2006 compared to 71.5 % for the same period in 2007. The decline was primarily due to two factors: First, software development revenues for the three months ended June 30, 2006 included $1.7 million in revenues from standardized software contracts deferred from previous periods with no corresponding costs. This resulted in an approximate 3% increase in the gross margins for the three months ended June 30, 2006.

Second, as a result of increase in demand for customized solutions for 2007, which typically involve more manpower in development and implementation. In the three months ended June 30, 2007, we hired a significant number of new personnel in preparation for our busy season in the quarters ended September 30 and December 31, 2007 and in anticipation of future increased demand for our customized solutions. As of June 30, 2007, we had 499 software development engineers, compared to 228 as of June 30, 2006, and we hired 97 software development engineers during the three months ended June 30, 2007, compared to 42 software development engineers for the same period in 2006. The gross margins on customized software are substantially lower than that of standardized software. Also, as these new hires were in training for part of the period, they did not contribute substantially to revenues during the three months ended June 30, 2007.

•

ATM maintenance services segment.    Gross margins from our ATM maintenance services segment of 64.7% for the three months ended June 30, 2006 were similar to the same period in 2007 when gross margins were 62.4%.

•	Ancillary services segment. Gross margins from our ancillary services segment of 81.3% for the three months ended June 30, 2006, were similar to the same period in 2007 when gross margins were 76.7%.

Research and Development Expenses.    Our research and development expenses increased from $317,000 for the three months ended June 30, 2006 to $437,000 for same period in 2007, primarily as a result of fees paid to third parties to assist us with our research and development activities.

Sales and Marketing Expenses.    Our sales and marketing expenses increased from $7,000 for the three months ended June 30, 2006 to $926,000 for same period in 2007. The 2006 sales and marketing expense includes a $396,000 reversal of a previously made for a provision for doubtful debts, without which sales and marketing expenses for the three months ended June 30, 2006 would have been $407,000. The remaining increase from 2006 was due to an increase in sales and marketing headcount from 58 at June 30, 2006 to 72 at June 30, 2007 and a $130,000 allowance for doubtful accounts made during the three months ended June 30, 2007.

General and Administrative Expenses.    Our general and administrative expenses increased from $1.5 million for the three months ended June 30, 2006 to $2.5 million for same period in 2007. This increase was primarily due to $674,000 in general and administrative expenses related to our outsourcing business which we began to include in our consolidated results of operations in 2007 and a $252,000 increase in professional fees mainly related to our US GAAP audits.

Income Tax Expenses.    Our income tax expenses for the three months ended June 30, 2007 was $0.3 million which resulted in an effective tax rate of 5.9%, compared to $2.3 million which resulted in an effective tax rate of 30.4% for the corresponding period in 2006. The difference between the 2007 effective rate of 5.9% and the statutory rate of 15% was primarily due to an income tax refund received during the three months ended June 30, 2007. The difference between the 2006 effective rate of 30.4% and the statutory rate of 15% was primarily due to the inclusion in the 2006 operating income of share-based compensation expenses which were not deductible for income tax purposes.

Loss from investment in an associate.    Loss from investment decreased from $43,000 for the three months ended June 30, 2006 to nil for the same period in 2007, since we acquired 100% of the associate’s equity in the first quarter of 2007.

Net Income.    As a result of the foregoing, we had net income of $5.1 million for the three months ended June 30, 2006, compared to a net income of $4.9 million for the same period in 2007.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Total Revenues.    Our total revenues increased by 37.5% from $6.4 million for the three months ended March 31, 2006 to $8.8 million for the same period in 2007 primarily due to the reasons below.

•

Software development services segment.    Revenues from software development services segment increased by 29.1% from $4.5 million for the three months ended March 31, 2006 to $5.9 million for the same period in 2007.

The increase in our software development revenues reflects:

•

from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to the three months ended March 31, 2006, our customized software solution revenues for the same period in 2007 grew 130.1% from $1.7 million to $3.9 million. Customized software solutions revenues represented 65.7% of revenues for the three months ended March 31, 2007 as compared to 36.9% for the same period of 2006. Growth in our customized software solution revenues was due to increased demand from Big 4 Client A and Big 4 Client B. Of our total customized software revenues during the three months ended March 31, 2006 and 2007, Big 4 Client A accounted for $822,000 and $2.4 million and Big 4 Client B accounted for $782,000 and $1.2 million, respectively. Pricing for our customized products was relatively stable during these periods.

In contrast, our standardized software solution revenues declined by 46.4%, from $2.5 million for the three months ended March 31, 2006 to $1.4 million for the same period in 2007. Standardized software revenues for the three months ended March 31, 2007 included $938,000 in revenue deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues were flat at $1.6 million in the three months ended March 31, 2006 and 2007. Of our total standardized software revenues during the three months ended March 31, 2006 and 2007, Big 4 Client A accounted for $1.5 million and $523,000 and Big 4 Client B accounted for $660,000 and $367,000, respectively. Pricing for our standardized software solutions was relatively stable during these periods.

For the three months ended March 31, 2007, maintenance revenues of $0.7 million represented 11.2% of total software development revenues, representing an increase of 91.9% compared to the three months ended March 31, 2006. As the PCS expired for many customized solutions, more of our customers required stand-alone maintenance, which contributed to our revenue growth for the period.

•

from a solutions perspective, growth in demand for our management solutions, as our clients sought to improve their internal systems, and our business intelligence solutions, as our clients sought to improve their data mining and data analysis capabilities. Our revenues from management-related solutions and business-intelligence solutions for the three months ended March 31, 2007 increased by 83.8% and 90.3%, respectively, compared to the same period in 2006.

•

from a client-type perspective, from the three months ended March 31, 2006 to the same period in 2007, our software development revenues increased by $1.3 million primarily due to revenues from Big 4 Client A increasing from $2.5 million to $3.0 million and revenue from other banks and non-insurance clients increasing from $0.4 million to $1.1 million.

•

ATM maintenance services segment.    Revenues from our ATM maintenance services segment increased by 52.7%, growing from $0.6 million for the three months ended March 31, 2006 to $0.8 million for the same period in 2007. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 3,050 as of March 31, 2006 to 5,716 as of March 31, 2007.

•

Ancillary services segment.    Revenues from our ancillary services segment decreased by 33.8%, from $1.2 million for the three months ended March 31, 2006 to $0.8 million for the same period in 2007. This decline was primarily attributable to our ATM leasing business, which contributed $0.5 million in revenues to the three months ended March 31, 2006, and was subsequently disposed of in September 2006.

•

Outsourcing segment.    Revenues from our outsourcing segment were $1.0 million for the three months ended March 31, 2007. For 2006, our outsourcing business was accounted for under the equity method and reflected in loss from an investment in an associate. In July 2007, we disposed of our interest in the outsourcing business through a dividend in kind to our existing shareholders.

Gross Margin; Cost of Revenues.    Our gross margins declined from 84.2% for the three months ended March 31, 2006 to 60.5% for the same period in 2007. The decline in gross margin was primarily due to the factors explained below.

•

Software development services segment.    Gross margins from the software development services segment were 90.5% for the three months ended March 31, 2006 compared to 67.6 % for the same period in 2007. The decline was primarily due to an increase from 36.9% in the three months ended March 31, 2006 to 65.7% in the same period of 2007 of contributions to total revenues from customized software solutions. As customized software requires more manpower in implementation, the gross margin on customized software is substantially lower than that of standardized software. As a result of anticipated increase in demand for customized solutions for 2007, which typically involves more manpower in development and implementation, we hired additional software development engineers in the three months ended March 31, 2007. As these new hires were in training for part of the period, they did not contribute substantially to revenues during the three months ended March 31, 2007. As of March 31, 2007, we had 402 software development engineers compared to 186 as of March 31, 2006 and we hired 135 software development engineers during the three months ended March 31, 2007, compared to six software development engineers for the same period in 2006.

•

ATM maintenance services segment.    Gross margins from our ATM maintenance services segment were 66.8% for the three months ended March 31, 2006, compared to 50.1% for the same period in 2007. The decline in gross margin from the three months ended March 31, 2006 to the same period of 2007 was primarily due to additional investment in our maintenance network during the period.

•

Ancillary services segment.    Gross margins from our ancillary services segment were 69.3% for the three months ended March 31, 2006, compared to 82.3% for the same period in 2007. The increase in gross margin was primarily due to the disposal of the ATM leasing business with lower gross margins.

•	Outsourcing segment. Gross margins from our outsourcing segment were 5.3% during the three months ended March 31, 2007.

Research and Development Expenses.    Our research and development expenses remained substantially the same for the three months ended March 31, 2006 and the same period in 2007.

Sales and Marketing Expenses.    Our sales and marketing expenses decreased from $801,000 for the three months ended March 31, 2006 to $711,000 for same period in 2007, as a result of a $347,000 reduction in our allowance for doubtful accounts, partially offset by costs associated with increasing our sales and marketing headcount from 58 at March 31, 2006 to 76 at March 31, 2007.

General and Administrative Expenses.    Our general and administrative expenses decreased from $9.8 million for the three months ended March 31, 2006 to $2.9 million for same period in 2007, $7.6 million of which was attributed to a decrease in stock compensation charges during the first three months of 2007 compared to the same period in 2006. The decline was partially offset by additional professional fees for the three-month 2007 audit and costs associated with increasing our general and administrative headcount from 93 at March 31, 2006 to 124 at March 31, 2007.

Income Tax Expenses.    Our income tax expenses was $0.6 million for the three months ended March 31, 2007. We had a tax credit of $1.8 million for the three months ended March 31, 2006 due to recognition of deferred tax benefits in respect of losses for the period.

Loss from investment in an associate.    Loss from investment decreased from $30,000 for the three months ended March 31, 2006 to nil for the same period in 2007, since we acquired 100% of the associate’s equity in the first quarter of 2007.

Net Income.    As a result of the foregoing, we had net loss of $4.0 million for the three months ended March 31, 2006, compared to a net income of $768,000 for the same period in 2007.

Year Ended December 31, 2004, 2005 and 2006

Total Revenues.    Our total revenues increased by 66.0% from $15.2 million in 2004 to $25.3 million in 2005, and increased by 70.8% to $43.2 million in 2006 due to the reasons below.

•

Software development services segment.    Revenues from software development services segment increased by 62.6% from $13.3 million in 2004 to $21.6 million in 2005, and increased by 54.5% to $33.3 million in 2006. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million in revenues for standardized software contracts deferred from previous years. Revenues from 2004 and 2005 would have been $437,000 and $4.0 million higher had we had VSOE or evidence our costs of providing PCS had been immaterial. The increase in our software development revenues reflects:

•

from a development methodology perspective, primarily an increase in our standardized software solution offerings. From 2004 to 2006, our standardized software solution revenues grew at a 331.1% CAGR, growing by 484.8% from $942,000 in 2004 to $5.5 million in 2005 and by 217.8% to $17.5 million in 2006. Standardized software solutions revenue represented 7.1%, 25.5% and 52.5% of total software revenues in 2004, 2005 and 2006, respectively. Growth in our standardized software solution revenues reflected our ability to leverage our research and development and customized software development efforts to bring to market standardized software. Pricing for our standardized products was relatively stable and was not a factor for changes in revenue from 2004 to 2006. The increase in standardized software revenues from 2004 to 2005 reflects, in significant part, our introduction of new standardized software solutions including solutions which facilitated our client’s operation of ATMs, facilitate the bank’s internal approvals of trade finance transactions and software to assist our client’s in managing their sales staff.

The increase from 2005 to 2006 benefits from $5.7 million in sales of Intelliflow products and VSOE-related deferrals new standardized software solutions that enable our clients to connect different brands of ATMs, provide information on foreign exchange transactions to their customers and monitor the operation of their ATMs. Of our total standardized software development revenues, Big 4 Client A and Big 4 Client B accounted for $25,000 and $228,000 in 2004, $2.7 million and $830,000 in 2005, and $7.5 million and $5.0 million in 2006, respectively.

In contrast, from 2004 to 2006 our customized software revenue grew at a 6.3% CAGR, growing by 28.5% from $11.9 million in 2004 to $15.4 million in 2005 and declining by 12.2% to $13.5 million in 2006. Pricing for our products was relatively stable and was not a factor for changes in revenue from 2004 to 2006. Like our standardized products, our client’s IT demand and needs are the primary driver for our customized revenues. The decline of 12.2% from 2005 to 2006 was due primarily to a reduction in the Big 4 Client A’s and Big 4 Client B’s spending on customized projects. Of our total customized software development revenues, Big 4 Client A and Big 4 Client B accounted for $7.0 million and $4.4 million in 2004, $8.7 million and $5.4 million in 2005 and $5.7 million and $4.6 million in 2006.

In 2006, maintenance revenue of $2.3 million represented 7.0% of total software development revenue, with a CAGR of 148.3% from 2004 to 2006 with maintenance revenue growing by 88.1% from 2004 to 2005 and 227.8% from 2005 to 2006. As our customized solutions matured and the first year of PCS was completed, more of our customers required stand-alone maintenance, which contributed to our revenue growth in both 2005 and 2006. As our clients seek to replace our existing solutions, we expect the growth rate related to maintenance revenues to decrease.

•

from a solutions perspective, growth in demand for our management-related solutions, as our clients sought to improve their internal systems, channel related solutions and business intelligence solutions as they sought to improve data mining and data analysis capabilities. Our management-related solutions increased by 106.2% from $2.6 million in 2004 to $5.3 million in 2005 and by 99.4% to $10.6 million in 2006, driven, in part, by sales of the following management-related solutions: IntelliFlow (work-flow management), customer information and trade finance management, and risk management systems. Our channel solutions increased by 54.0% from $2.8 million in 2004 to $4.4 million in 2005 and by 83.4% to $8.0 million in 2006 primarily related to our ATM related solutions. Our business intelligence solutions increased by 130.6% from $0.6 million in 2004 to $1.5 million in 2005 and by 121.3% to $3.2 million in 2006.

•

from a client-type perspective, increased sales to our key clients and the development of new customers. From 2004 to 2005, growth in our software development revenue was primarily due to increased sales to Big 4 Client A and to a lesser extent increased sales to Big 4 Client B and our other banks and clients. From 2005 to 2006, our revenues increased due to in-period sales to Big 4 Client A, Big 4 Client B and other banks and clients. Of our total software development revenues, Big 4 Client A and Big 4 Client B accounted for $7.0 million and $4.9 million in 2004, $12.0 million and $6.3 million in 2005 and $14.6 million and $10.4 million in 2006. However, excluding $5.2 million in revenues deferred from prior periods to 2006 as a result of not having VSOE, in 2006 our revenue from Big 4 Client A declined 19.0% while revenues from Big 4 Client B declined 1.5%. Our two main clients had spent heavily from 2004 to 2005, resulting in reduced requirements in 2006. Through our sales and marketing and solution development efforts and our ABS acquisitions, we were able to increase our sales to Bank of China and other banks from $3.4 million in 2005 to $7.9 million in 2006. Also in 2006, for the first time, we sold some of our software solutions to insurance industry clients.

•

ATM maintenance services segment.    Revenues from our ATM maintenance services segment increased by 64.8% from $0.7 million in 2004 to $1.1 million in 2005, and by 160.6% to $2.9 million in 2006. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM under contract for maintenance from approximately 1,200 as of December 31, 2004 to approximately 2,700 as of December 31, 2005, and to approximately 4,800 as of December 31, 2006.

•

Ancillary services segment.    Revenues from our ancillary services segment increased from $1.3 million in 2004 to $2.6 million in 2005, and to $7.0 million in 2006. Approximately $0.8 million of the $1.3 million increase from 2004 to 2005 was related to ATM leasing which we started in 2005 and the balance of the increase was due to increases in various other services. The increase of $4.4 million in revenue from 2005 to 2006 was attributable to a $2.3 million increase in revenue from our information technology consulting services, a $1.2 million increase in system integration revenues primarily due to our May 2006 acquisition of ABS and $0.9 million in ATM leasing revenues.

Gross Margin.    Our gross margins increased from 82.4% in 2004 to 86.1% in 2005 and decreased to 82.3% in 2006. The decline in gross margin from 86.1% in 2005 to 82.3% in 2006 was primarily due to (i) a decrease in the software development gross margin as explained below and (ii) the increase from 14.7% in 2005 to 22.9% in 2006, as a percentage of total revenues, of revenues from other services, which have a lower gross margin than software development revenues. Our gross margin improved from 82.4% in 2004 to 86.1% in 2005 primarily due to an improvement in the software development gross margin as explained below.

•

Software development segment.    Gross margins from software development were 84.8% in 2004, compared to 90.8% in 2005 and 86.5% in 2006. The decline in margin from 2005 to 2006 was primarily due to (i) $0.8 million of share-based compensation expenses recorded in 2006 as compared to nil in 2005 and (ii) additional travel expenses as more of our delivery engineers in 2006, compared to 2005, were traveling to our clients’ premises to improve our service level. The increase in margin from 2004 to 2005 was primarily due to the sales of a greater percentage of standardized software, requiring fewer man-hours to develop and implement on a per project basis. Cost of revenues from software development decreased by 6.1% from $1.9 million in 2004 to $1.8 million in 2005 and increased by 126.8% to $4.1 million in 2006 due primarily to the $0.8 million in share-based compensation expenses and increased sales.

•

ATM maintenance services segment.    Gross margins from our ATM maintenance services segment were 44.2% in 2004, compared to 32.7% in 2005 and 56.5% in 2006. Gross margins increased from 32.7% in 2005 to 56.5% in 2006 primarily due to an increase in the number of ATMs maintained, reducing our fixed costs per unit. We maintained approximately 2,700 ATMs at the end of 2005 as compared approximately 4,800 ATMs at the end 2006. Gross margins decreased from 44.2% in 2004 to 32.7% in 2005 as we assumed the operations of a small ATM business in 2005 with low margins and high fixed costs.

•

Ancillary services segment.    Gross margins from our ancillary services segment were 77.8% in 2004, compared to 69.2% in 2005 and 72.6% in 2006. Gross margins were relatively unchanged from 2005 to 2006. Gross margins decreased from 77.8% in 2004 to 69.2% in 2005 as gross margins from ATM leasing, which we began in 2005, were lower than gross margins from integration and consulting services.

Research and Development Expenses.    Our research and development expenses increased from $0.9 million in 2004 to $1.1 million in 2005, and to $1.8 million in 2006, as a result of additional headcount-related costs as we expanded our investment in research and development and added 15 and 23 engineers in 2005 and 2006, respectively. Additionally, the increase in 2006 research and development expenses as compared to 2005 includes $0.1 million in share-based compensation expenses.

Sales and Marketing Expenses.    Our sales and marketing expenses increased from $0.8 million in 2004 to $1.5 million in 2005, and to $3.2 million in 2006, representing 5.5%, 5.7% and 7.3% of total revenues. These increases were primarily due to increased sales commissions as a result of growth in sales revenues. The increase in sales and marketing as a percentage of total revenues in 2006 as compared to 2005 was due primarily to $0.5 million in share-based compensation expenses.

General and Administrative Expenses.    Our general and administrative expenses increased substantially from $2.4 million in 2004 to $4.0 million in 2005, and to $18.0 million in 2006, representing 16.0%, 15.8% and 41.6% of total revenues for these years. The $14.0 million increase from 2005 to 2006 resulted from $11.4 million in share-based compensation expenses, the write-off of $1.2 million in initial public offering expenses, a provision of $0.6 million for deposits which were considered uncollectible, $0.2 million in professional fees and $0.3 million in various other expenses. The increase in general and administrative expenses of $1.6 million from 2004 to 2005 was primarily due to the increase in headcount-related costs in connection with the increase in compensation costs of management and administrative personnel and $0.4 million in provision for other receivables in 2005 as compared to nil in 2004.

Income Tax Expenses.    Our effective income tax rate was 17% in 2004, as compared to 15% in 2005 and 30% in 2006. The higher effective income tax rate in 2006 was primarily due to the inclusion in net income of share-based compensation expenses that are not deductible for PRC income tax purposes. After excluding the non deductible share-based compensation expenses, the effective tax rate in 2006 would have been similar to the effective tax rate in 2005.

Loss from investment in an associate.    Loss from investment in an associate in 2006 represents our share of the loss of Longtop International, an associated company since 2006. In January 2007, we acquired the 49% of Longtop International that we did not own.

Net Income.    As a result of the foregoing, we had net income of $6.6 million in 2004, $12.5 million in 2005 and $8.3 million in 2006.

Our Selected Quarterly Results of Operations

The following table sets forth consolidated selected quarterly results of operations for the six fiscal quarters ended June 30, 2007. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	($ in thousands)
Consolidated Statement of Operations Data:
Revenues:
Software development(1)	4,545	7,554	10,608	10,605	5,869	8,240
Other services(2)	1,825	3,387	2,739	1,917	2,887	7,833

Total revenues	6,370	10,941	13,347	12,522	8,756	16,073
Less business taxes	(90)	(125)	(137)	(182)	(105)	(117)

Net revenues	6,280	10,816	13,210	12,340	8,651	15,956

Cost of revenues(3):
Software development	370	753	971	1,998	1,831	2,285
Other services	548	709	814	966	1,523	4,691

Total cost of revenues	918	1,462	1,785	2,964	3,354	6,976

Gross profit	5,362	9,354	11,425	9,376	5,297	8,980

Operating expenses(3):
Research and development	344	317	384	752	341	437
Sales and marketing	801	7	618	1,744	711	926
General and administrative	9,841	1,540	2,363	4,210	2,874	2,526

Total operating expenses	10,986	1,864	3,365	6,706	3,926	3,889

Income (loss) from operations	(5,624)	7,490	8,060	2,670	1,371	5,091

Other income (expense)	(180)	(88)	(90)	84	(24)	147
Income tax (expense)/recovery	1,764	(2,250)	(2,423)	(842)	(579)	(309)
Loss from investment in an associate	(30)	(43)	(114)	(76)	—	—

Net income (loss)	(4,070)	5,109	5,433	1,836	768	4,929

(1)	Revenues from standardized software contracts deferred from previous periods due to a lack of VSOE or evidence that costs of PCS had been immaterial. Beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	($ in thousands)
	938	1,703	2,143	942	—	—

(2) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1.0	4.5

(3) Includes share-based compensation expenses as follows:
Cost of revenues:
Software development	1	2	3	833	3	3
Operating expenses:
Research and development expenses	—	—	—	147	—	—
Sales and marketing expenses	4	12	11	503	11	11
General and administrative expenses	7,819	373	1,124	2,051	221	248

Our revenues and related cost of revenues and margins and overall operating results will fluctuate from quarter to quarter. As a result of these fluctuations, revenues, cost of revenues and resulting margins and operating results for any quarter may not be indicative of results for future quarterly periods, it is difficult for us to project our operating results for any quarter and we believe it is more meaningful to evaluate our business on an annual basis. Contributing factors include our client’s annual procurement process and seasonality attributable to the Chinese New Year resulting in the quarters ended March 31 and June 30 generally being our lowest software development revenue quarters.

In addition to our success selling our software solutions and services to new and existing customers and the impact of introducing new solutions and services and related timing, the mix of our software development revenues between standardized software sales and customized software sales significantly impact quarterly operating results. Since the beginning of 2006, when we were able to establish that the cost of providing PCS was immaterial, we have been able to recognize as revenue the full value of our standardized software solutions upfront, provided the other conditions of revenue recognition are satisfied. For our customized solutions, requiring significant modification and customization, our cost of revenue is significantly higher than that for our standardized software solutions. For customized solutions, we generally incur these costs evenly during the project life and recognize revenue later in the project as we reach project milestones and complete projects. In anticipation of our increased reliance on customized contracts in the near-term, as we produce our next generation of standardized software solutions, we have begun to add significant new headcount resulting in reduced margins.

Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended
				March 31,		June 30
	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
Net cash provided by (used in) operating activities	3,572	21,751	20,301	1,143	(736)	8,440	4,955
Net cash used in investing activities	(5,405)	(8,465)	(6,644)	(1,991)	(7,023)	(5,302)	(367)
Net cash provided by (used in) financing activities	6,180	1,851	41,353	1,491	(4,195)	23,105	3,950
Net increase (decrease) in cash and cash equivalents	4,345	15,509	56,425	862	(11,399)	26,317	9,524
Cash and cash equivalents at beginning of the period	5,040	9,385	24,894	24,894	81,319	25,756	69,920
Cash and cash equivalents at end of the period	9,385	24,894	81,319	25,756	69,920	52,073	79,444

Operating Activities

We have financed our business primarily through cash generated from our operations, sale of preferred shares and borrowings from commercial banks. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow, existing cash balances and the net proceeds from this offering.

Net cash provided by operating activities amounted to $5.0 million in the three months ended June 30, 2007 primarily due to net income of $4.9 million and a $2.7 million decrease in accounts payable attributable to a $3.6 million increase in payables of earn-outs in connection with the Grand Legend acquisition, offset by a decrease of $1 million in tax payables.

Net cash used in operating activities amounted to $736,000 in the three months ended March 31, 2007, primarily due to net income of $768,000 and $847,000 increase in accounts payable offset by a (i) $1.0 million increase in accounts receivables primarily due to the acquisition of our outsourcing business, (ii) $1.2 million increase in other current assets for our deferred initial public offering expenses and (iii) $914,000 decrease in deferred revenues.

Net cash provided by operating activities amounted to $20.3 million in 2006. Our operating cash flow in 2006 was primarily attributable to several factors, including (i) net income of 8.3 million, (ii) a $12.9 million share-based compensation charge that did not affect our operating cash flows and (iii) a $4.1 million increase in accrued and other current liabilities, offset by a $7.5 million increase in accounts receivable, primarily due to increases in sales in 2006 compared to the same period in 2005, a $4 million increase in our system integration receivables from the acquisition of ABS and slightly slower payments from our customers, a $3.3 million decrease in accounts payables and a $3.3 million increase in deferred revenue.

Net cash provided by operating activities amounted to $21.8 million in 2005. Our operating cash flow in 2005 was primarily attributable to several factors, including (i) net income of $12.5 million, (ii) a $3.3 million increase in accrued and other current liabilities, and (iii) a $2.4 million decrease in other current assets.

Net cash provided by operating activities amounted to $3.6 million in 2004. Our operating cash flow in 2004 was primarily attributable to several factors, including (i) net income of $6.6 million, (ii) a $1.4 million increase in accrued and other current liabilities, and (iii) a $1.2 million increase in deferred revenue. These increases were partly offset by a $4.0 million increase in accounts receivable and a $1.9 million increase in other non-current assets.

Investing Activities

Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment and purchases and disposals of investments. Net cash used in investing activities amounted to $367,000 in the three months ended June 30, 2007, primarily due to $412,000 in net cash used to purchase fixed assets. Net cash used in investing activities amounted to $7.0 million in the three months ended March 31, 2007, primarily due to $7.4 million in net cash used to acquire Minecode and LTI, offset in part by $1.1 million released from restricted cash which was used to secure bank facilities. Net cash used in investing activities was $6.6 million in 2006, primarily due to $5.8 million used in our various 2006 acquisitions and a $1.3 million investment in Longtop International, offset by $5.5 million in proceeds from the sale of our ATM leasing assets. Net cash used in investing activities was $8.5 million in 2005, primarily due to our purchases of ATMs to be used in our leasing operation and other fixed assets. Net cash used in investing activities was $5.4 million in 2004 primarily due to our purchases of fixed assets.

Financing Activities

Our financing activities primarily consist of capital contributions, sale of our preferred shares, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $4.0 million in the three months ended June 30, 2007, primarily due to proceeds of $7.8 million from short-term borrowings, offset by $3.8 million in repayment of short-term borrowings. Net cash used in financing activities amounted to $4.2 million in the three months ended

March 31, 2007, primarily due to repayment of short-term borrowings in the amount of $4.8 million. Net cash provided by financing activities was $41.4 million in 2006, primarily due to the $47.9 million in proceeds from the issuance of our preferred shares, offset by a $4.1 million increase in restricted cash pledged against our short-term borrowing facilities and $6.7 million used to repurchase ordinary shares from Bloomwell, an entity controlled by our chairman. The share purchase from Bloomwell was effected in conjunction with, and funded through the purchase of preferred shares by new investors in our company. These ordinary shares were cancelled. Net cash provided by financing activities was $1.9 million in 2005, primarily due to $1.1 million in proceeds from short-term loans and receipt of $1.8 million in capital contributions offset by $0.9 million in dividends paid. Net cash provided by financing activities was $6.2 million in 2004, primarily due to approximately $7.0 million in proceeds from capital contribution and $3.6 million in net proceeds from short-term borrowings, offset by $2.4 million in dividends paid.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)
Short-term debt obligations (including interest obligations)	12,889	12,889	—	—	—
Operating lease obligations	3,366	793	1,285	498	790
Investment obligations	9,975	9,975	—	—	—

Total	26,230	23,657	1,285	498	790

As of June 30, 2007, our short-term debt obligations consisted of loans due to commercial banks, including term loans aggregating $3.3 million with interest rates ranging from 5.10% per annum to 6.57% per annum, loans totaling $8.7 million under revolving credit facilities, notes payable in the amount of $657,000 and finance lease payments due in 2007 of $296,000. Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices.

Our investment obligations include our contingent obligations in connection with our acquisition of FEnet in the amount of $6 million in cash and to issue up to 396,350 ordinary shares and our disposition of LTI and Minecode in the amount of $4 million in cash and to issue up to 579,107 ordinary shares.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 8.0% appreciation of the RMB against the U.S. dollar by June 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $79.4 million as of June 30, 2007 into RMB at the exchange rate of $1.00 for RMB7.6120 as of June 29, 2007, this cash balance would have been

RMB604.4 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB598.4 million as of June 30, 2007. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the requirements of FIN 48 and have not yet determined the impact on our financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides guidance as to how the effects on prior year uncorrected misstatements should be considered when quantifying misstatements in the current financial statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 will require the Company to quantify misstatements using both a balance sheet and income statement approach, with adjustment required if either method results in a material error. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin did not have a material effect on the Group’s financial position or result of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. We will be required to adopt SFAS 157 in fiscal 2008. Our management is currently evaluating the impact, if any, of this statement on the consolidated combined financial statements.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3, requires that entities should present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

INDUSTRY OVERVIEW

Overview

Financial services institutions globally have spent heavily on IT for many years. In the fast-paced, competitive financial services industry, companies are increasingly relying on flexible and reliable IT infrastructure to gain competitive advantages. According to IDC, global banking and insurance IT spending reached $124.9 billion and $43.8 billion, respectively, in 2006 and is expected to grow at a compound annual growth rate, or CAGR, of 6.4% and 5.6%, respectively, to reach $170.7 billion and $57.5 billion, respectively, in 2011.

China’s GDP has been growing at a rapid pace and China’s financial services industry has also experienced a rapid expansion. Similar to their global peers, Chinese financial services institutions, particularly banks, have been increasing IT spending to manage both growth and growing business complexity. According to IDC, total IT spending by China’s banking industry reached RMB36.6 billion ($4.8 billion) in 2006, up 15.4% from 2005. Compared to developed economies, China’s financial services industry is unique in many aspects, including business organization, operating procedures, customer preferences and level of sophistication in products and services. In addition, the regulatory environment in China is also in a state of change, and the Chinese government has introduced a number of key reforms in the sector. As a result, China’s financial services industry needs highly specialized IT products and service providers who understand China’s domestic market and regulatory environment.

IT spending in China’s financial services industry is migrating from data concentration to application integration and financial product innovation. As financial services institutions continue to improve their IT infrastructure, the share of hardware in total spending will decrease while that of software and IT services will continue to grow. According to IDC, spending on banking IT hardware from 2007 to 2011 is projected to grow at a CAGR of 8.0% whereas spending on banking packaged software and spending on banking IT services are projected to grow at a CAGR of 21.7% and 22.3%, respectively.

China’s Economy

China’s economy has grown rapidly since the Chinese government adopted extensive national reform programs to create an open economy in the late 1970s and early 1980s. These reforms are focused on, among other things, transforming China’s centrally planned economy to a more market-oriented economy and enhancing the competitiveness of Chinese enterprises. As a result of these economic reforms, particularly following China’s accession to the World Trade Organization, or WTO, China’s economy has demonstrated strong growth.

The table below sets forth the GDP in China from 2001 to 2006:

GDP
2001	2002	2003	2004	2005	2006
(RMB in trillions)
11.0	12.0	13.6	16.0	18.3	20.9

Source:	National Bureau of Statistics of China.

China’s Banking Industry

China’s banking industry is an important component of the country’s overall economic system. The banks have historically been, and are expected to continue to be, a significant source of capital for the Chinese economy and the primary choice for domestic savings. China’s banking industry has seen rapid growth in line with China’s economic growth. According to the People’s Bank of China, or PBOC, there were RMB33.5 trillion ($4.4 trillion) in savings with and RMB22.5 trillion ($3.0 trillion) in loans from financial institutions at the end of 2006 in China.

China’s banking sector comprises four broad categories of banking institutions, namely, the four state- controlled national banks, national commercial banks, city commercial banks and other banking institutions.

State-Controlled National Banks (the “Big Four”)

The four state-controlled national banks (Industrial and Commercial Bank of China, or ICBC, China Construction Bank, or CCB, Bank of China, or BOC, and Agricultural Bank of China, or ABC) play a major role in China’s banking industry. According to the China Banking Regulatory Commission, or CBRC, as of the end of 2006, the four state-controlled national banks accounted for approximately 51.3% of total assets of China’s banking industry. Except for ABC, the other three largest banks have all recently finished restructuring and have successfully raised equity from overseas and domestic capital markets.

National Commercial Banks

Most national commercial banks were established in the late 1980s and early 1990s with nationwide banking licenses. According to the CBRC, as of the end of 2006, national commercial banks accounted for approximately 16.2% of total assets of China’s banking industry. National commercial banks include Bank of Communications, China Merchants Bank, CITIC Bank, Shanghai Pudong Development Bank and China Minsheng Banking Corp.

City Commercial Banks

City commercial banks are permitted to engage in commercial banking activities mostly within their designated geographic areas. According to the CBRC, as of the end of 2006, city commercial banks accounted for approximately 5.9% of total assets of China’s banking industry. Some of the large city commercial banks include Bank of Shanghai, Bank of Beijing, Tianjin City Commercial Bank, Shenzhen City Commercial Bank and Guangzhou City Commercial Bank.

Other Banking Institutions

Other banking institutions include but are not limited to policy banks, foreign-invested commercial banks, urban and rural credit cooperatives, finance companies and China Postal Savings Bank. According to the CBRC, as of the end of 2006, other banking institutions accounted for approximately 26.6% of total assets of China’s banking industry.

The Chinese government has in recent years implemented a series of reforms designed to liberalize the banking sector, enhance risk management and create a healthy and competitive environment for commercial banks in China. Key initiatives include relaxing restrictions on the ability for commercial banks to charge fees for services and allowing foreign banks to offer Renminbi banking services in China.

China’s Insurance Industry

China’s insurance market is one of the fastest growing insurance markets in the world. With improved living standards, higher disposable incomes and greater awareness about insurance products, personal insurance and property insurance premium revenues have been increasing in China. New growth areas, such as agricultural, enterprise annuity, healthcare, and liability insurance, also demonstrate strong growth momentum.

According to the China Insurance Regulatory Commission, or CIRC, total insurance premium revenue amounted to RMB564.1 billion ($74.1 billion) in 2006, an increase of 14.5% from 2005. Of this amount, property insurance premiums accounted for RMB150.9 billion ($19.8 billion), an increase of 22.7% from 2005, while life insurance premiums accounted for RMB359.3 billion ($47.2 billion), an increase of 10.7% from 2005. Assets of China’s insurance industry totaled RMB2.0 trillion ($0.3 trillion) as of the end of 2006, an increase of 29.6% from the end of 2005.

China has continued to allow foreign competition in its insurance industry, and this has resulted in an increased number of market participants and greater competition in the industry. According to the Yearbook of China’s Insurance 2006, there were 93 insurance institutions in China as of the end of 2005, including 42 personal insurance companies, 35 property insurance companies, six group holding companies, five reinsurance companies, and five insurance asset management companies. According to CIRC, in the personal insurance segment, China Life Insurance, China Pacific Life Insurance, and Ping An Life Insurance accounted for 71.6% of the market share in 2006 by premium revenue. In the property insurance market, the main insurers, PICC Property and Casualty, China Pacific Property Insurance and Ping An Property & Casualty Insurance had a combined market share of 67.3% in 2006.

While China’s insurance market has experienced rapid growth, it remains significantly under-penetrated compared to more developed markets in Asia, the United States and Europe. In 2006, according to Swiss Re, total life insurance and non-life insurance premiums represented only 1.7% and 1.0% of China’s GDP, respectively, compared to 8.3% and 2.2% in Japan, respectively, and 4.0% and 4.8% in the United States, respectively. These comparatively low penetration rates suggest potential for further growth in China’s insurance market.

Overview of the IT Market and IT Solution Market for the Financial Services Industry in China

In conjunction with the rapid development of banks and other financial institutions in China, IT spending in China’s financial services industry has increased substantially in recent years. According to IDC, China’s banking industry IT spending stood at approximately RMB36.6 billion ($4.8 billion) in 2006, up 15.4% from 2005. The figure includes spending on IT hardware, datacom equipment, packaged software and IT services.

According to IDC, total IT spending by China’s banking industry is expected to grow from RMB36.6 billion ($4.8 billion) in 2006 to RMB72.4 billion ($9.5 billion) in 2011, representing a CAGR of 14.6%. This growth is largely driven by the desire of banking institutions to update, install and integrate increasingly sophisticated IT systems into their business operations. These advanced systems are necessary as the growth of the Chinese economy has created demand for a wider range of financial products, more complex commercial lending, an increased volume of international transactions and a greater necessity for banking institutions to adequately control risk.

In terms of IT spending by bank type, the Big Four accounted for 62.4% of the industry’s total IT spending in 2005 but this share has been declining. IT spending by city commercial banks and rural credit cooperatives has grown quickly as these institutions have pushed for rapid strides in IT development, and their spending accounted for 15.6% of the industry’s total in 2005, already exceeding that of national commercial banks, which accounted for 14.0%. However, the Big Four remain the early adopters and national trendsetters for IT spending in China’s banking industry given their size and scale.

IT spending by China’s insurance industry represents a small but fast growing component of financial services IT spending, and is expected to grow over the next few years. According to IDC, total IT spending by the insurance industry in 2006 reached RMB3.3 billion ($0.4 billion), up 15.2% from 2005. IT spending by the insurance industry is expected to grow at a CAGR of 14.3% from 2006 to 2011 to reach RMB6.4 billion ($0.8 billion).

In conjunction with the Chinese banks’ growing demand for IT services, the overall banking IT solution market has experienced significant growth.

The banking IT solution spending by software and services are listed in the table below:

	2006	2007	2008	2009	2010	2011	CAGR (2006-2011)
Banking IT solution software (RMB in millions)	1,293.8	1,607.0	1,984.6	2,413.2	2,895.9	3,451.9	21.7%
Banking IT solution services (RMB in millions)	4,731.6	5,727.9	6,933.2	8,230.7	9,706.4	11,299.7	19.0%

Source: IDC China Banking Industry IT Solution 2007-2011 Forecast and Analysis.

The banking IT solution market can also be defined broadly in the following major categories:

•

Business-Related Solutions:    comprises products and services for core banking systems (including customer information management, deposit, loan, general ledger, and daily processing of the deposit and loan accounts), payment and settlement systems and intermediary business systems (including bank- securities express, bank-insurance express, agency collection and payment, and housing fund management).

•

Channel-Related Solutions:    comprises products and services for channel management systems that enable sharing of customer information among channels and provision of more personalized services, call center, bankcard systems and online banking.

•

Management-Related Solutions:    comprises ERM solution (including finance management systems, management accounting systems, asset management, human resource management and performance assessment management), credit management solution, risk management solution, financial audit solution, decision support solution and CRM solution.

•	Other Solutions: comprises disaster backup systems, business process integration and business process outsourcing.

The chart below sets forth China’s projected banking IT solution spending from 2006 to 2011:

Business-Related Solutions	Channel-Related Solutions	Management-Related Solutions	Other Solutions
(RMB in millions, except percentages)

Source: IDC China Banking Industry IT Solution 2007-2011 Forecast and Analysis.

The banking IT solution market remains fragmented, and in 2006 the top three players by market share had market shares of 3.6%, 3.0% and 2.7%, respectively. Collectively, the top 10 players only accounted for 21.4% of market share in 2006.

As customization levels are high in China’s banking IT solution market, IT services including customized services, consulting, implementation, maintenance and training form the major segments of the banking IT solution market. In terms of market size, core banking solution was the largest segment of the banking IT solution market, accounting for 17.1% of the overall market in 2006, followed by, intermediary business solution, ERM solution and other categories.

The table below sets forth the banking IT solution spending by category from 2006 to 2011:

	Banking IT Solution Spending						CAGR (2006-2011)
	2006	2007	2008	2009	2010	2011
	(RMB in millions)
Core banking solution	1,036.6	1,248.0	1,510.1	1,769.9	2,054.8	2,363.1	17.9%
Payment and settlement solution	255.8	297.7	351.6	407.9	469.0	533.3	15.8%
Intermediary business solution	586.3	721.7	896.7	1,098.4	1,332.4	1,602.8	22.3%
Channel management solution	513.1	606.4	727.2	855.2	1,000.5	1,156.6	17.7%
Bankcard solution	449.7	558.5	687.5	836.0	1,003.3	1,186.9	21.4%
Call center solution	476.2	579.1	700.3	829.9	977.6	1,134.0	19.0%
Online banking solution	391.9	482.1	601.0	724.9	867.7	1,029.9	21.3%
Other Channels	252.7	315.9	392.6	485.3	593.5	718.7	23.3%
Credit management solution	394.2	487.6	590.5	702.1	827.1	962.8	19.6%
ERM solution	581.2	704.9	836.1	980.7	1,144.5	1,316.1	17.8%
Risk management solution	127.3	158.6	195.7	239.4	291.1	349.3	22.4%
Decision support solution	187.2	242.0	311.0	394.6	490.5	598.4	26.2%
Financial auditing solution	249.1	307.6	378.1	454.8	539.4	631.6	20.5%
CRM solution	317.5	386.0	466.9	555.6	656.7	767.0	19.3%
Others	206.8	238.6	272.4	309.4	354.3	401.0	14.2%

Total	6,025.6	7,334.7	8,917.7	10,644.1	12,602.4	14,751.5	19.6%

Source: IDC China Banking Industry IT Solution 2007-2011 Forecast and Analysis.

The insurance IT solution spending is expected to experience similar growth as banking IT solution spending. According to IDC, insurance IT solution spending will increase from RMB0.6 billion in 2006 to RMB1.7 billion in 2011, representing a CAGR of 21.9%.

	2006	2007	2008	2009	2010	2011	CAGR (2006-2011)
Insurance IT solution software (RMB in millions)	210.9	258.6	308.6	370.3	442.1	519.9	19.8%
Insurance IT solution services (RMB in millions)	432.0	532.8	662.4	814.3	996.0	1,213.1	22.9%

Source: IDC China Insurance IT Solution 2007-2011 Forecast and Analysis.

Near-Term IT Demands for the PRC Financial Services Industry

According to IDC, Chinese banks’ IT development is migrating from data concentration to application integration and financial innovation. As the sector matures, the share of hardware demand in total IT spending is expected to decrease, while demands for software and IT solution services will increase. Areas of demand include core banking systems, as domestic banks upgrade and replace their current systems, and management informatization, as data concentration is almost complete and banks have begun to experiment with in-depth information development and integrated applications. In addition, increasing competition within the banking industry will increase demand in the non-core peripheral systems including intermediary business systems, channel integration, teller systems and data warehouse applications. The improvements in these peripheral systems will enable banks to provide better services to their customers.

According to IDC, insurance informatization lags behind banking informatization. As insurers look to expand insurance sales channels, improve client service capabilities and compete for market share, they are likely to make large investments in online insurance systems, client relationship management systems and decision support systems.

We believe IT solution providers with industry expertise, local knowledge and key customer relationships are best positioned to meet future banking industry IT needs as spending shifts towards software products and services and to leverage their experience and expertise to secure the IT needs of the relatively underdeveloped insurance industry.

BUSINESS

Overview

We are a leading software developer and information technology, or IT, services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to IDC, an independent market research company, we were the third largest “banking IT solution provider” in China measured by market share in 2006.

We offer select software solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China.

•	Our channel-related solutions enable banks to interact with their customers through various channels such as ATMs, bank tellers, call centers and online banking.

•	Our business-related solutions are directed at executing banking transactions such as international trade finance, payments and settlements and credit card operations.

•

Our management-related solutions support a financial institution’s internal operations and management, such as business intelligence, enterprise resource management, work-flow management and credit and risk management.

•	Our other value-added solutions address our banking and non-banking clients’ various IT needs such as payroll management for public sector employees.

We provide both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.

Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, namely China Construction Bank, Agricultural Bank of China and Bank of China. We have provided in recent years services to eight of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks in China, and two of the largest life insurance companies in China, namely New China Life Insurance and China Pacific Insurance Group.

We operate five delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou, two research centers located in Xiamen and Shanghai and 34 ATM service centers located in 20 out of 31 provinces in China. We have sales offices in Xiamen, Beijing and Shanghai. As of September 25, 2007, we had 1,094 employees in China.

Our total revenues grew from $15.2 million in 2004 to $43.2 million in 2006 and our net income grew from $6.6 million in 2004 to $8.3 million in 2006. Our total revenues for the three months ended March 31, 2007 and June 30, 2007 were $8.8 million and $16.1 million, respectively, and our net income for the three months ended March 31, 2007 and June 30, 2007 were $768,000 and $4.9 million, respectively. Our total share-based compensation expenses in 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007 were $37,000, $12.9 million, $235,000 and $262,000, respectively. Effective April 1, 2007, we changed our fiscal year from a calendar year to a fiscal year ending March 31. Our revenues are generally lower in the first and second calendar quarters due to seasonal fluctuations partly as a result of our clients’ budgeting and spending cycles.

Consistent with our growth strategy to enhance our solution and service offerings and access additional clients, we acquired in 2006 Advanced Business Services (Beijing) Co., Ltd., or ABS, an integration services provider located in Beijing. In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd., or FEnet, a software developer focused on business intelligence, and its subsidiary. We expect to complete the acquisition in October 2007, after which we will have a total of 1,355 employees. We believe we are well-positioned to serve the evolving needs of our clients and capitalize on the growth opportunities in China’s financial services IT market.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and enable us to attain a leadership position in the financial services IT market in China.

Market leader with extensive financial services expertise.    We were the third largest “banking IT solution provider” in China in 2006 measured by market share, according to IDC. Since inception, we have focused on the financial services industry and have over ten years of experience navigating the complex and rapidly changing financial services environment in China. We believe our recognition as a market leader, our deep industry knowledge, our consistent focus on the financial services industry, and our broad solution and service offerings combine to provide us a unique advantage over competitors that lack our market focus, industry expertise or sizable range of solutions and services.

Strong solution and service development capability.    Our solution development efforts are led by our senior management, most of whom have computer science, mathematics or engineering backgrounds. As of September 25, 2007, our software development engineers comprised 634, or 58.0%, of our work force. Our engineers work primarily in our five solution delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou. Our software development has reached level four out of the five levels certified under CMMI, the de facto standard for software integration and development capabilities. Our quality control process is ISO9001 certified. We use a component-based platform in the software development process that enables us to redeploy relevant modules for future solutions or to repackage them as stand-alone standardized solutions.

The primary goal of our research efforts is to develop solutions that may be strategically implemented and commercialized. As an investment in our long-term growth, we fund and operate two research centers that focus on the core technologies underlying our solutions and solution protocols, with 89 engineers dedicated to the research conducted by the centers. After we have completed the acquisition of FEnet, we will operate an additional research center in Guangzhou. In 2002, we partnered with the National Defense Technology University, a leading university in computer science in China, to launch a research lab for designing a conceptual framework upon which our workflow software solutions are built. In January 2007, we collaborated with Xiamen University, a leading university in finance in China, on the research of trends in the financial services industry. Our commitment to research and development and our focus on commercializing our research results enable us to become a leader in a competitive market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.

Established relationships with leading financial institutions in China.    We count among our clients three of the four largest state-controlled national banks, eight of the 13 national commercial banks and two of the five major life insurance companies in China. Our relationships with market leaders in the Chinese financial services industry provide us the reputation, industry knowledge, operational expertise and credibility that we can leverage in marketing to other market participants. These relationships also afford us opportunities to work on cutting-edge solutions that we can subsequently adapt for broader commercialization. As our clients generally prefer to maintain continuity and compatibility among their various systems, we believe our existing relationships favorably position us for selection to address our clients’ future IT needs. We further believe that our continued client relationships allow us to build client trust, anticipate their information technology needs and allow us to better direct our research and development efforts and effectively market to them our solutions and services.

Comprehensive solution and service offerings.    We offer a broad range of customized and standardized software solutions addressing major categories of information technology needs of financial institutions in China. We offer consulting, implementation and customer support services related to our software solutions to our clients. We additionally offer system integration, IT system management and ATM maintenance services. Our broad solution and services offerings provide us multiple access points for us to engage our clients and build long-term relationships over the various stages of their information system development. We believe this in turn generates valuable opportunities to cross-sell our other solutions and services.

Scalable, nationwide delivery and service platform.    We operate five delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou and 34 centers primarily for ATM services throughout 20 provinces in China. Our nationwide delivery and service platform allows us to tap into local talent pools, manage development and service costs, shorten service response time and build closer relationships with clients locally. At the same time, our closely integrated delivery and service centers allow us to leverage a multitude of talent within our entire network and build development and service teams across regions based on the combination of skills demanded by a particular project.

Proven management with successful track record.    Our senior management team consists of computer scientists and engineers with extensive management experience in the IT industry ranging from 16 years to 25 years. Our management team brings us complementary skills in the areas of software development, operations, finance, and sales and marketing. Under the leadership of our senior management team, we have substantially expanded our operations and solution lines, and achieved significant revenue growth.

Our Strategy

Our goal is to become the dominant leader in software development and IT services for the financial services industry in China and expand globally. We intend to achieve this goal by implementing the following strategies:

Strengthen relationships with key clients.    Our clients include leaders in the financial services industry in China. We expect our clients’ IT needs to evolve as they address an increasingly competitive market, continue their modernization process and offer their customers progressively more sophisticated and innovative solutions and services. This requires substantial IT investments to revamp legacy systems, build new infrastructures and meet increased demands on internal management of work processes, resources and risk. We intend to address IT demand from these large financial institutions and increase the sales of our solutions and services by implementing, among others, the following measures:

•

Maintain high level of client satisfaction.    We aim to maintain a high level of client satisfaction by continuing to exceed our clients’ expectations in the projects we undertake and provide quality services on an on-going basis.

•

Anticipate client needs.    We will leverage our industry know-how and long-term client relationships to understand our clients’ development and spending initiatives, so as to best coordinate our research and development and marketing efforts. We offer value-added services such as business and technical architecture consulting beyond our normal business.

•	Organically expand with our clients. As our clients’ IT needs evolve and as our clients expand geographically, we plan to expand our offerings and geographic coverage.

•

Actively identify cross-selling opportunities.    Our solutions and services cover all major banking information systems and we believe there are substantial opportunities for us to cross-sell our wide range of solutions and services to our existing client base. We will continue to leverage existing client relationships and our on-going projects to actively identify opportunities to market additional solutions and services to our clients.

Diversify our client base and service offerings to capture new growth opportunities.    We believe our technological know-how, our cost-effective modular and streamlined design and implementation approach, our broad solution and service offerings and our deep industry knowledge will be attractive to potential financial services clients in banking, insurance and other financial services sectors in China and globally. We plan to capture growth opportunities in these and other areas:

•	Big 4 banks. We plan to continue to provide more service offerings to our main customers such as China Construction Bank, Agricultural Bank of China and Bank of China.

•

National and city commercial banks.    According to IDC, national and city commercial banks in China will experience rapid growth in the next few years. In addition, many of these banks have raised or are raising capital in domestic and overseas capital markets. We plan to focus on the marketing of our standardized software to address the particular needs of this group of financial institutions. Recently, we agreed to acquire the business of FEnet, a software developer, as part of our strategy to expand into national commercial banks.

•

Insurance providers.    We are well-positioned to capture growth opportunities in the rapidly evolving insurance IT market by leveraging our current leadership position and know-how in the banking industry. We plan to continue to invest in research and development of new solution offerings to satisfy the growing information technology needs of this market segment.

•

Other enterprises.    We have offered our solutions and services to support the corporate treasury, finance and other related functions of other enterprises such as tobacco and oil companies. We plan to further leverage these finance-related solutions and services to enter the IT solutions and services market for non-financial enterprises.

•

International financial services providers.    We plan to leverage our knowledge of the Chinese market and the overseas market to provide solutions and services to international financial institutions that are or will be doing business in China and to Chinese financial institutions when they are ready to expand overseas.

Continue to enhance our development and delivery capabilities.    We will continue to commit significant financial and human resources to solution development and research and improve on our development process. In our development effort, we will continue to emphasize the exploitation of research results to create commercially viable solutions. We will further leverage the know-how from our custom-design and implementation process to develop and introduce standardized solutions with higher profit margins for a wider market. We will continue to fund basic research at our research centers and labs and increase our collaboration with universities and research facilities. We will operate an additional research center after completing the acquisition of the business of FEnet. We plan to build one to two additional delivery centers and, during the remainder of calendar 2007, hire 70 additional engineers. We will expand our product lines by leveraging our domestic relationship as well as through co-operations with international players. We will also enhance support for our development and delivery initiatives by introducing sales teams dedicated to product lines.

Attract and retain quality employees.    To enhance our development efforts and to support our growth objectives, we intend to continue to attract additional skilled and experienced software engineering and project management personnel. We also intend to hire and retain additional sales and service personnel with client and industry knowledge. We will continue to build a strong management team with in-house talent and recruit additional management talent as needed. We will continue to leverage our research centers and external resources to provide training programs for our employees.

Pursue strategic acquisitions and alliances that fit with our core competencies and growth strategy.    The current financial services software solution and IT services market is fragmented, presenting consolidation opportunities. We have completed seven strategic transactions since 2003. We acquired ABS, to expand our relationship with Bank of China, and entered into an agreement with FEnet, to expand our business intelligence capabilities and national commercial bank relationships. We intend to selectively pursue additional acquisitions to access new sectors or new clients, expand our solution and service offerings and/or strengthen our market leadership position. We may also seek overseas acquisitions in the financial services IT market. We also plan to continue forging strategic alliances with complementary businesses and technologies.

Our Solutions and Services

We design and develop software solutions and provide support and maintenance services primarily targeting the financial services industry in China.

Software Development

We have over ten years of experience developing software for banks and other financial institutions in China. Since 2004, revenues from software development have consistently accounted for a substantial majority of our total revenues, contributing 87.1%, 85.3% and 77.1% to our revenues in 2004, 2005, 2006, respectively, and 67.0% and 51.3% during the three months ended March 31, 2007 and June 30, 2007, respectively. Our software development operation consists of the following:

•

Custom-designed software development.    We provide custom-designed software solutions to address a comprehensive range of financial institution IT needs. Our primary clients for custom-designed solutions are large national banks. Our development team consults with clients and works independently or with a client team to translate their business needs into software protocols and, after repeated testing, into workable solutions. Our project management team oversees and ensures the quality of the entire development process. On average, it takes approximately six months to complete a customized software project from design to implementation. Custom-designed software development accounted for approximately 90.1%, 71.2% and 40.5% of our revenues from software in 2004, 2005, 2006, respectively, and 65.7% and 58.3% during the three months ending March 31, 2007 and June 30, 2007, respectively.

•

Standardized software development.    We leverage our customized software development efforts, including related platforms, modules, or elements, and our internal research and development efforts, to develop standardized solutions. We have successfully marketed these solutions to financial institutions of varying sizes and needs. Typically, it takes one to two months to implement our standardized software solutions. Sales of our standardized software solutions contributed to 7.1%, 25.5% and 52.5% of our revenues from software development in 2004, 2005, 2006 and 23.1% and 34.4% during the three months ending March 31, 2007 and June 30, 2007, respectively.

•

Software maintenance.    Beyond our standard twelve-month warranty covering maintenance and repairs for any software solution defects, we offer fee-based, stand-alone supplemental warranty and service contracts that are typically for a duration of twelve months. Our revenues from these stand-alone maintenance services increased from $377,000 in 2004 to $2.3 million in 2006, and contributed to 2.8%, 3.3% and 7.0% of our revenues from software development in 2004, 2005, 2006, respectively and 11.2% and 7.3% during the three months ending March 31, 2007 and June 30, 2007, respectively.

The solutions and services we offer to our financial institution clients, based on a combination of custom-designed software, standardized software and third-party software, cover all major categories of their information technology needs. We offer select solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions.

The following chart illustrates select solutions we have provided in each of these broad categories.

Channel-Related Solutions	• ATM
• Teller system
• Online banking
• Call center
• Channel management

Business-Related Solutions	• International trade finance
• Payment and settlement
• Credit card operations
• Intermediary business

Management-Related Solutions	• Decision support system / Business intelligence
• Enterprise resources management
• Credit and risk management

Other Value-Added Solutions	• Payroll management for public sector employees

Channel-Related Solutions

Revenues from our channel-related solutions comprised approximately 21.5%, 20.3% and 24.1% of our software development revenues in 2004, 2005 and 2006, respectively and 15.7% and 13.0% during the three months ending March 31, 2007, respectively. These solutions enable banks to service their customers through a combination of ATMs, traditional bank tellers, call centers, and online banking.

According to IDC, in 2006, we ranked number seven in channel-management solutions in China and ranked number three in customer relationship management solutions in China, as measured by market share. FEnet ranked second in customer relationship management solutions in 2006. We believe our solutions enable financial institutions to remain competitive through enhanced service offerings to their customers.

For example, we provided a customized solution in first half 2007 to assist a client in replacing its ATM transaction operation system to keep pace with its growing business. Our solution allows the client to offer standard services, improve security and increase customer service offerings. Another example of our channel solutions is our standardized ATM cross-platform software which allows our clients to manage ATMs from multiple vendors.

Business-Related Solutions

Our business-related solutions comprised approximately 45.7%, 30.4% and 22.7% of our software development revenues in 2004, 2005, 2006, respectively, and 27.6% and 18.0% during the three months ended March 31, 2007 and June 30, 2007, respectively. Our strong suit is in payment and settlement system solutions, where we ranked the second largest in China in market share in 2005 and first in 2006, according to IDC. These include solutions for international trade finance system, SWIFT (payment and settlement), and factoring. As the level of automation and interface increases between payment and settlement systems, we expect greater demand for our highly reliable and scalable software solutions for this segment of the market. We are also competitive in the area of intermediary business solutions. According to IDC, we ranked among the top 10 of providers of intermediary business solutions in 2006 in China.

One example of our business-related solutions is an international settlement solution we customized for a large national bank to replace its existing settlement system. The client’s then existing settlement system became outdated after its core system was centralized. Our next-generation international settlement system centralized the client’s settlement activities and improved settlement efficiency.

Another example of our business-related solutions is our standardized international trade documentation system. Our trade documentation system allows clients to centralize management of international trade documentation for increasingly complex international trade activities and to implement a new and more efficient process.

Management-Related Solutions

Our management-related solutions, other than business intelligence solutions, comprised approximately 19.5%, 24.8% and 31.9% of our software development revenues in 2004, 2005 and 2006, respectively, and 33.8% and 37.8% during the three months ended March 31, 2007 and June 30, 2007, respectively. Our business intelligence solutions comprised approximately 4.8%, 6.8% and 9.7% of our software development revenues in 2004, 2005 and 2006 and 11.7% and 18.9% during the three months ended March 31, 2007 and June 30, 2007, respectively.

As bank functions and systems grow, there is an increasing demand for tools to effectively manage their internal operations and centralize their management. These tools include solutions for enterprise resource management and credit/risk management.

Our solution coverage includes business intelligence systems, enterprise resources management and risk management that are classified as management-related solutions. We provide business intelligence solutions such as anti-money laundering software and data analysis software. We ranked second in business intelligence solutions by market share in 2006. We ranked fourth in enterprise resources management solutions by market share in 2006. These include credit management solutions that assist banks in managing, and minimizing risk associated with, a broad range of loan solutions, including commercial loans, housing loans and personal loans. We also offer other management solutions such as human resource management and work-flow management. We intend to leverage our research to bring to market more innovative solutions and become a market leader in those areas.

An example of management-related solutions is we are implementing a centralized customer information database for a large national bank. The database contains several hundred million pieces of customer and account information. Our solution enhanced our client’s ability to share customer information across business departments and its customer management capabilities.

Another example of our management-related solutions is our business intelligence platform software, which allows our clients to analyze real-time data using different arrays of variables.

Other Value-Added Solutions

Our other value-added solutions comprised approximately 8.5%, 17.7% and 11.6% of our software development revenues in 2004, 2005 and 2006, respectively, and 11.2% and 12.3% during the three months ended March 31, 2007 and June 30, 2007, respectively. We offer to our banking and non-banking clients various solutions such as payroll management for public sector employees.

Other Services

We also offer other services to address IT needs unrelated to software development. Revenues from these services accounted for 12.9%, 14.7% and 22.9% of our revenues in 2004, 2005 and 2006, respectively, and 33.0% and 48.7% during the three months ended March 31, 2007 and June 30, 2007, respectively. Our other service revenues for financial reporting purposes are divided into two segments: ATM maintenance services and ancillary services. Ancillary services include system integration services and miscellaneous services such as consulting, IT system management and other supplementary technology-related services.

•

ATM maintenance services.    We provide ATM maintenance and support services to banks. Our contracts are usually for one-year terms with annual renewal options. As of August 31, 2007, we were under contracts to maintain and support approximately 5,800 ATMs. We service all major brands of ATMs, including those manufactured by Diebold, Fujitsu, NCR, Nixdorf and Wincor.

•

System integration services.    We have since inception provided integration services to our clients to assist them in the procurement and installation of hardware and software that best meet their system requirements. Our tasks include providing consulting services to clients to assess their system requirements, management of supplier relationships and bidding processes, contract negotiations and testing and acceptance of third party software and hardware. We sometimes provide trade credit as a value-added service to our clients. We have technical certifications to install and implement third-party products from many major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, IBM, Microsoft, Nortel and Oracle.

•

Miscellaneous services.    In response to our clients’ needs to centralize the management of their support and core business functions, in 2004, we began to offer information technology service management, or ITSM, of our clients’ information technology infrastructures. We work closely with our clients on systems development, testing and after-sales systems maintenance. Through our ITSM services, we offer our clients value-added consulting services regarding configuration and system change management, security management, crisis management and information technology asset management. We also offer various consulting and supplementary technology-related services.

Project Management

Software Development and Testing

The development cycle of our custom-designed software typically involves the following steps:

•	Assessing client’s needs. We first consult with the client to determine the client’s business needs and prepare a needs analysis report.

•

Converting needs into an overall design.    The development department then translates the client’s needs into a design concept built on our existing technology platforms. The testing department meanwhile prepares a system testing plan.

•	Preparing a detailed design. The initial conceptual design and testing plans are then expanded into more detailed designs and testing procedures.

•	Writing program code. Our development department next writes the initial program code.

•	Software implementation and testing. The development and testing departments work together to test the software and prepare a system inspection report.

•

System maintenance.    After the software development is completed, our development and testing departments stay involved to improve on the solution, provide needed customer support and to correct any design defects. We provide one year of maintenance with our development contracts.

Our development process achieves high efficiency by following the above proven process. We manage our development costs through careful budgeting and cost controls along the development process. We realize further efficiencies and cost-savings by using an interactive development method and component-based platform. Our component-based platform uses fully tested and optimized packages and libraries and various management tools to achieve high efficiency in the software development process with high quality and increased reusability of codes.

Quality Control

Throughout the development cycle, our project management department oversees the development process to ensure that the project progresses according to schedule and that the process meets our quality control standards. The functional separation of the development department, the testing department and the project management department builds checks and balances into the development process and provides structural assurance of quality control.

We also follow a set of quality control procedures and software development protocols in our development processes. As a result of our extensive control mechanisms and our strict compliance, we received ISO 9001:2000 certification in July 2003 and obtained level three certification of CMMI for our software development in December 2004 and level four certification of CMMI in December 2006. We are in the process of preparing for level five certification of CMMI and ISO27001 and ISO17025 certifications.

Sales and Marketing

We rely on our own sales force to market and sell our solutions and services nationwide. As of September 25, 2007, we had 76 sales and marketing staff based in Xiamen, Beijing and Shanghai. We also maintain dedicated sales teams for large clients and plan to add sales teams for specific solutions. Our sales staff receive a significant portion of their compensation from performance-based bonuses and some of our senior sales staff have received option grants under our 2005 share incentive plan.

We employ different sales strategies in approaching different types of clients. For large financial institutions, we focus on maintaining long-term relationships and targeting growth areas through dedicated sales teams and cross-selling. For mid-sized to small clients, we focus on leveraging our proven and mature solutions that address a comprehensive range of needs and offer packaged solutions. We also aim to increase our sales of customized and standardized solutions and services to insurance companies and the treasury and finance arms of large corporations.

Our clients’ procurement processes vary by client and nature of the project. Our large financial institution clients generally plan and budget for their annual information technology needs by the end of the previous year. Key software solutions are centrally planned and procured by headquarters according to the budget and annual plan, which is finalized in the first calendar quarter of the following year. Frequently, branches have procurement discretion if their procurement proposals meet internal feasibility standards and scope limitations. By contrast, our mid-sized and smaller banking clients generally plan and budget for the information technology needs in the last calendar quarter and give branches more discretion in making procurement choices.

Frequently, a competitive selection process is conducted by both larger and smaller banks before a project is awarded to a software solution provider. We believe the winning bidder is chosen based on reputation, historical track record with the client, quality of the proposed solution and estimated cost. We have long history with some of our key clients and are on their preferred vendor lists. When we evaluate whether to bid on a project or are invited to provide a cost estimate on a proposed solution, we evaluate our resources, the cost-effectiveness of the project, the strategic value of the project and potential cross-selling opportunities before submitting a bid. Our pricing varies by types of solutions and services. We generally charge a fixed price for software development and charge extra for upgrades and services beyond our standard warranty typically of twelve months.

Our sales and marketing expenses were $833,000, $1.5 million and $3.2 million for 2004, 2005 and 2006, respectively, and $711,000 and 926,000 for the three months ended March 31, 2007 and June 30, 2007, respectively, comprising mainly compensation expenses.

Customer Support

ATM Support Services

We provide ATM support services from our 34 service centers located in 20 provinces throughout China. We maintain two toll-free service hotlines as well as email client support. Our commitment to customer support for our clients includes prompt responses to our clients’ complaints, reports of any system malfunctions or any other technical or service problems. We aim to respond on-site to reported problems within one to two hours if the client is located within the same city, four to eight hours if the client is located within the same province, and 24 to 48 hours if the client is otherwise located in a major city in China. Our service commitment is made possible by our extensive nationwide network.

We electronically track the progress of any open service issue and follow through on client service requests. Our customer support teams work closely with our engineers to ensure that non-routine issues are resolved quickly and efficiently. We aim to follow up every resolved issue with a survey to ensure quality and receive feedback on ways to improve our customer support services.

Other Client Support Services

We leverage our nationwide service centers to provide first responses to clients within those regions on non-ATM service inquiries. Our engineers on the project team for the relevant client will coordinate with our sales teams dedicated to that client to promptly provide services specified in our client contract. We similarly provide opportunities for client feedback on all our completed services.

Our Clients

In the last three years our two largest clients accounted for a significant portion of our total revenues. The following table sets forth, by client, the percentage of software development revenues, other services revenues and total revenues for 2004, 2005 and 2006 and the three months ended March 31, 2007 and June 30, 2007, respectively:

	2004			2005			2006
	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues
Big 4 Client A	53.1	29.5	50.0	55.4	25.4	51.0	43.8	36.0	42.0
Big 4 Client B	37.2	7.5	33.0	29.0	28.9	29.0	31.2	25.4	30.0
Other banks and non-insurance clients	9.7	63.0	17.0	15.6	45.1	19.9	23.8	31.8	25.5
Insurance clients	—	—	—	—	0.6	0.1	1.2	6.8	2.5

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

	For the Three Months Ended March 31,						For the Three Months Ended June 30,
	2006			2007			2006		2007
	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues	% of Software Development Revenues	% of Other Services Revenues	% of Total Revenues
Big 4 Client A	54.7	24.4	46.0	51.7	30.4	45.0	45.2	54.9	48.2	37.3	22.9	30.3
Big 4 Client B	35.4	43.8	38.0	28.9	9.2	22.0	37.6	22.3	32.8	33.2	4.8	19.3
Other banks and non-insurance clients	9.9	20.1	12.7	19.1	58.0	32.0	15.8	14.8	15.5	24.8	71.0	47.4
Insurance clients	—	11.7	3.3	0.3	2.4	1.0	1.4	8.0	3.5	4.7	1.3	3.0

Total software development	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

We do not have long-term contracts with any of our clients. We enter into contracts with the headquarters or branches to provide solutions or services for the duration of the relevant projects or the services. For instance, we had provided and contracted to provide solutions under contracts with 32 counterparties, including headquarters and branches affiliated with Big 4 Client A, and 27 similar counterparties affiliated with Big 4 Client B as of August 31, 2007.

Our Suppliers

We develop most of our software solutions in-house and do not rely on outside suppliers. We perform maintenance of ATMs in-house and accordingly also do not rely on outside suppliers. In our systems integration business, we procure hardware and software on behalf of our clients through the original equipment manufacturer’s approved distributors in China, such as Digital China. As of August 31, 2007, none of our directors, their associates, or any shareholder (who to our knowledge owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.

Solution Development

Our research effort focuses on projects that match our strategic plan and can be successfully commercialized. This focus allows us to maintain long-term growth while capitalizing on our research to gain a competitive advantage. We place great emphasis on building a strong and stable research and development team and continuously seek out experts and talented researchers to join our research and development team.

We fund and operate a research and development center with 89 researchers. The research and development center focuses on the platforms underlying our software solutions. In addition, in 2002, we established a joint research laboratory with the National Defense Technology University to conduct basic research on cutting edge software technology. Additionally, we have established a field station for post-doctoral research at our facilities. Our collaboration with the National Defense Technology University resulted in the development of our Longtop Flexible Platform, or LTFP solutions. LTFP is designed as a scalable platform on which we and our clients can build application modules with ease. The platform-and-module approach simplifies design cycles, increases efficiency and lowers implementation costs.

In January 2007, we partnered with the Finance Research Institute of Xiamen University to conduct research on innovative financial solutions.

We have received numerous awards for our technology from both industry organizations and the national government. These awards include, among others, our designation as a “Significant High-Tech Enterprise” under the “Torch Plan,” an initiative launched by the Ministry of Science and Technology to encourage innovation in key technologies. The national government also designated us a “Major Software Enterprise within the State Plan.” We have also received grants from regional and provincial governments in recognition of our technological achievements.

We spent approximately $918,000, $1.1 million and $1.8 million on research and development during 2004, 2005, 2006, respectively, and $341,000 and $437,000 during the three months ended March 31, 2007 and June 30, 2007, respectively.

Intellectual Property

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights.

We have five trademark applications currently pending with the Trademark Office of the State Administration for Industry and Commerce of China. These are for our logo, “LONGTOP,” “LONGTOP GROUP,” “ ,” and “INTELLIFLOW.” We also have applied for a patent and have received preliminary patent approval for our workflow platform software technology. Our main websites are located at www.longtop.com and www.longtop.cn. In addition, we have registered more than 15 domain names.

Over half of our contracts for custom-designed projects between December 2006 and September 2007 and some of our contracts for custom-designed projects prior to December 2006 provided that our clients own intellectual property rights to software solutions developed under such contracts. Most of these affected contracts provided that we have the rights to own and commercialize any substantial improvements we make to the software solutions developed for clients under these contracts. A small number of these affected contracts either do not explicitly provide for such rights or provide that we have no such rights. Furthermore, a small number of our existing standardized solutions were based on, and our future standardized solutions may be derived from, at least in part, customized software solutions developed under these contracts.

The total contract value of these affected custom-designed projects between December 2006 and September 2007 was $17.1 million and the total contract value of these affected custom-designed projects prior to December 2006 was $2.5 million. The total contract value of our existing standardized solutions based on the affected customized software solutions was $785,000 as of August 31, 2007. We have also sold, and may sell in the future, variations of these software solutions to other clients. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).

Furthermore, due to the lack of clarity in a client contract for one of our important standardized software products, it may be interpreted that we have transferred to the client intellectual property rights to this software solution. We have sold the same software solutions to a small number of our clients for $473,000 as of August 31, 2007 and will continue to sell the same solutions to other clients. As a result of this practice, we may be subject to intellectual property rights infringement claims from the client to whom we may have transferred the intellectual property rights to this software.

In addition, in a small number of our software sales contracts, our clients and us have joint ownership rights to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, these clients may have a profit-sharing claim to our later developed solutions that may arguably be deemed “improvements” to solutions we developed for them earlier.

If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margins and net income. However, we believe that the possibility of our clients filing intellectual property rights infringement claims against us on the basis of their intellectual property rights ownership of the customized solutions is low because the process by which we convert a customized solution to a standardized solution involves substantial changes to the underlying code. As a result, given that most of the contracts, in which our clients own the intellectual property to the software solutions developed under such contracts, provide that we have the rights to own and commercialize any substantive improvements we make to the software solutions developed for clients under such contracts, it would be difficult for our would-be claimant to establish that standardized solutions are infringing their intellectual property rights. Our clients of standardized software generally receive license rights to use the standardized software and generally do not possess ownership rights to the underlying intellectual properties. As the conversion from a customized software into a standardized software typically involves substantial changes to the underlying code, we believe we have the right to sell, and are entitled to the economic benefits under, standardized software converted from customized software.

We provide indemnification to clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions. We currently do not have other plans to provide assurances to these clients that they will receive the full benefits of purchases. We believe the substantial modification involved in the implementation of our software solutions gives us the right to sell and accrue economic benefits under these sales.

Competition

The financial services IT market in China is highly fragmented and competitive. Competition in the financial services IT market depends in large part on industry experience, quality of solutions and services offered, reputation and price. No single participant or group of participants dominate the entire market or any segment within the four major solutions markets, namely, markets for channel-related solutions, business-related solutions, management-related solutions and other value-added solutions.

Market access to the dominant Chinese financial institutions depends in large part on pre-existing relationships and past track records with these financial institutions. When we compete for software projects for our existing clients, our competitors are relatively few. When we compete for projects for financial institutions with whom we do not have strong pre-existing relationships, the number of our competitors increases and those competitors with stronger relationships with these financial institutions are more likely to have an entrenched position and competitive advantage.

Our most significant competition comes from international platform providers, such as Accenture, BearingPoint Inc., IBM Corporation Global Solutions and TCS/FNS that put in place core banking system. We also compete on a nationwide basis with domestic IT solution providers targeting the financial service industry, such as Digital China Holdings Limited. Moreover, other targeted solutions providers compete with us in certain market segments. These competitors include Yucheng Technology, Huateng Software and Sunyard. Lastly, to a lesser extent, we also face competition from the in-house development departments of our customers.

We believe many of our competitors do not have the breadth of solutions and services, extensive pre-existing client relationships and industry experiences that we do. While we believe we will meet more competition from international companies in the future, we believe our international competitors generally lack local relationships or solutions that are adapted to the local market.

The market for ATM maintenance, ITSM and integration services is highly fragmented. With respect to ATM maintenance and ITSM services, we face competition from local service providers and international companies that provide service in conjunction with the solutions they provide. These include Diebold, Digital China Holdings Limited, The GRG Yuntong Banking Equipment Co., Ltd., IBM, Nantian Electronic Information Co., Ltd. and NCR. Our competitors in the market for systems integration include Beijing Sihitech Co., Ltd. and Shenzhen Huayuchang International Scientific & Educational Development Co., Ltd. as well as original equipment manufacturers and their distributors.

Employees and Training

We had 372, 428 and 622 employees as of December 31, 2004, 2005 and 2006, respectively. As of September 25, 2007, we had 1,094 employees, of whom 634 are in software development, 89 are in research and development, 139 are in other services, 76 are in sales and marketing and 156 are in general and administrative, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. Our compensation and benefits packages are competitive in the industry. Our employees are unionized but we have never experienced any labor dispute. We believe that our employee relations are good.

We invest significant resources in the training and development of our employees. We leverage the resources of our research and development center, our research labs and our project management department to ensure that each employee maintains a current skill-set through continuous training on topics ranging from our technologies, solutions and services, our clients, our market and the financial services industry.

Facilities

Our headquarters are located at 12-15/F, Block A, Chuangxin Building, Software Park, Xiamen, where we lease approximately 4,900 square meters of office space. As of June 30, 2007, our offices and ATM maintenance centers outside of Xiamen occupy an aggregate of approximately 7,800 square meters of leased space.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION

Regulations on the Software and Systems Integration Industries

China’s State Council and a number of ministries and agencies issued a series of rules and regulations aimed at stimulating the growth of the software and systems integration industries in China. The principal regulations governing the software and systems integration industries include:

•	Interim Administration Measures for Qualification of Systems Integration of Computer Information (1999);

•	Certification Standards and Administration Measures of Software Enterprises (2000);

•	Interim Appraisal Condition for Qualification Grade of Systems Integration of Computer Information (2000);

•	Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);

•	Software Products Administration Measures (2000);

•	Interim Administration Measures for Qualification of Systems Integration of Computer Information Concerning State Secrete (2001); and

•	Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005).

Under these regulations, except for software developed for self-use, software products developed in China are subject to a registration system administered by the Ministry of Information Industry, or MII, and its local branches or agencies empowered by it. This registration system requires software developers to obtain registration certificates for their software products. A software product cannot be sold in China without such registration.

Companies in China engaged in systems integration are required to obtain qualification certificates from MII. Companies planning to set up computer information systems are required to engage only systems integration companies with appropriate qualification certificates. The qualification certificate is subject to bi-annual review and is renewable every four years.

The Qualification Certificate for Integration of Computer Information Systems concerning State Secrets granted by the State Secrecy Bureau will be required for a company to engage in computer systems integration activities involving state secrets. In principle, the State Secrecy Bureau will only issue special qualification certificate to Chinese domestic companies. Foreign invested companies, including sino-foreign joint ventures and wholly foreign-owned enterprises, are generally not allowed to engage in any computer systems integration activities that involve state secrets.

We generally register our software solutions and have obtained or are in the process of obtaining from MII or other regulatory agencies all the certificates, permits or licenses necessary for conducting our business.

Tax

Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. According to the Foreign-invested Enterprises and Foreign Enterprises Income Tax Law, or the FIE Income Tax Law, and the related implementing rules, both of which issued in 1991, foreign-invested enterprises established in China are generally subject to an income tax rate of 33% (consisting of 30% enterprise income tax and 3% local income tax). The FIE Income Tax Law and the related implementing rules provide certain favorable tax treatments to qualified foreign invested enterprises. For instance, the enterprise income tax rate is lowered to 15% for a foreign-invested enterprise located in a special economic zone or if it is classified as a “high-technology enterprise” located in a national high-tech zone. Chinese domestic companies are governed by the Enterprise Income Tax Provisional Regulations of the PRC and are generally subject to an enterprise income tax rate of 33%.

Pursuant to Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry, issued in 2000, an enterprise qualified as “software enterprise” is entitled to a two-year income tax exemption for the first two profitable years and a 50% reduction of its applicable income tax rate for the subsequent three years. Furthermore, a software company that is clarified as a “major software enterprise within the state plan” enjoys a preferential 10% income tax rate. All of our subsidiaries in China were subject to the enterprise income tax at the reduced applicable rate of 15% for the years 2004, 2005 and 2006 and for the three months ended March 31, 2007 and June 30, 2007, as they were located in special economic zones or were clarified as “software enterprises” or “high-technology enterprises.”

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (the “New EIT Law”), which will become effective on January 1, 2008. According to the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment according to the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as our PRC subsidiaries, to be set out in more detailed implementing rules to be adopted in the future. In addition, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set out in the more detailed implementing rules when they are adopted. As a result, if our PRC subsidiaries qualify as qualifying high-technology enterprises, they will continue to benefit from a preferential tax rate of 15%, subject to any transitional period rules implemented starting from January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase from its existing tax rate of 15% or less to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of their issuance is currently unknown.

Furthermore, under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The New EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we or any of our non-PRC subsidiaries should be classified as PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the New EIT Law, dividends from our PRC subsidiaries to us may be subject to a withholding tax. Although the New EIT Law provides for a maximum withholding tax rate of 20%, the rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Value-added Tax

Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.

Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 1999.

Regulations on Foreign Exchange

The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997. Under these regulations, Renminbi is freely convertible under the current account. For foreign exchange transactions under the capital account, such as making inbound and outbound direct investment, borrowing foreign loan, repatriation of investment and investment in securities outside China, prior approval of or registration with the State Administration of Foreign Exchange of China, or SAFE, is required.

Pursuant to the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the NDRC or their local counterparts.

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a legal person entity incorporated in the PRC, a PRC citizen, or an individual with habitual residence in the PRC, who is referred to as an onshore resident under SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when an PRC resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges or shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such PRC resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment. Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of SAFE Circular No. 75, were also required to register with the local SAFE branch before March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. These circulars distinguish between various common/likely scenarios in offshore financing and roundtrip investment, and the SAFE’s corresponding positions thereon. The overall theme is still on strengthening control over offshore financing routes by way of enhancing the thresholds in certain areas. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Some of our PRC resident beneficial owners (including the record shareholders of Well Active) have not registered with the local SAFE branch as required under SAFE regulations. We have contacted the Xiamen branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Xiamen acknowledged receipt of such documents but refused to indicate whether they would effect the registration under Circular 75. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007 SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. We have contacted the Xiamen branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Xiamen acknowledged receipt of such documents but refused to indicate whether they would effect the registration under Circular 75. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may make equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001 are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises.

Under these regulations, wholly foreign-owned enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to its general reserves fund until the accumulative amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. The reserve fund cannot be distributed as cash dividends. A wholly foreign-owned enterprise is also required to allocate a portion, as determined at its discretion, of its after-tax profits to its staff welfare and bonus fund, which may not be distributed to the investors, either.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the SASAC, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006. Under the M&A Regulations, the listing of offshore SPVs, such as overseas companies that are directly or indirectly controlled by PRC onshore companies and/or individuals for the purpose of overseas listing of equity interests of onshore companies actually owned by such PRC companies and/or individuals, are subject to the approval of the CSRC. On September 21, 2006, the CSRC issued certain Regulations regarding Indirect Issuance of Stock Abroad or Listing of Securities at Overseas Markets for Trading by Domestic Enterprises, which set forth the criteria, process, and time required for obtaining such approval from the CSRC.

Although the application of the M&A Regulations remains unclear, we believe, based on the advice of our PRC counsel, Global Law Office, that because we completed our restructuring before September 8, 2006, the effective date of the M&A Regulations, the M&A Regulations at this moment do not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange.

A copy of Global Law Office’s legal opinion regarding the M&A Regulations is filed as an exhibit to our registration statement on Form F-1, which is available at the SEC’s website at www.sec.gov.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering, and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Xiaogong Jia	58	Chairman of the board of directors

Weizhou Lian	42	Director and chief executive officer

Xiaohong Chen	37	Director

Paul Wolansky	51	Director

Thomas Gurnee	56	Independent director

Zuyun Xue	44	Independent director*

Derek Palaschuk	43	Chief financial officer

Wei Zhao	42	Vice-president of investment

Shousheng Ye	44	Vice-president of research & development

Zuoji Tang	52	Vice-president of financial software delivery

Shu Li	47	Vice-president of financial software delivery

Dong Wei	39	Vice-president of solution center

Wei Wu	43	Vice-president of financial sales

Hong Zhang	41	Vice-president of product sales

Haiping Jiang	42	Vice-president of non-financial sales

*	Mr. Xue has accepted our appointment to be the independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Directors

Mr. Xiaogong Jia is one of our founders and has served as the chairman of our board of directors since our inception in June 1996. Mr. Jia has over 29 years of experience in China’s IT industry. He is currently a standing director of the China Business Council, director of Fujian Computer Society, vice-president of Xiamen Computer Society and standing vice chairman of Xiamen Software Industry Society. Prior to founding our company in 1996, Mr. Jia has served various positions including deputy head engineer, vice general manager and general manager of Xiamen Longtop Electronic Computer Company. From 1980 to 1984, Mr. Jia was the technical section chief of Fujian Provincial Computer Research Institute. Mr. Jia received his bachelor’s degree in industrial automation from Fuzhou University in China.

Mr. Weizhou Lian is one of our founders and has served as our director and chief executive officer since our inception in June 1996. He has over 20 years of experience in China’s IT industry. Prior to founding our company, Mr. Lian held various positions, including technology department manager, sales department manager, vice general manager and general manager, of Xiamen Xindeco Computer Company from 1985 to 1996. Mr. Lian has won various industry awards, including Fujian Outstanding Young Entrepreneur award, Xiamen Outstanding Young Entrepreneur Award and Fujian Software Talent Award. He served as the vice-president of Xiamen Youth Chamber of Commerce and currently serves as a representative of People’s Congress for the Siming District, Xiamen. Mr. Lian had

been a visiting professor at the Software School of Xiamen University. Mr. Lian received his bachelor’s degree in computer science from Fudan University.

Ms. Xiaohong Chen has served as our director since June 2006. Ms. Chen is currently a managing director at Tiger Global Investment Consulting (Beijing) Co., Ltd. or Tiger Consulting. Prior to joining Tiger Consulting, Ms. Chen served as vice president of business development at Joyo.com Limited from February 2004 to September 2004. From July 1994 to February 2004, Ms. Chen was at Veronis Suhler Stevenson, lastly as managing director. Ms. Chen received her bachelor’s degree in history from Peking University and master’s degree from Rutgers University. Ms. Chen was elected to our board of directors by the holders of a majority of our outstanding preferred shares pursuant to the amended and restated investors’ rights agreement dated December 19, 2006.

Mr. Paul Wolansky has served as our director since June 2007. Mr. Wolansky is one of the founders of The Cathay Investment Fund, Ltd., Cathay Capital Holdings, L.P. and Cathay Capital Holdings II, L.P. He is currently the chief executive officer of New China Capital Management, LLC, the investment manager of Cathay Capital Holdings, L.P. and Cathay Holdings II, L.P. Mr. Wolansky also serves, or has served, as a director of various companies, including China Resources Land Ltd., China Yuchai International Ltd. and Wuxi Little Swan Ltd. Mr. Wolansky received a Bachelor of Arts degree from Amherst College and a JD degree from the Harvard Law School. Mr. Wolansky was nominated to our board of directors by Cathay ITfinancial, which is granted this nomination right under the second supplement to the subscription and shareholders agreement dated December 19, 2006.

Independent directors

Mr. Thomas Gurnee has served as our independent director and chairman of our audit committee since January 2007. Since 2004, Mr. Gurnee has served on the audit and the compensation committees of eLong Inc. Mr. Gurnee has been the chief financial officer of GEM Services Inc. since 2006. Mr. Gurnee was the president of Globitech Inc. from 2001 to 2005. From January 2000 until December 2000, he served as the chief financial officer of Sohu.com, and served on Sohu.com’s board of directors and the audit committee until 2005. Prior to joining Sohu.com, Mr. Gurnee held several senior positions with Chartered Semiconductor Manufacturing Ltd., including president (North America), chief operating officer (Singapore) and chief financial officer (Singapore). Mr. Gurnee also spent thirteen years with Schlumberger Ltd. in various senior finance positions. Mr. Gurnee received a Bachelor of Arts degree from Stanford University and an MBA degree from Santa Clara University.

Mr. Zuyun Xue will become an independent director and member of our audit committee, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Xue was an independent director of CNOOC Chemical Ltd. from 2002 to 2004, and has been an independent director of Maoming Petro-Chemical ShiHua Co., Ltd. and Zhejiang WHWH Industry Co., Ltd. since 2004 and 2007, respectively. Mr. Xue has been a professor of accounting department of Xiamen University of China since 2001. Prior to becoming a professor, Mr. Xue had worked as an auditing manager in Xiamen Tianjian Certified Public Accountants Firm, financial director of CYDF Investment Development Center and China Fortune Security Brokerage Co., Ltd., and president of Golden Palm Travel Investment Co., Ltd. Mr. Xue received his doctoral degree in management (accounting) and master degree in accounting from Xiamen University.

Executive officers

Mr. Derek Palaschuk has been our chief financial officer since September 2006. Mr. Palaschuk was previously the chief financial officer of eLong Inc., a China-based Nasdaq-listed company, from April 2004 until July 2006. Prior to this, Mr. Palaschuk worked with Sohu.com, a China-based Nasdaq-listed company, from July 2000 to March 2004 in various financial positions including chief financial officer. Mr. Palaschuk also worked as an audit manager with PricewaterhouseCoopers in Hong Kong and Beijing. Mr. Palaschuk holds a Bachelor of Commerce degree in accounting from the University of Saskatchewan, and an LLB from the University of British Columbia in Canada. He is also a Canadian Chartered Accountant.

Mr. Wei Zhao joined us in October 2005 as our vice-president of investment. He has 16 years of experience in the IT industry, and had served in various management positions, including chief executive officer of Wholewise, president of Jinke and vice general manager of TCL Computer. Mr. Zhao holds a master degree in the software specialty of Peking University’s Computer Science Department.

Mr. Shousheng Ye joined us in 2001 and has served as our vice-president of research & development since June 2002. During his 20 years of experience in the IT industry, Mr. Ye had worked as the director of Octasoft’s Development Center in Shanghai and vice general manager of Top (Xiamen) Computer System Co., Ltd.. Mr. Ye received his master’s degree in IT and Communication from Tsinghua University.

Mr. Zuoji Tang joined us in 2003 and has served as our vice-president of financial software delivery since May 2004. Mr. Tang has 22 years of experience in the IT industry. He had served in Nantian Software as a vice general manager of its financial software department and in Olivetti as the head of its IT support department in Beijing. Mr. Tang graduated from Peking University majoring in software engineering and an MBA from Guanghua School of Management of the same university.

Mr. Shu Li joined us as our vice-president of financial software delivery in October 2006. He has 25 years of experience in the IT industry, and had served as the chairman of Yunnan Templer Technology Company, general manager of Beijing Newsky, chairman of Wholewise. He obtained his bachelor’s degree in applied mathematics from Kunming University of Science and Technology.

Mr. Dong Wei joined us in 2006 and has served as our vice-president of solution center since August 2007. He has 16 years of experience in the IT industry, and had served as the general manager of ABS, executive deputy general manager of CS&S Intelligent Technology and vice-president of Beijing Hi Sun Technology. He received his bachelor’s degree in economic information management from Renmin University of China.

Mr. Wei Wu joined us as our vice-president of financial sales in February 2001. He has 22 years of experience in the IT industry, and had been the vice general manager of Topsoft, head of the IT department and vice general manager of the international business department of Agricultural Bank of China (Xiamen branch). He received his bachelor’s degree in mathematics from Ocean University of Qingdao.

Mr. Hong Zhang joined us as our vice-president of product sales in July 2007. He has 19 years of experience in the IT industry, and had worked as the general manager of NetIQ in China, FSI sales director of SAS China and chief executive officer of Donsoft China and service director of Olivetti China. Mr. Zhang holds a bachelor’s degree in scientific computation and application software from Peking University and a master degree in science from University of British Columbia in Vancouver, Canada.

Mr. Haiping Jiang joined us in 2002 and has served as our vice-president of non-financial sales since August 2003. He has 19 years of experience in the IT industry, and had worked as the general manager of Xiamen Kesaite and the vice general sales manager of Xiamen Stone. He received his bachelor’s degree in engineering from East China Normal University.

Board of Directors

Our board of directors currently consists of five directors. Prior to October 19, 2007, our board of directors consisted of six directors, which included Yaoqing Chen. Mr. Chen resigned from our board of directors on October 19, 2007, and is serving as a consultant of our company. We will appoint a replacement independent director as soon as reasonably practicable. Under our post-offering articles of association, our directors are elected for staggered terms, pursuant to which, at each annual general meeting, onethird of our directors will retire from office by rotation provided that every director will retire at an annual general meeting at least once every three years.

A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We have adopted a charter for each of the committees, which will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Messrs. Thomas Gurnee and Zuyun Xue and Ms. Xiaohong Chen. Messrs. Thomas Gurnee and Zuyun Xue and Ms. Xiaohong Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Messrs. Thomas Gurnee and Zuyun Xue meet the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Gurnee will be the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee.    Our compensation committee will consist of Ms. Xiaohong Chen. Ms. Xiaohong Chen satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Ms. Xiaohong Chen will be the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and

•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than $25,000.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors and Officers

Under our first amended and restated articles of association, which will take effect upon the completion of this offering, among other provisions: (1) each director shall retire at an annual general meeting at least once every three years; (2) our shareholders or directors may by ordinary resolutions elect directors to fill vacancies or as additions to the board; and (3) our shareholders may by special resolutions remove a director even before the expiration of his or her term, and any vacancy created by such removal may be filled by the election or appointment by ordinary resolution of our shareholders at the meeting at which such director is removed, or by a simple majority vote of the remaining directors present and voting at a board meeting.

Employment Agreements

We have entered into employment agreements with our chief executive officer and chief financial officer and Longtop System has entered into an employment agreement with each of our other executive officers. Under these agreements, each of our executive officers is employed generally for a term of four to five years. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. In such case, the officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination other than accrued salary and vacation through the date of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law.

We may also terminate our employment agreement with our chief executive officer and chief financial officer without cause upon thirty-days’ advance written notice. In such case of termination by us and also in a case where our chief executive officer or chief financial officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to his annual base compensation, which is to be payable in 12 equal installments, provided that the executive officer complies with the ‘employee non-competition, non-solicitation, confidential information and work product agreement’ during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.

Under the employment agreements with Longtop System, while any party may terminate the agreement without cause, any party initiating the termination will need to pay the other party the equivalent of three times the average monthly salary for the remaining months in the contract term.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Under our employment agreements with our chief executive officer and chief financial officer, each executive officer has agreed to be bound by (i) non-competition restrictions during his employment and for 12 months after the termination of his employment, and (ii) non-solicitation restrictions during the term of his employment and for two years following the last date of employment. Our employment agreements with our other executive officer do not confirm similar provisions.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2006 and the three months ended March 31, 2007, we paid an aggregate of approximately RMB2.4 million ($319,496) and RMB784,000 ($102,995) in cash to our senior executive officers, and we paid an aggregate of approximately RMB630,000 ($82,764) and RMB168,700 ($22,162) in cash compensation to our non-executive directors as compensation.

2005 Share Incentive Plan

On November 28, 2005, we adopted our 2005 Long Term Incentive Plan, or the 2005 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2005 plan was effective starting from July 1, 2005. The maximum aggregate number of shares that may be issued pursuant to all awards is 8,550,000 shares.

Historical Issuance of Restricted Share Units, or RSUs, and Grant of Interests in Our Shares Held by Well Active

Pursuant to the 2005 plan, we had granted a total of 5,003,250 RSUs from November 2005 to May 2006 to our employees and directors. These RSUs could only be sold when our stock becomes publicly tradable in an initial public offering. All of these RSUs have been cancelled or forfeited.

In February 2006, with our approval, Bloomwell, a company controlled by Mr. Xiaogong Jia, the chairman of our board of directors, transferred 6,000,000 of its ordinary shares to Well Active International Limited, or Well Active, a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to our employees and consultants. Well Active is owned by three of our employees, who act as nominee shareholders of these 6,000,000 ordinary shares at the direction of Bloomwell. In November 2006, with the agreement of the various holders of the RSUs, we cancelled 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by us. At the same time, Well Active granted interests, or share interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of our company held by Well Active with immediate vesting and without sale restrictions to the holders of the RSUs, or interest holders, whose RSUs had been cancelled. The cancellation of the RSUs simultaneous with the share interest grants by Well Active was effected to replace the RSU compensation plan with the Well Active incentive compensation plan.

Under the relevant purchase agreements entered into between Well Active and the interest holders, the interest holders have purchased the right to receive our ordinary shares currently held by Well Active. Subject to other terms of the purchase agreements, upon the interest holders’ written notice, Well Active will cause the number of ordinary shares specified in the notice to be sold, transferred or otherwise disposed of in accordance with the interest holders’ instructions and will cause the proceeds of such sale, transfer or disposal to be paid directly to the interest holders. As consideration for the above right, Well Active received from each interest holder a promissory note of $4.83 per ordinary share, which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the company to our employees. Well Active received a promissory note as consideration for the 60,000 ordinary shares.

In connection with this offering, (i) Well Active has received instructions from each of the interest holders to sell in this offering 1,125,000 ADS in the aggregate and (ii) upon consummation of this offering, Well Active has agreed to forgive in full all purchase related promissory notes totaling $23.9 million.

Issuance of Stock Options

As of the date of this prospectus, we have authorized 8,550,000 ordinary shares to be set aside for issuance of stock options and restricted share units and options to purchase 3,580,740 ordinary shares and 541,650 restricted share units have been granted to our various employees, directors and consultants.

The following table summarizes, as of the date of this prospectus, the stock options and the share interests granted under our 2005 plan to several of our directors and executive officers.

Name†	Ordinary Shares Underlying Options / Share Interests Granted	Number of Ordinary Shares Underlying Options / Share Interests Granted	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Weizhou Lian	Options	*	6.43	March 28, 2007	March 28, 2012
Thomas Gurnee	Options	*	6.43	January 17, 2007	January 17, 2012
Derek Palaschuk	Options	*	3.68	September 11, 2006	September 11, 2011
Wei Zhao	Options	*	2.33	November 30, 2005	November 30, 2010
	Options	*	6.43	March 17, 2007	March 17, 2012
	Share interests	*	4.83	November 6, 2006	Nil
Shousheng Ye	Options	*	2.33	November 30, 2005	November 30, 2010
	Share interests	*	4.83	November 6, 2006	Nil
Zuoji Tang	Options	*	2.33	November 30, 2005	November 30, 2010
	Share interests	*	4.83	November 6, 2006	Nil
Shu Li	Options	*	6.43	March 17, 2007	March 17, 2012
	Options	*	4.00	March 17, 2007	March 17, 2012
	Share interests	*	4.83	November 6, 2006	Nil
Dong Wei	Options	*	6.43	March 17, 2007	March 17, 2012
Wei Wu	Options	*	2.33	November 30, 2005	November 30, 2010
	Share interests	*	4.83	November 6, 2006	Nil
Haiping Jiang	Options	*	2.33	November 30, 2005	November 30, 2010
		*	6.43	March 17, 2007	March 17, 2012
	Share interests	*	4.30	November 6, 2006	Nil

*	Less than 1% of our total outstanding voting securities.
†	The table does not include share interests granted to Yaoqing Chen, who served as our director from December 19, 2006 to October 19, 2007, at the exercise price of $4.83 on November 6, 2006.

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards.    We may grant the following types of awards under our 2005 plan:

•	options to purchase our ordinary shares;

•

restricted share units, which (1) may not be transferred until the end of the applicable period of restriction established by the committee under the plan and specified in the award agreement or (2) may be subject to such other conditions and/or restrictions as shall be imposed by the committee under the plan; or

•	any other instruments as deemed appropriate by the committee under the plan.

Plan Administration.    The 2005 plan shall be administered by a committee, which means the compensation committee of the board or a subcommittee thereof, or any other committee designated by our board of directors to administer the plan. This committee shall have full exclusive discretionary power to interpret the terms and the intent of the plan and any award document or other agreement or document ancillary to or in connection with this plan, and to select award recipients and establish all award terms and conditions.

Award Document.    Awards granted under our 2005 plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards. Each option grant under the 2005 plan shall be evidenced by a document that shall specify the exercise price, the maximum duration of the option, the number of shares to which the option pertains, the conditions upon which an option shall become vested and exercisable and such other provisions as the committee shall determine that are not inconsistent with the terms of the plan.

Eligibility.    We may grant awards to our employees, directors and service providers, meaning any consultant, agent, advisor or independent contractor who renders services to us or our affiliates.

Acceleration of Awards upon Change in Control of the Company.    Upon change in control of the company, including amalgamations, mergers or consolidations, liquidations or dissolutions, sales, transfers or other dispositions of all or substantially all of the company’s assets, reverse mergers or acquisitions, all then-outstanding options shall become fully vested and exercisable, and all other then-outstanding awards that vest on the basis of continuous service shall vest in full and be free of restrictions, except to the extent that another award is provided to the participant to replace such award. The treatment of any other awards shall be as determined by the committee in connection with the grant thereof, as reflected in the applicable award agreement.

Exercise Price and Term of Awards.    The committee shall determine the exercise price for each option which shall be stated in the award document. Each option shall expire at such time as the committee shall determine at the time of its grant, provided that no option shall be exercisable after the fifth anniversary date of its grant.

Vesting Schedule.    The options under the 2005 plan shall be exercisable at such times and be subject to such terms and conditions as the committee shall in each instance approve, which terms and conditions need not be the same for each grant or for each participant.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume there are 40,748,100 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all of our preferred shares upon the completion of this offering, and 49,277,600 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of Ordinary Shares Beneficially Owned Before This Offering	Number of Ordinary Shares Sold in This Offering (excluding optional shares)	Number of Ordinary Shares Sold in This Offering (including optional shares)	Percentage of Shares Beneficially Owned†
				Before This Offering	After This Offering
Directors and Executive Officers:
Xiaogong Jia(1)	16,590,000	1,650,000	2,700,000	40.7%	30.3%
Weizhou Lian(2)	4,500,000	—	—	11.0%	9.1%
Derek Palaschuk(3)	430,008	—	—	1.1%	*
Paul Wolansky(4)	7,500,000	—	—	18.4%	15.2%
Thomas Gurnee	—	—	—	—	—
Xiaohong Chen	—	—	—	—	—
Zuyun Xue	—	—	—	—	—
Wei Zhao(5)	*	—	—	*	*
Shousheng Ye(6)	*	—	—	*	*
Zuoji Tang(7)	*	—	—	*	*
Shu Li(8)	*	—	—	*	*
Dong Wei	—	—	—	—	—
Wei Wu(9)	*	—	—	*	*
Hong Zhang	—	—	—	—	—
Haiping Jiang(10)	*	—	—	*	*
All Directors and Executive Officers as a Group (11)	30,050,658	1,650,000	2,700,000	73.7%	57.6%
Principal and Selling Shareholders:

Bloomwell International Limited (12)	16,590,000	1,650,000	2,700,000	40.7%	30.3%
Concentra Holdings Limited (13)	4,500,000	—	—	11.0%	9.1%
Cathay ITfinancial Services Ltd. (14)	7,500,000	—	—	18.4%	15.2%
Tiger Global Private Investment Partners III, L.P. (15)	6,042,000	—	—	14.8%	12.3%
Tiger Global Private Investment Partners IV, L.P. (16)	3,756,165	—	—	9.2%	7.6%
Well Active International Limited (17)	5,850,000	1,650,000	1,650,000	14.4%	8.5%
Wisdom Legend Investment Limited (18)	324,018	255,000	300,000	*	*

*	Less than 1%.
†	Assumes that the underwriters do not exercise their options to purchase additional ADSs.
(1)	The 16,590,000 ordinary shares beneficially owned by Mr. Jia, as of the date of this prospectus includes 10,740,000 ordinary shares held by Bloomwell International Limited, or Bloomwell, a British Virgin Islands company wholly-owned by Mr. Jia, and 5,850,000 ordinary shares held as of record by Well Active International Limited, or Well Active, for certain employees of our company. Well Active is selling 1,650,000 in the offering and is owned by Yingling Li, Weijie Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell. See also notes (13) and (18) to this table below. The 14,940,000 ordinary shares beneficially owned by Bloomwell immediately after this offering includes 10,740,000 ordinary shares held by Bloomwell and 4,200,000 ordinary shares held by Well Active. Mr. Jia disclaims beneficial ownership of these 16,590,000 ordinary shares as of the date of this offering and 14,940,000 ordinary shares immediately after this offering, except to the extent of his pecuniary interest in 10,740,000 of these ordinary shares in each case. The business address of Mr. Jia is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(2)	Includes 4,500,000 ordinary shares held by Concentra Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Lian. The business address of Mr. Lian is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(3)	Includes 300,000 ordinary shares held by Mr. Palaschuk and 130,008 ordinary shares issuable upon exercise of options held by Mr. Palaschuk within 60 days after the date of this prospectus. The business address of Mr. Palaschuk is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(4)	Includes ordinary shares held by Mr. Wolansky as a 0.7814% limited partner of Cathay Capital Holdings, L.P., which represents 58,635 ordinary shares of our company. Also includes 7,500,000 ordinary shares of our company held by Cathay ITfinancial. Cathay ITfinancial is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (a) 45%-owned by three trusts all of which are controlled by Mr. Wolansky but whose beneficiaries do not include Mr. Wolansky, and (b) 45%-owned by a limited liability partnership controlled by Mr. S. Donald Sussman, an individual who is otherwise unrelated to the company or Mr. Wolansky. Messrs. Sussman and Wolansky have the power to direct the management and policies of, and accordingly have a controlling interest in, Cathay Master GP, Ltd. Thus, Mr. Wolansky indirectly has the power to direct the voting or the disposition of, and is deemed the beneficial owner of, these 7,500,000 ordinary shares held by Cathay ITfinancial. Mr. Wolansky hereby disclaims the beneficial ownership of these 7,500,000 ordinary shares except to the extent of his pecuniary interest in 58,635 of these ordinary shares. The business address of Mr. Wolansky is c/o New China Management Corp, One Dock Street, Stamford CT 06902, U.S.A.
(5)	The business address of Mr. Zhao is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(6)	The business address of Mr. Ye is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(7)	The business address of Mr. Tang is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(8)	The business address of Mr. Li is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(9)	The business address of Mr. Wu is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(10)	The business address of Mr. Jiang is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.
(11)	Includes ordinary shares, options and share interests in Well Active held by all of our directors and senior executive officers as a group.
(12)	Bloomwell International Limited, a British Virgin Islands company, is wholly-owned by Xiaogong Jia. The 1,650,000 ordinary shares sold in this offering (excluding optional shares) stated in the table above are shares sold by Well Active International Limited, or Well Active. The 2,700,000 ordinary shares sold in this offering (including optional shares) stated in the table above comprise (a) 1,650,000 ordinary shares sold by Well Active, and (b) 1,050,000 optional shares sold by Bloomwell International Limited. See also note (1) to this table above. The registered address of Bloomwell International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.
(13)	Concentra Holdings Limited, a British Virgin Islands company, is wholly-owned by Weizhou Lian. The registered address of Concentra Holdings Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(14)	Includes 7,500,000 ordinary shares of our company held by Cathay ITfinancial, a British Virgin Islands company. Cathay ITfinancial is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (1) 45%-owned by three trusts all of which are controlled by Mr. Wolansky but whose beneficiaries do not include Mr. Wolansky, and (2) 45%-owned by a limited liability partnership controlled by Mr. S. Donald Sussman, an individual who is otherwise unrelated to the company or Mr. Wolansky. Messrs. Sussman and Wolansky have the power to direct the management and policies of, and accordingly have a controlling interest in, Cathay Master GP, Ltd. Cathay ITfinancial’s registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.
(15)	Includes 6,042,000 convertible series A preferred shares held by Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance III, L.P., which is managed by Tiger Global PIP Management III, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.
(16)	Includes 3,756,165 convertible series B preferred shares held by Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance IV, L.P., which is managed by Tiger Global PIP Management IV, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners IV, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.
(17)	Well Active International Limited, a British Virgin Islands company, holds ordinary shares for certain employees of our company. Well Active is owned by Yingling Li, Weijie Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell International Limited, a company wholly-owned by Mr. Xiaogong Jia. See also note (1) to this table above. The registered address of Well Active International Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The ADSs being sold by Well Active are being sold upon the instruction from holders of share interests in the ordinary shares held by Well Active. These holders are our current and former officers and employees.
(18)	Wisdom Legend Investment Limited, or Wisdom Legend, a British Virgin Islands company, became our shareholder when we issued ordinary shares to it as partial consideration for our acquisition of Advanced Business Services (Beijing) Co., Ltd. Wisdom Legend’s sole director is Zhenghong Yang and its sole shareholder is Yang Lin. The registered address of Wisdom Legend is P.O. Box 3387, Road Town, Tortola, British Virgin Islands.

Upon consummation of this offering and subject to other customary conditions, Cathay ITfinancial Services Ltd. has agreed to sell to Hunter Global Investors Fund I L.P., Hunter Global Investors Offshore Fund Ltd. and Hunter Global Investors SRI Fund Ltd. ordinary shares with an aggregate value of $15,000,000, or 857,143 ordinary shares based upon the initial offering price of $17.50 per ADS. The table above does not reflect the proposed sale to the three funds affiliated with Hunter Global Investors.

As of the date of this prospectus, none of our outstanding ordinary shares and preferred shares are held of record by any persons in the United States. One of our shareholders, namely Cathay ITfinancial Services Ltd., has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Purchase of Equity Interests in Longtop System from Mr. Xiaogong Jia and Mr. Weizhou Lian

In October 2004, we entered into a share transfer agreement with Mr. Xiaogong Jia, our chairman of the board of directors, and Mr. Weizhou Lian, our chief executive officer, pursuant to which we acquired from them 90% and 10% of the equity interest in Longtop System, respectively, at a total consideration of RMB15.0 million ($2.0 million).

Private Placement

Issuance and Sale of Ordinary Shares to Cathay ITfinancial Services Ltd.

In November 2004, Longtop BVI issued 50 ordinary shares at a par value of $1 per share to Cathay ITfinancial Services Ltd., or Cathay ITfinancial. The total subscription price payable by Cathay ITfinancial to Longtop BVI for this share subscription was RMB75 million ($9.9 million). The price per share of the ordinary shares issued and sold to Cathay ITfinancial was determined based on arm’s-length negotiations between Cathay ITfinancial and us and approved by our board of directors. A subscription and shareholders agreement was entered into in connection with this transaction. Pursuant to the agreement, (1) the board of directors of each of Longtop BVI and Longtop System shall consist of four members of whom three shall be nominated by Xiaogong Jia and Weizhou Lian, and one by Cathay ITfinancial as non-executive director; (2) the board of directors of each member of our group (except Longtop BVI and Longtop System) shall consist of three members of whom two shall be nominated by Xiaogong Jia and Weizhou Lian, and one by Cathay ITfinancial; and (3) neither Bloomwell International Limited nor Concentra Holdings Limited may transfer or create encumbrance on the company’s shares without the prior written approval of Cathay ITfinancial, and Cathay ITfinancial shall have the right to participate in any proposed transfers of shares by Bloomwell or Concentra on the same terms as Bloomwell and Concentra. On November 28, 2005, the 50 shares were split into 5,000 shares with a par value of $0.01 per share. Also on November 28, 2005, Longtop BVI issued 4,995,000 ordinary shares to Cathay ITfinancial at a consideration of $49,950. After our recent issue of bonus shares, these shares totaled 7,490,000.

Issuance and Sale of Series A Preferred Shares

In June 2006, we issued a total of 6,360,001 series A preferred shares in a private placement for an aggregate of $23.4 million at a price of $3.68 per share to a group of investors comprising Tiger Global Private Investment Partners III, L.P., Scott Shleifer, Feroz Dewan and Lee Fixel, or, collectively, the series A Investors.

The series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our series A preferred shares is convertible into one ordinary share.

Issuance and Sale of Series B Preferred Shares

In December 2006, we issued a total of 3,858,005 series B preferred shares in a private placement for an aggregate of $24.8 million at a price of $6.43 per share to a group of investors, comprising Tiger Global Private Investment Partners IV, L.P., Scott Shleifer, Feroz Dewan and Lee Fixel. In addition, on September 5, 2007, we issued an additional 95,856 series B preferred shares as a correction to reflect our intended capitalization in December 2006 when we initially issued the series B preferred shares. The total series B preferred shares outstanding after the adjustment was 3,953,861 shares.

The series B preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our series B preferred shares is convertible into one ordinary share.

In connection with our issuance and sale of the series A preferred shares in June 2006, we entered into a share purchase agreement, an investors’ rights agreement and a first refusal and co-sale agreement. Both of the investors’ rights agreement and the first refusal and co-sale agreement were amended and restated in December 2006 in connection with our issuance and sale of the series B preferred shares. The price per share of both the series A and series B preferred shares issued and sold to these investors was determined based on arm’s-length negotiations between the investors and us and approved by our board of directors and shareholders.

Investors’ Rights Agreement

Under the investors’ rights agreement, we have granted Cathay ITfinancial and the series A Investors customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. In addition, the investors’ rights agreement grants each of the Cathay ITfinancial and the series A Investors a right of first refusal with respect to future sales of our shares by us, subject to other terms in the agreement and so long as such purchaser holds at least one percent of our outstanding ordinary shares. This right of first refusal will terminate upon the completion of this offering. In connection with the issuance and sale by us of our series B preferred shares, the investors’ rights agreement was amended and restated so that, in addition to Cathay ITfinancial and the series A Investors, Tiger Global Private Investment Partners IV, L.P., collectively, referred to as the Investors, would also be entitled to the registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.”

First Refusal And Co-sale Agreement

We entered into a first refusal and co-sale agreement as of June 13, 2006 in connection with the issuance and sale of series A preferred shares. The agreement was subsequently amended and restated in connection with our issuance and sale of series B preferred shares. Under the first refusal and co-sale agreement and the amended and restated agreement, each of the series A Investors, and the Investors, respectively, has certain rights of first refusal and tag-along rights with respect to any proposed share transfers by certain of our ordinary shareholders. The amended and restated agreement will terminate upon the completion of this offering.

Subscription and Shareholders Agreement

In connection with our series A and series B preferred shares private placement in June and December, 2006, respectively, we and our shareholders entered into a first supplement and a second supplement, respectively, to the subscription and shareholders agreement. Under these agreements, our board of directors shall consist of seven members, of whom one shall be nominated by Cathay ITfinancial to act as non-executive director, one shall be elected by the holders of majority of the then outstanding preferred shares, and the balance shall be elected by our shareholders. A third supplement to the subscription and shareholders agreement was entered into in June 2007, pursuant to which certain provisions, including those relating to bank account signatories and actions requiring unanimous consent of directors, were amended or removed.

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

In connection with our series A and series B preferred shares private placement in June and December, 2006, respectively, we purchased from Bloomwell International Limited, a company wholly owned by Mr. Xiaogong Jia, our chairman of the board of directors and a significant shareholder,

510,000 ordinary shares at $3.68 per share for a total consideration of approximately $1.9 million and 750,000 ordinary shares at $6.43 per share for a total consideration of approximately $4.8 million, respectively.

Pursuant to the employment agreement entered into with us in September 2006, our chief financial officer purchased 150,000 ordinary shares at $3.68 per share when the fair market value of these shares was $3.27 per share.

As a result of an overpayment in December 2006 for his series B preferred shares by a holder of series B preferred shares, there was an amount payable of $755,000 due to the holder as of December 31, 2006. This amount, which is interest free, was repaid in January. We also have an interest-free amount payable of $155,000 to Longtop International Limited for share subscription amounts payable. We advanced cash to Longtop International Limited for their China operations, which results in the amounts due from related parties of $131,000 as of December 31, 2006.

In February 2007, we paid a dividend of $1.2 million to Bloomwell International Limited and $133,000 to Concentra Holdings Limited. All of our other shareholders had waived their right to the dividend. As these two companies are controlled by Mr. Xiaogong Jia, our chairman of the board of directors and Mr. Weizhou Lian, our chief executive officer and director, respectively, this dividend of approximately $1.3 million was recorded as compensation expense.

The LTI Spin-Off and Related Arrangements

In February 2006, Longtop International Holdings Limited, or LTI, was set up by our subsidiary Longtop BVI and three other shareholders, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald, or collectively the LTI US Founders. In January 2007, the LTI US Founders sold all their LTI shares to Longtop BVI. In March 2007, LTI acquired Minecode LLC, or Minecode, from all of the former Minecode members, or Former Minecode Members. In July 2007, pursuant to a distribution agreement with our shareholders, we disposed of LTI, and its subsidiaries (including Minecode), when we distributed LTI’s shares to our shareholders by way of a pro rata dividend.

The related LTI and Minecode acquisition agreements contained earn-out provisions. Depending on LTI’s and Minecode’s respective financial performance, Longtop BVI is contingently liable to pay to (i) the LTI US Founders, up to 423,665 ordinary shares of which 183,767 shares and 239,898 shares are payable for the financial performance in calendar year 2007 and 2008, respectively, and $821,124 in cash, payable for the financial performance in calendar year 2008, and (ii) the Former Minecode Members, up to 155,442 ordinary shares of which 46,632 shares are based on employment and 108,810 shares based on financial performance for the 12 months ended March 11, 2009 and $4.1 million in cash payable for the financial performance for the 12 months ended March 11, 2008 of which $2,100,000 had been placed in escrow by LTI prior to the spin-off. Through Longtop BVI, we guaranteed these earn-out obligations totaling up to 579,107 ordinary shares and $2,781,124 in cash (after giving effect to the escrowed cash amounts).

On September 12, 2007, to fully fund our potential contingent obligation of 579,107 shares and $2,781,124 in cash, our board declared a dividend to our shareholders, payable prior to completion of this offering, in cash and shares equal to the maximum LTI and Minecode earn-out amounts, or the Earn-out Dividend. Our shareholders, which are the same as LTI’s shareholders, will be required either to contribute their share of the Earn-out Dividend to LTI or hold their dividend in escrow. To the extent the actual LTI and Minecode earn-out obligations (based on actual business performance) are less than the escrowed amounts, the excess cash and shares will be distributed by LTI or released from escrow, as applicable, to our shareholders on a pro rata basis.

On September 12, 2007, we, the LTI US Founders and LTI agreed to modify certain LTI US Founder equity and other arrangements and agreed to other matters. These arrangements and, among other things, our expected accounting treatment for each is as follows:

•

The existing rights of the LTI US Founders to acquire, in total, 315,000 of our shares pursuant to existing stock options and existing agreements to acquire 300,000 of our ordinary shares from Well Active were cancelled. As the vesting of these shares was contingent upon the consummation of an initial public offering, we did not recognize any compensation expense associated with the grant of such shares. As such, the cancellation will not have any impact on our consolidated financial statements.

•

We confirmed LTI US Founder’s unvested options to acquire 107,250 of our ordinary shares with a $3.00 per share exercise price were permitted to continue to vest. LTI will continue to recognize compensation expense related to these options over the remaining vesting period as we do not believe that a spin-off transaction changes the accounting for such options. These options will continue to be classified as equity awards because we intend to settle the options in shares and have a sufficient number of unissued and authorized ordinary shares that would allow for settling of the outstanding options in shares.

•

The LTI US Founders exercised 107,250 vested options to purchase our ordinary shares and we purchased the shares for a net purchase price of $929,500, payable no later than January 31, 2008. As a result, we will account for the net cash settlement of the 107,250 vested options on our consolidated balance sheets as a liability as of September 12, 2007.

•

We guaranteed LTI payment obligations totaling $1,225,000, or the $1,225,000 Obligation, to the LTI US Founders. We will record the $1,225,000 Obligation as an expense during the three months ended September 30, 2007 as it relates to services provided while such individuals were LTI employees.

Also, prior to the LTI spin-off, we issued to LTI employees options to purchase 581,850 of our ordinary shares at an exercise price of $6.43 per share, which options remain outstanding. We will continue to recognize compensation expense related to these options over the remaining vesting period as we do not believe that a spin-off transaction changes the accounting for those options.

In addition, on September 12, 2007, our board of directors:

•

Declared a $1,225,000 cash dividend, which our shareholders will contribute to LTI and LTI, in turn, will use the cash to settle the $1,225,000 Obligation to the LTI US Founders. As the $1,225,000 has already been recorded as an expense (and a corresponding liability), the distribution to LTI will have no other impact on our consolidated financial statements other than to reduce cash and reduce the associated liability.

•

Declared a dividend of 150,000 of our ordinary shares payable to our shareholders which will be contributed to LTI for use by LTI for future LTI employee and consultant equity incentives. We will record this as a dividend at fair value.

•	Approved the terms of the management and services agreement between us and LTI (described below).

To the extent LTI or our shareholders do not satisfy the obligations to the LTI US Founders or the Former Minecode Members, we will be liable. However, as we have transferred to LTI all cash and shares required to satisfy the associated obligations, we believe that our incurrence of any further liability in conjunction with those guarantees is remote.

On September 24, 2007, we entered into a management and services agreement with LTI. Under this agreement, starting from the closing of this offering, we will provide certain managerial, finance and accounting services to LTI, in return for (i) $15,000 per month for accounting services; (ii) $10,000 per month for assistance from certain members of our senior management, including our chief executive officer and chief financial officer; and (iii) market rates for the services of our outsourcing services team.

As of the date of this prospectus, (i) our and LTI’s shareholders are the same; (ii) four of our directors also serve on the LTI’s board of directors, including Xiaogong Jia, our chairman, and Weizhou Lian, our chief executive officer and also LTI’s chairman; and (iii) Derek Palaschuk, our chief financial officer, is the secretary of LTI’s board.

Share Swap

As part of our restructuring in anticipation of our initial public offering, in September 2007, we issued a total of 29,705,267 ordinary shares, 6,360,001 series A preferred shares and 3,953,861 series B preferred shares to certain existing shareholders of Longtop BVI in exchange for all shares of equivalent classes that these shareholders previously held in Longtop BVI.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—2005 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 45,760,000 ordinary shares, with a par value of $0.01 each, and 6,360,001 series A and 3,953,861 series B preferred shares, with a par value of $0.01 each. As of the date of this prospectus, there are 40,748,100 ordinary shares issued and outstanding and 6,360,001 series A and 3,953,861 series B preferred shares issued and outstanding. All of our issued and outstanding preferred shares will automatically convert into 10,313,861 ordinary shares upon completion of this initial public offering. We have adopted the first amended and restated memorandum and articles of association, which will take effect immediately upon the closing of this offering and will, upon being effective, increase our authorized capital to $15.0 million, consisting of 1.5 billion ordinary shares with a par value of $0.01 each. This will ensure that we have sufficient authorized ordinary shares for issuance upon conversion of our outstanding preferred shares into ordinary shares and issuance of new ordinary shares upon the closing of this offering.

Upon completion of this offering, our first amended and restated memorandum and articles of association will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by a poll.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative who hold not less than 50% of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or by the chairman of the board of directors. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name amendments to the memorandum and articles of association and reduction in share capital or capital redemption reserve. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any shares.

Transfer of Shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, repurchase, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Repurchase or Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to repurchase or redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by ordinary resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances, Recent Sale of Secondary Shares

The following is a summary of our securities issuances during the past three years and gives retrospective effect to our recent 1.5-for-one issuance of bonus shares that increased each share and share equivalent by 50%.

Ordinary Shares.    In November 2004, we issued 75 ordinary shares to Cathay ITfinancial. The total subscription price payable by Cathay IT financial to Longtop BVI for this share subscription was RMB75 million ($9.9 million). Subsequent to a share split and increase in authorized capital, in December 2005, we issued 7,492,500 ordinary shares to Cathay ITfinancial for a consideration of $49,950, 20,229,750 ordinary shares to Bloomwell International Limited for $134,865, and 2,247,750 ordinary shares to Concentra Holdings Limited for a consideration of $14,985. In October 2006, we issued 150,000 ordinary shares, at the consideration of $3.68 per share, to Mr. Derek Palaschuk, our chief financial officer, pursuant to the terms of his employment agreement with us, and in December 2006, we issued 815,267 ordinary shares to Wisdom Legend Investment Limited as partial consideration for the acquisition of Advanced Business Services (Beijing) Co., Ltd.

As part of our restructuring in anticipation of our initial public offering, in September 2007, we issued a total of 29,705,267 ordinary shares, 6,360,001 series A preferred shares and 3,953,861 series B preferred shares to certain existing shareholders of Longtop BVI in exchange for all shares of equivalent classes that these shareholders previously held in Longtop BVI.

Series A Preferred Shares.    In June 2006, we issued a total of 6,360,001 series A preferred shares in a private placement for an aggregate of approximately $23.4 million at a price of $3.68 per share to a group of investors, including Tiger Global Private Investment Partners III, L.P. The series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our series A preferred shares is convertible into one ordinary share.

Series B Preferred Shares.    In December 2006, we issued a total of 3,858,005 series B preferred shares in a private placement for an aggregate of $24.8 million at a price of $6.28 per share to a group of investors, including Tiger Global Private Investment Partners IV, L.P. In addition, on September 5, 2007, we issued an additional 95,856 series B preferred shares as a correction to reflect our intended capitalization in December 2006 when we initially issued the series B preferred shares. The total series B preferred shares outstanding after the adjustment was 3,953,861 shares. The series B preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our series B preferred shares is convertible into one ordinary share.

Restricted Stock Units.    Pursuant to our 2005 long-term incentive plan, we had granted a total of 5,003,250 RSUs from November 2005 to May 2006 to our employees and directors. All of these RSUs were subsequently forfeited or cancelled and replaced by share interests in Well Active. On September 12, 2007 and September 28, 2007, our board of directors awarded 514,650 and 27,000 restricted share units respectively to our employees, contingent upon the consummation of this offering.

Share Interests in Well Active.    In November 2006, we entered into an agreement with the various holders of 4,890,750 units of RSUs equity awards previously cancelled by us to grant them interests, or share interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of the company held by Well Active with immediate vesting and without sale restrictions. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the company to our employees. See “Management—2005 Share Incentive Plan—Historical Issuance of Restricted Share Units, or RSUs, and Grant of Interests in Our Shares Held by Well Active.”

Option Grants.    We have granted options to certain of our directors, officers, employees and consultants. As of the date of this prospectus, options to purchase an aggregate of 3,580,740 ordinary shares of our company were outstanding. See “Management—2005 Share Incentive Plan—Issuance of Stock Options.”

LTI Spin-Off Related Dividend.    On September 12, 2007, our board of directors agreed to dividend 729,107 ordinary shares to our then-existing shareholders in connection with our LTI spin-off and the satisfaction of potential existing earn-out obligations to the former equity holders of LTI and its subsidiary Minecode. See “Related Party Transaction—The LTI Spin-Off and Related Arrangements.”

Recent Sale of Secondary Shares.    Upon consummation of this offering and other customary conditions, Cathay ITfinancial Services Ltd. has agreed to sell to three investment funds affiliated with Hunter Global Investors ordinary shares with an aggregate value of $15,000,000 or 857,143 ordinary shares based upon an initial offering price of $17.50 per ADS. In addition, on September 26, 2007, Wisdom Legend Investment Limited transferred 491,249 ordinary shares to an affiliate, Alphabest Investment Ltd.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or breach of the Companies Law.

If the arrangement and reconstruction or take-over offer is thus approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not normally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care. Neither Cayman Islands law nor our articles of association require a majority of our directors to be independent.

Cayman Islands law permits a director to vote on a matter in which he or she has an interest after disclosing that interest or the nature of that interest. Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow our shareholders to call a shareholder meeting. Only a majority of our board of directors then in office or the chairman of our board of directors may call a shareholder meeting.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. A company may be wound up by either an order of the Court or by a special resolution of its members. The Court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of such event.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, an official liquidator may be appointed. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company will be in the custody of the Court. In the case of a members’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting is called by public notice or otherwise as the Registrar of Companies of the Cayman Islands may direct.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with a special resolution passed at a separate general meeting of the shareholders of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records.    Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue shares whether pursuant to a shareholder rights agreement or otherwise in one or more series and to designate the price, rights, preferences, privileges and restrictions of shares without any further vote or action by our shareholders;

•	create a board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or dishonesty or the consequences of committing a crime.

We have adopted an amended and restated memorandum and articles of association effective upon the closing of this offering. Under our amended and restated memorandum and articles of association, we will indemnify our directors, officers, employees and agents against all costs, losses, damages and expenses which they incur or sustain by reason of the execution of their duty, provided that this indemnity shall not extend to any fraud or dishonesty by such persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

We have granted registration rights to Cathay ITfinancial and holders of our preferred shares. Set forth below is a description of the registration rights granted under the relevant agreements.

Demand Registration Rights.    Cathay ITfinancial or the holders of a majority of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the aggregated offering price of the shares under the registration exceeds $10,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one demand registration, or if the initiating holders propose to dispose of the registrable securities that may be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration statement will be seriously detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, the holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We may defer filing of a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 if, among other things, we have already effected two registrations on Form F-3 within a 12 month period preceding the date of the registration request.

Piggyback Registration Rights.    If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration, except for underwriting discounts and commissions relating to registration and sale of their shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Center, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held electronically in book-entry form through The Depository Trust Company in your name or indirectly through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

We will not treat an ADR holder as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by

New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution

•

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Elective Distributions in Cash or Shares.    If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•

Rights to Receive Additional Shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•

Other Distributions.    Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of the company in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instructions provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transfer

Are there any restrictions on the right to transfer ADSs?

The deposit agreement contains restrictions on the depositing of shares into the ADR facility if they are restricted securities or are being deposited within the 180 day-lock-up period. The deposit agreement also provides that to be transferred the ADRs will need to be properly endorsed but are otherwise transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the state of New York but that it may be necessary for signatures to be guaranteed and if any stamp duty or transfer tax is required on any instrument of transfer, or there are any applicable fees and charges of the depositary, these must be paid, before the depositary will execute a new ADR or ADRs to or upon the order of the transferee. Transfers must also be in compliance with any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs and such reasonable regulations as the depositary may establish consistent with the provisions of the deposit agreement and applicable law. Further, transfers of ADRs may be refused during any period when the transfer books of the depositary are closed or if any such action is deemed necessary or advisable by the depositary or us from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or shares are listed, as provided in the deposit agreement.

Repurchase or Redemption

Whenever we decide to repurchase or redeem any of the shares on deposit with the custodian in accordance with our memorandum and articles of association, we will notify the depositary as soon as practicable prior to the intended date of repurchase or redemption which notice will set forth the particulars of the proposed repurchase or redemption.

Upon receipt of (1) such notice and (2) satisfactory documentation given by us to the depositary, the depositary will mail to each holder subject to the repurchase or redemption a notice setting forth our intention to exercise our repurchase or redemption rights as well as any other particulars set forth in our notice to the depositary.

The depositary will instruct the custodian to present us the shares on deposit with the custodian in respect of which repurchase or redemption rights are being exercised against payment of the applicable repurchase or redemption price as set forth in our memorandum and articles of association.

Upon receipt of confirmation from the custodian that the repurchase or redemption has taken place and that funds representing the repurchase or redemption price have been received, the holders of ADSs representing the shares subject to repurchase or redemption will be required to return their ADSs to the depositary and the depositary will convert, transfer, and distribute the proceeds (net of applicable (1) fees and charges of, and the expenses incurred by, the depositary and (2) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs.

The repurchase or redemption price per ADS will be the per share amount received by the depositary upon the repurchase or redemption of the shares represented by ADSs (subject to the terms of the deposit agreement on conversion of foreign currency and the applicable fees and charges of, and expenses incurred by, the depositary, and taxes) multiplied by the number of the shares represented by each ADS repurchased or redeemed.

You may have to pay fees, expenses, taxes and other governmental charges upon the repurchase or redemption of your ADSs. If less than all ADSs are being repurchased or redeemed, the ADSs to be repurchased or redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s corporate trust office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Ordinary Shares—Voting Rights.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your ordinary shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to $3.00 per 100 ADSs for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•

taxes and other governmental charges incurred by the depositary or the custodian on any ADR or shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•

fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary bank, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary bank by the brokers receiving the newly issued ADSs from the depositary bank and by the brokers delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary bank charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary banks.

In the event of refusal to pay the service fee, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law; any distribution on the shares that is not distributed to you; and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•

sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•

are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•

disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for the inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but is not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	disclaim any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

each pre-release transaction will be accompanied by or subject to a written agreement whereby the person to whom the pre-release is being made must represent that it or its customer owns the ordinary shares to be deposited, assign all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, indicate the depositary as owner of such shares in its records, not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantee to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 10,434,500 ADSs representing approximately 21.2% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have been approved to list our ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers, directors and all of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, the specified individuals who are our current shareholders, option holders, beneficial owners or purchasers of our ordinary shares from Well Active International Limited for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

The 180-day lock-up period described in the preceding two paragraphs is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 492,776 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material United States federal tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who purchase our ADSs or ordinary shares in this offering and hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code, or the United States tax code. This summary does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):

•	banks, insurance companies, and other financial institutions;

•	dealers in securities or foreign currencies;

•	regulated investment companies;

•	traders in securities that mark to market;

•	U.S. expatriates;

•	Non-U.S. persons and entities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

•	persons holding an ADS or ordinary share as a result of a constructive sale;

•	persons holding an ADS or ordinary share whose functional currency is not the United States dollar;

•

persons who are considered with respect to Longtop or any of our non-United States subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” (“CFC”) rules of the Internal Revenue Code (generally, a United States person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Longtop or any of our non-United States subsidiaries);

•	persons who acquire an ADS or ordinary share pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	entities that acquire an ADS or ordinary share that are treated as partnerships for United States federal income tax purposes and investors (i.e., partners) in such partnerships.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States tax code.

If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms.

Treatment of a Holder of our ADSs as a Holder of the Underlying Ordinary Shares

If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. You may not, however, be treated as the holder of the underlying shares because you may not have all the material indicia of beneficial ownership (such as full voting rights, entitlement to dividends and the ability to freely exchange the ADSs for the underlying shares) of the underlying ordinary shares. Specifically, you may not have the ability to vote the ordinary shares underlying the ADSs in certain circumstances. See “Description of American Depositary Shares—Voting Rights.” If you are not properly treated as the holder of the underlying ordinary shares represented by the ADSs, dividends received from us may not be treated as dividends for U.S. federal income tax purposes and then, accordingly, the lower tax rate with respect to qualified dividend income (discussed below) would not be available.

Additionally, actions taken by certain intermediaries may affect whether a holder of the ADSs is treated as the holder of the underlying ordinary shares represented by the ADSs. The U.S. Treasury has expressed concern that U.S. holders of American Depositary Receipts, or “ADRs,” may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions would also be inconsistent with the claiming of the qualified dividend income rate by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the qualified dividend income rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury and/or intermediaries in the chain of ownership between the holder of the ADSs and our company.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” that is taxed at the reduced maximum rate of 15%, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

There is no assurance, however, that any dividends paid on our ADSs or ordinary shares will be eligible for the reduced tax rate. In March 2007, legislation was introduced in the United States Senate and House of Representatives which, if enacted in its present form, would preclude our dividends from qualifying for such reduced tax rate prospectively from the date of enactment, even if our ADSs or ordinary shares are considered to be readily tradable on an established securities market in the United States. The Senate bill was referred to the Senate Committee on Finance and the House bill was referred to the House Committee on Ways and Means. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this registration statement.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year. In part, this expectation is based on our estimate of the value of our assets, as determined by estimates of the price of our ordinary shares prior to our listing on the New York Stock Exchange, and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year. Because PFIC status is a factual determination for each taxable year, which cannot be made until the close of the taxable year, Latham & Watkins LLP, our special U.S. Counsel, expresses no opinion with respect to our PFIC status.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “Income Test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC under the Income Test and Asset Test, you may make certain elections, including a deemed sale election, to avoid PFIC status on a going forward basis.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark to market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We have been approved to list our ADSs on the New York Stock Exchange and, consequently, provided the ADSs are regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a “qualified electing fund” election to include its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	6,260,699
Deutsche Bank Securities, Inc.	3,391,213
Jefferies & Company, Inc.	782,588

Total	10,434,500

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,565,175 ADSs. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,565,175 additional ADSs.

Paid by the Company
	No Exercise	Full Exercise
Per ADS	$1.225	$1.225
Total	$10,448,638	$11,024,602

Paid by the Selling Shareholders
	No Exercise	Full Exercise
Per ADS	$1.225	$1.225
Total	$2,333,625	$3,675,000

Total underwriting discounts and commissions to be paid to the underwriters represent 7% of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.10 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately $2.7 million, including SEC registration fees of $5,895, Financial Industry Regulatory Authority, or FINRA, filing fees of $20,000, New York Stock Exchange listing fees of $150,000, printing expenses of approximately $250,000, legal fees of approximately $1.5 million and accounting fees of approximately $500,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and New York Stock Exchange listing. All these expenses will be borne by us.

Our officers, directors and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary share during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, the specified individuals who are our current shareholders, option holders, beneficial owners or purchasers of our ordinary shares from Well Active International Limited for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

The 180-day restricted period described in the preceding two paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our ADSs on the New York Stock Exchange under the symbol “LFT.” In order to meet one of the requirements for listing the ADSs on the NYSE, the underwriters have undertaken to sell lots of 100 or more ADSs to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

The company and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by O’Melveny & Myers LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by Fangda Partners. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2007, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2005 for Grand Legend Holdings Limited included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2005, 2006 and March 31, 2007	F-3

Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and 2006 (unaudited)	F-4

Consolidated statements of shareholders’ equity and comprehensive income for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007	F-5

Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and 2006 (unaudited)	F-6

Notes to consolidated financial statements	F-7

Additional Information—Financial Statements Schedule I	F-37

Unaudited consolidated balance sheet as of June 30, 2007	F-41

Unaudited consolidated statements of operations for the three months ended June 30, 2007 and 2006	F-42

Unaudited consolidated statement of shareholders’ equity and comprehensive income for the three months ended June 30, 2007	F-43

Unaudited consolidated statements of cash flows for the three months ended June 30, 2007 and 2006	F-44

Notes to unaudited consolidated financial statements for the three months ended June 30, 2006 and 2007	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

We have audited the accompanying consolidated balance sheets of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2006 and March 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006, and for the three month period ended March 31, 2007 and the related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longtop Financial Technologies Limited and subsidiaries as of December 31, 2005 and 2006 and March 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and for the three month period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

August 2, 2007 (October 9, 2007 as to note 22)

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006	March 31, 2007
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$24,894	$81,319	$69,920
Restricted cash	369	4,484	3,395
Accounts receivable, net	9,120	17,294	19,495
Inventories	746	1,220	1,081
Amounts due from related parties	—	131	—
Deferred tax assets	1,012	600	644
Other current assets	3,957	1,999	3,231

Total current assets	40,098	107,047	97,766

Fixed assets, net	10,734	4,521	4,835
Intangible assets, net	337	2,645	8,040
Goodwill	—	6,088	9,112
Investment in an associate	—	1,237	—
Deferred tax assets	387	208	33
Other assets	1,381	680	646

Total assets	$52,937	$122,426	120,432

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Short-term borrowings	$12,323	$11,916	$8,669
Accounts payable	3,256	3,483	4,581
Deferred revenue	8,625	5,620	4,725
Amounts due to related parties	—	910	—
Deferred tax liabilities	—	133	—
Accrued and other current liabilities	5,167	9,559	9,714

Total current liabilities	29,371	31,621	27,689

Long-term liabilities:
Obligations under capital leases, net of current portion	116	271	219
Deferred tax liabilities	—	221	617

Total liabilities	29,487	32,113	28,525

Commitments and contingencies (Note 17)
Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (nil, 6,360,001, 6,360,001 shares authorized, issued and outstanding in 2005, 2006 and 2007, respectively, liquidation value $23,416)	$—	$23,214	$23,214
Series B convertible redeemable preferred shares: $0.01 par value (nil, 3,858,005, 3,858,005 shares authorized, issued, and outstanding in 2005, 2006 and 2007, respectively, liquidation value $24,826)	—	24,673	24,673

Total mezzanine equity	—	47,887	47,887

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 30,000,000, 29,705,267 and 29,705,267 shares issued and outstanding in 2005, 2006 and 2007, respectively)	$300	$297	$297
Additional paid-in capital	9,737	18,885	19,120
Subscription receivable	(200)	—	—
Retained earnings	13,244	21,552	22,320
Accumulated other comprehensive income	369	1,692	2,283

Total shareholders’ equity	23,450	42,426	44,020

Total liabilities, mezzanine equity and shareholders’ equity	$52,937	$122,426	$120,432

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$13,263	$21,568	$33,312	$5,869	$4,545
Other services	1,968	3,718	9,868	2,887	1,825

Total revenues	15,231	25,286	43,180	8,756	6,370
Less business taxes	(111)	(204)	(534)	(105)	(90)

Net revenues	15,120	25,082	42,646	8,651	6,280

Cost of revenues:
Software development	1,921	1,804	4,092	1,831	370
Other services	646	1,515	3,037	1,523	548

Total cost of revenues	2,567	3,319	7,129	3,354	918

Gross profit	12,553	21,763	35,517	5,297	5,362

Operating expenses:
Research and development	918	1,072	1,797	341	344
Sales and marketing	833	1,451	3,170	711	801
General and administrative	2,431	3,999	17,954	2,874	9,841

Total operating expenses	4,182	6,522	22,921	3,926	10,986

Income (loss) from operations	8,371	15,241	12,596	1,371	(5,624)

Other income (expenses):
Interest income	29	71	343	100	43
Interest expense	(459)	(532)	(703)	(102)	(229)
Other (expenses) income, net	(4)	20	86	(22)	6

Total other income (expenses)	(434)	(441)	(274)	(24)	(180)

Income (loss) before income taxes and equity in an associate	7,937	14,800	12,322	1,347	(5,804)
Income tax (expense) recovery	(1,316)	(2,260)	(3,751)	(579)	1,764

Income (loss) before equity in an associate	6,621	12,540	8,571	768	(4,040)
Loss from investment in an associate	—	—	(263)	—	(30)

Net income (loss)	6,621	12,540	8,308	768	(4,070)

Net income (loss) per share:
Basic ordinary share	$0.29	$0.42	$0.25	$0.02	$(0.14)
Basic preferred share	$—	$—	$0.25	$0.02	$—
Diluted	$0.29	$0.41	$0.22	$0.02	$(0.14)
Shares used in computation of net income (loss) per share:
Basic ordinary share	23,125,000	30,000,000	29,761,901	29,705,267	30,000,000
Basic preferred share	—	—	3,545,217	10,218,005	—
Diluted	23,125,000	30,420,822	37,874,254	40,326,496	30,000,000
Pro forma net income per share (unaudited):
Basic ordinary share			$0.25	$0.02
Diluted			$0.22	$0.02

Shares used in pro forma computation (unaudited):
Basic ordinary share			34,775,582	41,391,735
Diluted			39,342,717	41,794,959

Includes share-based compensation related to:
Cost of revenues software development	$—	$—	$839	$3	$1
General and administrative expenses	$—	$29	$11,367	$221	$7,819
Sales and marketing expenses	$—	$—	$530	$11	$4
Research and development expenses	$—	$8	$147	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Year Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
	(In U.S. dollar thousands, except share and per share data)
Ordinary shares:
Balance, beginning of year	$225	$300	$300	$297
Issuance of ordinary shares	75	—	9	—
Repurchase and cancellation of ordinary shares	—	—	(12)	—

Balance, end of year	300	300	297	297

Additional paid-in capital:
Balance, beginning of year	2,296	9,700	9,737	18,885
Share-based compensation paid by the Company	—	37	5,188	235
Compensation expenses paid by shareholders	463	—	7,695	—
Issuance of ordinary shares	8,753	—	3,157	—
Repurchase and cancellation of ordinary shares	—	—	(6,692)	—
Forgiveness of receivable from shareholders	—	—	(200)	—
Dividend on restructuring	(1,812)	—	—	—

Balance, end of year	9,700	9,737	18,885	19,120

Subscription receivable:
Balance, beginning of year	(150)	(2,014)	(200)	—
Repayments and forgiveness	—	1,814	200	—
Issuance of ordinary shares	(1,864)	—	—	—

Balance, end of year	(2,014)	(200)	—	—

Accumulated other comprehensive income (loss):
Balance, beginning of year	(1)	(3)	369	1,692
Cumulative translation adjustments	(2)	372	1,323	591

Balance, end of year	(3)	369	1,692	2,283

Retained earnings:
Balance, beginning of year	(2,571)	1,634	13,244	21,552
Net income	6,621	12,540	8,308	768
Dividend ($0.08, $0.03, nil, and nil per share, respectively)	(2,416)	(930)	—	—

Balance, end of year	1,634	13,244	21,552	22,320

Total shareholders’ equity	$9,617	$23,450	$42,426	$44,020

Comprehensive income:
Net income	$6,621	$12,540	$8,308	$768
Foreign currency translation adjustment	(2)	372	1,323	591

Total comprehensive income	$6,619	$12,912	$9,631	$1,359

	Number of Outstanding Shares
Ordinary shares
Balance, beginning of year	22,500,000	30,000,000	30,000,000	29,705,267
Issuance of ordinary shares	7,500,000	—	965,267	—
Cancellation of ordinary shares	—	—	(1,260,000)	—

Balance, end of year	30,000,000	30,000,000	29,705,267	29,705,267

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income (loss)	$6,621	$12,540	$8,308	$768	$(4,070)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	37	12,883	235	7,824
Depreciation	928	1,536	2,143	309	491
Amortization of intangibles	172	184	602	316	9
Loss from investment in an associate	—	—	263	—	30
Provision for doubtful accounts	(64)	15	79	30	420
Non share-based compensation expenses paid by shareholders	463	—	—	—	—
Loss (gain) on disposal of fixed assets	—	14	(76)	50	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,992)	(389)	(7,462)	(1,037)	987
Inventories	230	(137)	2,655	139	212
Other current assets	(845)	2,401	2,092	(1,218)	1,481
Other non-current assets	(1,883)	502	701	36	593
Accounts payable	(610)	1,533	(3,287)	847	(1,620)
Deferred revenue	1,221	259	(3,284)	(914)	(1,437)
Accrued and other current liabilities	1,404	3,271	4,075	(473)	(2,214)
Deferred income taxes	(73)	(15)	609	176	(1,563)

Net cash provided by (used in) operating activities	3,572	21,751	20,301	(736)	1,143

Cash flows from investing activities:
Change in restricted cash	(98)	(271)	(4,115)	1,089	(1,497)
Proceeds from sale of fixed assets	539	1	5,549	2	—
Deposit paid for acquisition of fixed assets	(544)	—	—	—	—
Purchase of fixed assets	(5,220)	(7,859)	(531)	(417)	(121)
Purchase of intangible assets	(79)	(336)	(250)	(257)	(22)
Investment in an associate	—	—	(1,345)	—	(331)
Acquisitions, net of cash acquired	—	—	(5,821)	(7,440)	—
Purchase of minority interest	(3)	—	—	—	—
Amounts due from related parties	—	—	(131)	—	(20)

Net cash used in investing activities	(5,405)	(8,465)	(6,644)	(7,023)	(1,991)

Cash flows from financing activities:
Proceeds from short-term borrowings	14,884	20,020	20,335	1,463	3,445
Repayment of short-term borrowings	(11,289)	(18,891)	(21,256)	(4,825)	(1,911)
Proceeds of subscription receivable	—	1,814	—	—	—
Dividend paid	(2,416)	(930)	—	—	—
Sale of preferred shares, net of issue costs	—	—	47,887	—	—
Sale of ordinary shares	6,964	—	552	—	—
Repurchase of ordinary shares	—	—	(6,704)	—	—
Dividend paid on restructuring	(1,812)	—	—	—	—
Repayments of capital leases obligations	(151)	(162)	(216)	(78)	(43)
Amounts due to related parties	—	—	755	(755)	—

Net cash provided by (used in) financing activities	6,180	1,851	41,353	(4,195)	1,491

Effect of exchange rates differences	(2)	372	1,415	555	219

Net increase (decrease) in cash and cash equivalents	4,345	15,509	56,425	(11,399)	862

Cash and cash equivalents, beginning of year	5,040	9,385	24,894	81,319	24,894

Cash and cash equivalents, end of year	$9,385	$24,894	$81,319	$69,920	$25,756

Supplemental disclosure of cash flow information:
Income taxes paid	$1,248	$1,832	$2,807	$1,327	$534
Interest paid	$469	$397	$707	$113	$184
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$198	$169	$492	$68	$37
Shareholder subscription receivable	$1,864	$—	$200	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$—	$—	$155	$—	$1,169
Acquisition:
Fair value of ordinary shares issued	$—	$—	$2,614	$—	$—
Cash consideration	$—	$—	$6,027	$8,903	$—
Cash consideration payable	$—	$—	$615	$—	$—

Assets acquired	$—	$—	$9,256	$8,903	$—

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

1. Organization and principal activities

Longtop Financial Technologies Limited (together with its subsidiaries “Longtop” or the “Company”), formerly known as Latest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000. Longtop provides a comprehensive range of software solutions, and services primarily to financial institutions in the People’s Republic of China (the “PRC”), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.

In October 2004, the Company acquired the entire interest in Xiamen Longtop System Co., Ltd. (“Longtop System”) from existing shareholders Jia Xiaogong (“Jia”), the Company’s chairman of the board of directors, and Lian Weizhou (“Lian”), the chief executive officer. This transaction has been accounted for as a legal reorganization. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries for the periods presented in a manner similar to the pooling-of-interests method. In satisfaction of PRC regulatory requirements, the Company paid $1,812 to Jia and Lian in exchange for their interests in Longtop System. The amount was paid on a pro-rata basis and has been recorded as a dividend in the consolidated financial statements.

Effective April 1, 2007, the Company changed its fiscal year from a calendar year to a fiscal year ending March 31. The Company prepared audited financial statements for the three months ended March 31, 2007.

As of March 31, 2007, Longtop operates through the following wholly-owned subsidiaries:

Xiamen Longtop System Co., Ltd. (“Longtop System”) incorporated in the PRC

Xiamen Longtop Science and Technology Co., Ltd. (“XLT”) incorporated in the PRC

Xiamen Longtop Information Technology Service Co., Ltd. (“XLI”) incorporated in the PRC

State Prime Technology Limited (“State Prime”) incorporated in Hong Kong

Beijing Longtop Science and Technology Co., Ltd. (“BLS”) incorporated in the PRC

Shanghai Longtop Information Technology Co., Ltd. (“SLI”) incorporated in the PRC

Grand Legend Holdings Ltd (“GLH”) incorporated in the British Virgin Islands

Advanced Business Services (Beijing) Co., Ltd (“ABS”) incorporated in the PRC

Longtop International Holdings Limited (“LTI”) incorporated in the British Virgin Islands

Longtop International Inc. (“LII”) incorporated in the United States of America

Longtop(Xiamen) Software Co.,Ltd (“LXS”) incorporated in the PRC

Minecode LLC (“Minecode”) incorporated in the United States of America

Longtop International Incorporated (“LIIC”) incorporated in Canada

2. Summary of significant accounting policies

Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation—The consolidated financial statements include the financial statements of Longtop Financial Technologies Limited and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Cash and cash equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Restricted cash—Restricted cash consists of bank deposits pledged against short-term credit facilities granted to the Company.

Allowances for doubtful accounts—The allowance for doubtful accounts is determined based on an analysis of the accounts receivable aging and specifically identified accounts that may become uncollectible. Activity in the allowance for doubtful accounts was as follows:

	Year Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
Balance at beginning of period	$350	$286	$301	$380
Charged to costs	(64)	15	79	30

Balance at end of period	$286	$301	$380	$410

Inventories—Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.

Fixed assets and depreciation—Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings	10-30 years
Leasehold improvement	Shorter of lease term or the estimated useful life of the asset
Automated Teller Machines (ATM)	7 years
Equipment and fixtures	5 years
Motor vehicles	5 years

Assets held under capital leases are stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, and depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Repairs and maintenance that do not extend the useful life of the asset are expensed as incurred.

Intangible assets—Intangible assets are comprised of computer software purchased from unrelated third parties, customer relationships, covenants not to compete and customer contracts (backlog) from acquired companies and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets of two to thirteen years.

Eligible costs that related to the application development phase of software developed internally or obtained for internal use are capitalized. Capitalized costs related to internal-use software are amortized using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

No event had occurred as of March 31, 2007 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts.

The changes in the carrying amount of goodwill allocated by segments for the years ended December 31, 2005 and 2006 and three months ended March 31, 2007 were as follows:

	Software Development	ATM Maintenance Services	Other Services	Outsourcing	Total
Balance as of December 31, 2005	$—	$—	$—	$—	$—
Acquisitions	6,088	—	—	—	6,088

Balance as of December 31, 2006	$6,088	$—	$—	$—	$6,088
Acquisitions	—	—	—	2,966	2,966
Translation difference	58	—	—	—	58

Balance as of March 31, 2007	$6,146	$—	$—	$2,966	$9,112

Impairment of long-lived assets—The Company evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Company would recognize an impairment loss based on the fair value of the assets. There was no impairment of long-lived assets during the periods presented.

Investment in Associates—Associates are entities over which the Company has significant influence, but which it does not control. The investment in an associated company is accounted for by the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associate.

Revenue recognition—The Company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development and licensing of software, assistance in implementation and customization, and post-contract customer support (“PCS”), and (ii) other services represents revenue from the maintenance of ATMs, providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. The Company recognizes revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.

1) Software development services

Where the software development contracts include multiple elements, the Company allocates revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. The Company’s VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. The Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of SOP 97-2 have been met. The Company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the Company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which the Company has established VSOE, the Company recognizes the difference between the total arrangement fee and the amount

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.

The Company periodically negotiates the sale of upgrades and enhancements with its customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.

Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification (“standardized solutions”), the Company did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, the entire arrangement fee was recognized ratably over the PCS period. As a result, 2006 software development revenues reflected $5,723 in standardized solution revenues which were deferred from previous years. Software development revenues from 2004 and 2005 would have been increased by $437 and $4,024, respectively, had the Company had VSOE or evidence that costs of PCS had been immaterial for its standardized solution contracts. Subsequent to January 1, 2006, the Company was able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. Subsequent to January 1, 2006, the Company accrues the estimated cost of providing PCS at the time the revenue is recorded.

Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. The Company measures progress toward completion by comparing direct labor hours incurred to total estimated direct labor hours for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Prior to April 2004, the Company did not have VSOE of PCS for its customized solutions. Accordingly, the entire arrangement fee was deferred and recognized ratably over the PCS period. Subsequent to April 2004, the Company was able to establish VSOE of PCS and, as a result, only VSOE of PCS was deferred and recognized over the PCS period.

2) Other services

Revenue from ATM maintenance, ancillary and outsourcing services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally within one year.

Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers in accordance with the

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”. The Company obtains manufacturers' warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at December 31, 2005 and 2006 or March 31, 2007.

As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain software products. The amount of the value-added tax refund included in software development revenue was $254, $1,134, $1,445, $135 and $193 (unaudited) in 2004, 2005, 2006 and for the three months ended March 31, 2007 and 2006 (unaudited), respectively.

Revenue in excess of billings is recorded as unbilled receivables, and is included in accounts receivable and amounted to $1,063, $2,031 and $3,154 at December 31, 2005 and 2006 and March 31, 2007, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

Research and Development—Research and development expenses include costs related to our research and development center and supporting departments. These costs include payroll, share-based compensation, employee benefits and other headcount-related costs, allocated overhead, purchased software costs, and amortization and depreciation of assets associated with research and development. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological feasibility is established prior to completion of software development are not material, and accordingly, the Company expensed all research and development costs when incurred.

Income taxes—Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe significant estimates include estimating the time to completion in our revenue contracts, estimating the allowances for doubtful accounts and the assumptions used in calculating share-based compensation and the associated forfeiture rates.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Financial instruments—The carrying value of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term loans and accrued and other current liabilities are carried at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

Earnings per share (“EPS”)—The Company has determined that its Series A and Series B convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the year ended December 31, 2006 and the three months ended March 31, 2007, the application of the two-class method was more dilutive than the if converted method. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.

Foreign currency translation and foreign currency risk—Longtop Financial Technologies Limited uses the United States dollar as its reporting currency and functional currency. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than United States dollars during the year are converted into United States dollars at the rates of exchange ruling at the transaction dates.

The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. Their balance sheets are translated into United States dollars based on the rates of exchange existing on the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income (loss) in stockholders’ equity.

The RMB is not fully convertible into United States dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the People’s Bank of China on March 31, 2007 was US$1.00 = RMB7.7342. As of December 31, 2005, and 2006 and March 31, 2007, the Company had RMB bank balances located in the PRC of $24,684, $58,407 and $55,987, respectively, of its total cash and bank balances.

Concentration of credit risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with one financial institution in Hong Kong and various financial institutions in the PRC.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

The Company conducts credit evaluations of customers and generally does not require collateral or other securities from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Share-based compensation—The Company accounts for its share-based compensation arrangements using the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation”. Under this method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period, with a corresponding addition to paid in capital.

Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the relevant years presented, the Company’s comprehensive income consisted of net income and cumulative translation adjustments.

Recent accounting pronouncements—In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No.109, (“FIN 48”) which proscribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. Management does not believe the adoption of FIN 48 will have a material impact on the Company’s financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides guidance as to how the effects on prior year uncorrected misstatements should be considered when quantifying misstatements in the current financial statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 will require the Company to quantify misstatements using both a balance sheet and income statement approach, with adjustment required if either method results in a material error. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin did not have a material effect on the Group’s financial position or result of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

a limited form of retrospective application for certain financial instruments. Management is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 requires that entities present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

Pro Forma Net income Per Share—Pro forma basic and diluted net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the period plus (a) the weighted-average number of ordinary shares resulting from the assumed conversion upon closing of the planned initial public offering of the outstanding convertible redeemable preferred shares and (b) the number of shares whose proceeds would be necessary to pay the total cash dividend of $34,006 see Note 22) in excess of fiscal 2006 net income.

3. Other current assets

	December 31		March 31 2007
	2005	2006
Advances to suppliers	$1,649	$26	$808
Other current assets	2,308	1,973	2,423

Total	$3,957	$1,999	$3,231

4. Fixed assets, net

	December 31		March 31 2007
	2005	2006
Equipment and fixtures	$4,219	$5,435	$5,200
Leasehold improvements	2,170	1,264	1,545
Buildings	1,010	1,043	1,053
Motor vehicles	567	605	559
Automated Teller Machines (ATM)	6,362	—	—

	14,328	8,347	8,357
Accumulated depreciation	(3,594)	(3,826)	(3,522)

Fixed assets, net	$10,734	$4,521	$4,835

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Buildings of net book value of $509, $507 and $507 at December 31, 2005 and 2006 and March 31, 2007, respectively, have been pledged to a bank as security for the Company's bank borrowing.

ATMs with a net book value of $6,074 as of December 31, 2005, were leased to external parties. The ATM leased assets were disposed of in September 2006 for proceeds of $5,518, resulting in a gain on disposal of $76.

Equipment which is held under capital leases had a gross book value of $894, $1,443 and $1,121 and net book value of $185, $546 and $583 at December 31, 2005 and 2006 and March 31, 2007, respectively. Total fixed assets depreciation expense recognized in 2004, 2005, 2006 and for the three months ended March 31, 2007 and 2006, (unaudited) was $928, $1,536, $2,143, $309 and $491 (unaudited), respectively.

5. Intangible assets

	December 31						March 31
	2005			2006			2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog	$—	$—	$—	$2,661	$(517)	$2,144	$2,686	$(746)	$1,940
Customer relationships	—	—	—	—	—	—	4,825	(35)	4,790
Covenants not to compete	—	—	—	—	—	—	603	(7)	596
Computer software	1,140	(803)	337	1,389	(888)	501	1,647	(933)	714

	$1,140	$(803)	$337	$4,050	$(1,405)	$2,645	$9,761	$(1,721)	$8,040

Amortization expense was $172, $184, $602, $316 and $9 (unaudited) in 2004, 2005 and 2006 and for the three months ended March 31, 2007 and 2006 (unaudited), respectively.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

For fiscal years ending March 31,
2008	$1,700
2009	1,688
2010	880
2011	659
2012 and after	3,113

$8,040

6. Investment in an associate

In February 2006, the Company invested $1,500 for a 51.25% equity interest in Longtop International Holdings Limited (“LTI”), a company newly formed for the purpose of providing outsourcing services. The Company and the other shareholders of LTI (“LTI Founders”) had joint control in that most of the key operating decisions required the approval of both the Company and the

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

LTI Founders. As the Company could exercise significant influence on LTI’s operations, the investment is accounted for under the equity method. Upon formation of LTI, the Company accounted for the $732 difference between the cost of its investment in LTI and its proportionate share in LTI’s underlying equity as equity method goodwill, as the basis difference could not be attributed to specific assets of LTI.

7. Acquisitions

a) ABS

In May 2006, the Company acquired 100% of Grand Legend Holdings Limited and its subsidiary Advanced Business Services (Beijing) Co., Ltd. (together with Grand Legend Holdings Limited referred to as “ABS”) for a purchase price of $9,256, of which $6,000 was paid in cash, an additional $615 is payable in cash on December 31, 2007 subject to a deduction for any unrecorded liabilities as at the date of acquisition, and $2,614 by the issuance of 815,267 ordinary shares of the Company having a fair value of $3.21 per share. The June 2006 ordinary share fair market value of $3.21 per share was determined by the Company where the aggregate equity value was based on the value used in the June 2006 sale of Series A Shares. Acquisition costs of $27 were incurred and have been included as a cost of the ABS acquisition. Additional purchase price consideration of $3,616 which has not been recorded at December 31, 2006, was contingently payable subsequent to the acquisition date in cash upon ABS’s achievement of certain financial milestones for the period from April 1, 2006 to June 30, 2007. ABS has achieved the financial milestones and the additional purchase price consideration of $3,616 is payable as of June 30, 2007. ABS provides technology services for financial institutions in China. The Company completed the acquisition in order to increase its profit and revenue, and expand its presence in Beijing. The purchase price was determined in arms’ length negotiations between the Company and ABS.

The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price is as follows:

Current assets	$4,260
Fixed assets and other non current assets	75
Identifiable intangible assets	2,661
Goodwill	6,088
Liabilities	(3,828)

Total	$9,256

The excess of purchase price over tangible assets and identifiable intangible assets (backlog) acquired and liabilities assumed was recorded as goodwill. The estimated useful life of the backlog is three years.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2005 and 2006, as if the acquisition of ABS had occurred on January 1, 2005 and 2006 respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2005 or 2006, and may not be indicative of future operating results.

	Year Ended December 31,
	2005	2006
	(Unaudited, in thousands)
Revenues	$27,596	$43,536
Operating income	14,464	12,322
Net income	11,880	8,079
Net income per share:
Basic ordinary share	$0.40	$0.24
Basic preferred share	$—	$0.24
Diluted	$0.39	$0.21

b) LTI

In January 2007, the Company purchased the remaining 48.75% equity interest in Longtop International Limited (“LTI”) for a purchase price of $2,437 including cash of $2,365 and acquisition related costs of $72. Additional consideration of $821 in cash and 423,665 ordinary shares is contingently payable in 2008 and 2009 upon LTI’s achievement of certain financial milestones for the twelve months ended December 31, 2007 and December 31, 2008, respectively.

LTI provides technology outsourcing services. The Company completed the acquisition in order to expand its outsourcing services. The purchase price was determined in arms’ length negotiations between the Company and the LTI Founders.

The acquisition has been accounted for as a purchase business combination and the results of operations subsequent to the acquisition date have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$574
Fixed assets and other non current assets	47
Identifiable intangible assets	731
Goodwill	1,414
Liabilities	(329)

Total	$2,437

Identifiable intangible assets are comprised of covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.

c) Minecode

In March 2007, the Company acquired 100% of Minecode LLC (“Minecode”) for a total purchase price of $6,466, which included $6,090 in cash and $376 in acquisition-related costs. Additional consideration of up to $4,060 in cash and 108,810 ordinary shares are contingently payable upon Minecode’s achievement of certain financial milestones for the period from March 2007 to March 2009. The Company’s restricted cash balances at March 31, 2007 include $2,100 which has been paid into an escrow account pending achievement of these milestones.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Minecode provides technology outsourcing services in the United States, primarily for Microsoft. The Company completed the acquisition in order to expand its outsourcing services in the United States.

The acquisition has been accounted for as a purchase business combination and the results of operations subsequent to the acquisition date have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$1,485
Fixed assets and other non current assets	50
Identifiable intangible assets	4,697
Goodwill	820
Liabilities	(586)

Total	$6,466

Of the additional cash consideration, $487 is contingently payable upon the continued employment of two Minecode employees for a period of two years following the acquisition date.

The Company is accounting for this component of the purchase price as employee compensation.

Identifiable intangible assets are comprised of covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.

The following unaudited pro forma consolidated financial information reflects the results of operations for the three months ended March 31, 2006 and 2007, as if the acquisition of LTI and Minecode had occurred on January 1, 2006 and 2007 respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2006 or 2007, and may not be indicative of future operating results.

	Three Months Ended March 31,
	2007	2006
	(Unaudited, in thousands)
Revenues	$11,327	$9,934
Operating income	1,381	(5,231)
Net income (loss)	783	(3,867)
Net income (loss) per share:
Basic ordinary share	$0.02	$(0.13)
Basic preferred share	$0.02	$—
Diluted	$0.02	$(0.13)

8. Short-term Borrowings

	December 31		March 31 2007
	2005	2006
Bank loans	$4,709	$8,004	$4,396
Bank overdraft	—	—	4
Revolving credit facilities	6,859	3,015	3,352
Notes payable	620	640	647
Finance leases—current (note 10)	135	257	270

	$12,323	$11,916	$8,669

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Bank loans bore interest at rates of 5.02% to 7.02%. These loans represent borrowings from various financial institutions and each of these borrowings has a term of one year or less. As of December 31, 2006 and March 31, 2007, $640 and $646 in bank loans were collaterized by buildings with a net book value of $507 and $507, respectively.

As of December 31, 2006 and March 31, 2007, the Company had short-term revolving credit facilities evidenced by agreements with financial institutions totaling $9,989 and $11,378, expiring in July 2007 and January 2008, respectively. As of December 31, 2006 and March 31, 2007, unused short-term revolving credit facilities were $6,974 and $8,026 and used facilities totaled $3,015 and $3,352, respectively . These borrowings were collateralized by accounts receivable of equivalent value, and bore interest at a weighted-average rate of 5.02% and 5.39% for the year ended December 31, 2006 and three month period ended March 31, 2007, respectively.

In addition to the bank loans and short-term revolving credit facilities, the Company had unused letters of credit and bankers’ guarantee facilities of $10,271, $10,800 and $10,800 as of December 31, 2005 and 2006 and March 31, 2007, respectively. The facilities will expire in July 2007. The Company has placed deposits of $369, $4,484 and $1,295 against short-term borrowings as of December 31, 2005 and 2006 and March 31, 2007, respectively, which are included in restricted cash.

Notes payable are unsecured, bear interest at 7.20% and are due in May 2007.

9. Accrued and other current liabilities

	December 31		March 31 2007
	2005	2006
Other current liabilities	$2,567	$5,100	$5,602
Employee benefits payable	1,579	3,103	3,617
Income taxes payable	1,021	1,356	495

Total accrued and other current liabilities	$5,167	$9,559	$9,714

The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are also subject to business tax and value added tax (“VAT”) at the rates of 5% and 6%, respectively, on certain types of service revenues from software development and ATM maintenance and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee's payroll for remittance to the tax authorities.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

10. Obligations under capital leases

Future minimum capital lease payments at March 31, 2007 are as follows:

For the fiscal year ending March 31,
2008	$290
2009	185
2010	55

Total minimum leases payments	$530
Less: Amount representing interest	(41)

Present value of minimum lease payments	$489

Current	270
Long-term	219

Total	$489

The interest rates associated with the capital leases, which were used to acquire equipment and fixtures, range from 5.49% to 6.30% per annum.

11. Convertible redeemable preferred shares

In June 2006 the Company issued 6,360,001 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) for $3.68 per share for gross proceeds of $23,416, less issuance costs of $202.

In December 2006 the Company issued 3,858,005 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) for $6.43 per share for gross proceeds of $24,826 less issuance costs of $153.

Dividends:

The holders of Series A Shares and Series B Shares (collectively the “Preferred Shares”) are entitled to dividends on an as-converted basis.

Conversion:

Each Preferred Share is convertible at the option of the holder into ordinary shares on a one-for-one basis. The conversion ratios of the Preferred Shares are subject to antidilution adjustments on a weighted average basis in the event of issuances by the Company of additional securities at a price per share lower than the respective issuance prices of the Series A Shares and the Series B Shares. The Preferred Shares will automatically convert into ordinary shares upon (i) the closing of an underwritten public offering on certain defined exchanges resulting in gross proceeds to the Company in excess of $30 million; (ii) the closing of an underwritten public offering of ordinary shares of the Company where the shares are subsequently traded on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another comparable exchange approved by the Board of Directors; or (iii) the approval of the holders of a majority of the then-outstanding Preferred Shares.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Voting:

Each Preferred Share is entitled to the same number of votes per share as the number of ordinary shares into which it is then convertible. So long as the outstanding Preferred Shares represent, on an as-converted basis, at least 5% of the outstanding ordinary shares of the Company on fully-diluted basis, the holders of a majority of outstanding Preferred Shares are entitled to elect one member to the Board of Directors.

Consent of the holders of a majority of the outstanding Preferred Shares is required for any action which: (i) declares or pays a dividend with respect to any class of shares of the Company; (ii) consummates any transaction or series of related transactions in which the Company is acquired by a third party where the aggregate proceeds for such acquisition are less than $300 million; (iii) consummates any transaction or series of related transactions in which another entity is acquired by the Company where the aggregate consideration for such entity is greater than $16 million; (iv) alters the rights, preferences or privileges of either series of the Preferred Shares so as to adversely affect the rights, preferences or privileges of such shares; (v) increases or decreases the total number of authorized Preferred Shares; (vi) authorizes or issues, or obligates the Company to issue, any shares including any other right or security convertible into or exercisable for any such shares having a preference over, or being pari passu with, either series of Preferred Shares with respect to dividends, liquidation or redemption; redeem, purchase or otherwise acquire any Preferred Shares or ordinary shares; (vii) amends the Memorandum of Association and Articles of Association of the Company; or (viii) changes the authorized number of directors of the Company.

Liquidation:

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of liquidation, including a merger, consolidation or reorganization with or into another organization in which the shareholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common equity of the surviving entity. The holders of Preferred Shares are entitled to a liquidation preference equal to the higher of (i) $3.68 per share, in the case of Series A Shares, or $6.43 per share, in the case of Series B Shares, plus any declared but unpaid dividends and (ii) the amount such holders would have been entitled to receive if their shares had been converted into ordinary shares immediately prior to the liquidation.

Redemption:

The holders of Preferred Shares are entitled to have their shares redeemed at the election of the holders of a majority of such shares at any time after June 14, 2011 for a price equal to $3.68 per share, in the case of Series A Shares, or $6.43, in the case of Series B Shares, plus any declared but unpaid dividends. At both December 31, 2006 and March 31, 2007, the redemption value of the Series A Shares is $23,416 or $3.68 per share and the redemption value of the Series B Shares is $24,826 or $6.43 per share. The Company has not accreted the issuance costs of the Preferred Shares of $355 to the redemption amount as the Company believes that the likelihood of a redemption event occurring is remote. This determination is primarily based upon the Company’s intent to complete an IPO in the near future.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

12. Capital structure

On October 18, 2000, the Company issued 1,500,000 ordinary shares for a total price of $10.

In November 30, 2004, the Company issued 7,500,000 ordinary shares in a private placement to Cathay ITfinancial Services Ltd. (“Cathay”) at a price of $1.22 per share for gross proceeds of $9,117 and incurred issuance costs of $289. Share subscription commitments from this private placement in the amount of $1,864 were outstanding as of December 31, 2004, and were settled in May 2005. Cathay has certain rights including (i) the right to appoint joint authorized signatories on all of the Company’s bank accounts and to require that a representative of Cathay sign all checks or withdrawals for amounts greater than HK$2,000,000 (US$256,000), (ii) the right to designate one representative to serve on the Board of Directors; (iii) a commitment from the Company to seek an IPO as soon as practicable after completion of Cathay’s share purchase; and (iv) other rights.

Also on November 30, 2004, in conjunction with the shares issued to Cathay, the Company issued an additional 21,000,000 ordinary shares to the Company’s existing shareholders on a pro-rata basis for total consideration of $140.

In conjunction with the June 2006 sale of Series A Shares and the December 2006 sale of Series B Shares, the Company purchased from Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, 510,000 ordinary shares at $3.68 per share for total consideration of $1,878 and 750,000 ordinary shares at $6.43 per share for total consideration of $4,826, respectively. As a result, of these purchases, for the year ended December 31, 2006, the Company recorded share-based compensation of $696 which reflects the excess of the purchase price over the fair market value of the ordinary shares.

Pursuant to terms of the September 2006 employment contract with the Company’s Chief Financial Officer, the Company’s Chief Financial Officer purchased 150,000 ordinary shares at price of $3.68 per share. As a result, of this purchase, for the year ended December 31, 2006, the Company recorded share-based compensation of $215 which reflects the excess of the fair market value of the ordinary shares over the purchase price.

In December 2006, the Company issued 815,267 shares as partial consideration for the acquisition of ABS.

On November 28, 2005, the Company’s shareholders approved a one hundred-for-one share split of the Company’s ordinary shares, with each of the 300 shares then outstanding being divided into 100 shares for a total of 30,000 shares, with a par value per share of $0.01. Also on November 28, 2005, the Company issued 29,970,000 ordinary shares to the Company’s existing shareholders at the rate of 999 shares for each then-outstanding share. The issuance of the 29,970,000 shares was in substance a stock split effected in the form of a nominal share issuance and has been accounted for as a stock split. As a result of the foregoing, each share outstanding prior to such split and issuance became 100,000 ordinary shares. Accordingly, all references to numbers of ordinary shares, per share data and stock option data in the accompanying consolidated financial statements have been restated to reflect both the stock split and issuance of 29,970,000 shares on a retroactive basis. At December 31, 2005, $200 was receivable from shareholders in connection with the issuance of 29,970,000 ordinary shares.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

In November 2006, the Company waived payment of the receivable and recorded a corresponding reduction to additional paid-in capital.

At December 31, 2004, 2005 and 2006 and March 31, 2007, the Company had one class of ordinary shares consisting of 68,640,000 ordinary shares with a $0.01 par value per share.

13. Income taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no British Virgin Islands withholding tax is imposed upon any payment of dividends.

Hong Kong

The profits of the Company’s subsidiary in Hong Kong are subject to tax at 17.5%. No provision for Hong Kong tax has been made as the Company’s subsidiary in Hong Kong does not have any assessable profit in Hong Kong.

United States

The profits of the Company’s subsidiaries in the United States are subject to tax at 34%. No provision for United States tax has been made as the Company’s subsidiaries in the United States do not have taxable profit.

China

The Company’s subsidiaries in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% where the subsidiary is located in a special economic zone or 15% for certain technology enterprises which are classified as a “new technology enterprise”. Furthermore, new technology enterprises are exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and are entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter. During the years ended December 31, 2004, 2005 and 2006, substantially all of the operations of the Company in the PRC are subject to tax at 15% as they are located in a special economic zone.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on Enterprise Income Tax (“the New EIT Law”), which will be effective from January 1, 2008. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New EIT Law under which PRC taxable income would be taxed at a statutory rate of 25%. Pursuant to the New EIT Law, entities incorporated in a special economic zone will be subject to transitional measures by which the current income tax rate will be increased from 15% to the statutory rate of 25% over a 5-year period.

As part of the New EIT Law, a withholding tax on dividends paid by the Company’s PRC subsidiaries may be implemented in 2008. Although the New EIT Law provides for a maximum

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

withholding tax rate of 20%, the rate of the withholding tax has not yet been finalized and is subject to promulgation of implementing regulations.

The provision for income tax expense consists of the following:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
Current
British Virgin Islands	$—	$—	$—	$—	$—
China	(1,389)	(2,275)	(3,142)	(415)	190

Total current income tax (expense) benefit	$(1,389)	$(2,275)	$(3,142)	$(415)	$190

Deferred
British Virgin Islands	$—	$—	$—	$—	$—
China	73	15	(609)	(187)	1,574
Effect of change in China tax rate	—	—	—	23	—

Total deferred income tax benefit	$73	$15	$(609)	$(164)	$1,574

Total income tax (expense) benefit	$(1,316)	$(2,260)	$(3,751)	$(579)	$1,764

The principal components of the deferred tax assets are as follows:

	December 31,			March 31, 2007
	2004	2005	2006
Deferred revenue	$1,153	$1,131	$582	$228
Depreciation and amortisation	186	171	(190)	(267)
Net operating losses carried forward	—	75	18	55
Others	45	59	44	44

Deferred tax assets	1,384	1,436	454	60
Valuation allowance	—	(37)	—	—

Net deferred income tax assets and liabilities	$1,384	$1,399	$454	$60

Reported as:
Current deferred tax assets	$1,118	$1,012	$600	$644
Long term deferred tax assets	266	387	208	33
Current deferred tax liabilities	—	—	(133)	—
Long term deferred tax liabilities	—	—	(221)	(617)

Net deferred income tax assets	$1,384	$1,399	$454	$60

As at December 31, 2006, the Company’s subsidiaries had net operating losses (“NOLs”) of $106 which had no expiry date. As at March 31, 2007, the Company’s subsidiaries had net operating losses (“NOLs”) of $210, of which $87 had no expiry date and $123 will expire in 2027. During the year ended December 31, 2006, the Company reversed the valuation allowance of $37 it had made against NOLs at December 31, 2005 because the NOL’s were utilized.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

A reconciliation between the provision for income tax computed by applying the PRC enterprise income tax of 15% to income before income taxes and the actual provision for income tax is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
Statutory rate	15.0%	15.0%	15.0%	15.0%	15.0%
Share-based compensation expenses not deductible for tax purposes	1.0%	—	15.6%	2.0%	15.6%
Effect of different tax rate of group entity operating in other jurisdiction	—	—	—	20%	—
Expenses not deductible for tax purposes	1.8%	1.1%	0.6%	5.8%	0.6%
Non-taxable income	(1.1)%	(1.2)%	(0.5)%	—	(0.5)%
PRC new income tax law impact	—	—	—	(1.8)%	—
Other reconciling items	(0.1)%	0.4%	(0.3)%	2.0%	(0.3)%

	16.6%	15.3%	30.4%	43.0%	30.4%

14. China Employee Benefit Plan

The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its contribution. During the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and 2006 (unaudited), the Company recorded an expense of $579, $764, $1,258, $489 and $239 (unaudited) respectively, for such benefits and had an accrued liability of $945, $1,834 and $2,133, as of December 31, 2005 and 2006 and March 31, 2007, respectively, for liabilities to these funds.

15. Share-Based Compensation

The Company has recorded the following share-based compensation expenses:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
Total share-based compensation expense	$—	$37	$12,883	$235	$7,824

As of December 31, 2006 and March 31, 2007, there was $1,735 and $7,915, respectively, of total unrecognized compensation expense, net of forecasted forfeitures, related to the Company’s share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 4 years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

2005 Long Term Incentive Plan

Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At December 31, 2005 and 2006 and March 31, 2007, 3,000,000, 3,000,000 and 4,050,000 options to purchase ordinary shares of the Company were authorized, respectively. At December 31, 2005 and 2006 and March 31, 2007, 4,800,000, nil and nil, RSUs were outstanding, respectively.

The vesting periods of the options under the 2005 Incentive Plan are determined based on individual stock option agreements. The 900,000 options granted in 2005 and 226,500 options granted in 2006 vest over three one-year periods with one-third vesting each anniversary date. For the remaining options granted in 2006, 221,640 vest over two years with one-half vesting at the end of each anniversary date and the 390,000 options issued to the Company’s Chief Financial Officer with an exercise price of $3.68 per share vest one-third after the first anniversary date and the remaining two-thirds vest equally over the next eight quarters.

During the three months ended March 31, 2007, the Company granted a total of 2,522,100 options with vesting terms from two to four and one half years. These options included options granted to a member of the Board of Directors for the purchase of 112,500 ordinary shares of the Company at an exercise price of $6.43, vesting over 2 years and 300,000 options granted to its Chief Executive Officer at an exercise price of $6.43, vesting over 4 years. These options can only be exercised when the Company’s ordinary shares becomes publicly tradable in an initial public offering (“IPO”). Accordingly, no share-based compensation expense was recorded during the three months ended March 31, 2007 related to these options as the IPO is considered a performance condition which is not considered probable until it occurs.

The 4,800,000 RSUs granted in 2005 and 203,250 RSUs granted in 2006 can only be sold when the Company’s share becomes publicly tradable in an initial public offering (“IPO”). As the RSUs will be forfeited if an employee leaves 30 days prior to the IPO, the RSUs are accounted for as if they were unvested. No share-based compensation expense was recorded in 2005 or 2006 on the RSUs as the IPO is considered a performance condition which is not considered probable until it occurs.

In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Jia Xiaogong. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests at a cost of $4.83 per ordinary share in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”) whose RSUs

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

had been cancelled. As consideration for the transfer of ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, the Company recorded $2,904 in compensation expense as Bloomwell is considered a significant shareholder of the Company. The Company maybe subject to additional compensation expense to the extent Well Active does not demand repayment of the Promissory Notes or cancels or changes the terms of the Promissory Notes.

In February 2006, Bloomwell transferred 2,250,000 ordinary shares of the Company to Concentra Holdings Limited, a company controlled by Lian Weizhou, the Chief Executive Officer, for no consideration. The Company recorded share-based compensation expense of $7,695 on this transfer because Lian Weizhou is an officer of the Company and Bloomwell is a significant shareholder.

Pursuant to terms of the September 2006 employment contract with the Company’s Chief Financial Officer, Well Active transferred 150,000 of the Company’s ordinary shares for no consideration to its Chief Financial Officer. The Company recorded share-based compensation of $767 on this transfer because the Chief Financial Officer is an officer of the Company and Well Active is controlled by a significant shareholder.

In conjunction with the June 2006 sale of Series A Shares and the December 2006 sale of Series B Shares, the Company purchased from Bloomwell 510,000 ordinary shares at $3.68 per share for total consideration of $1,877 and 750,000 ordinary shares at $6.43 per share for total consideration of $4,825, respectively. As a result of these share purchases, for the year ended December 31, 2006, the Company recorded share-based compensation of $696 which reflects the excess of the purchase price over the fair market value of the ordinary shares.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

A summary of the share option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contract term	Total intrinsic value
Outstanding at December 31, 2005	900,000	$2.33
Granted	838,140	$3.38
Exercised	—	$—
Forfeited or cancelled	(366,000)	$2.36

Outstanding at December 31, 2006	1,372,140	$2.97	4.46	$3,928
Granted	2,522,100	$6.37
Exercised	—
Forfeited or cancelled	—

Outstanding at March 31, 2007	3,894,240	$5.17	4.61	$4,111

Share options vested or expected to vest at December 31, 2006	1,261,064	$2.97	4.46	$3,610
Exercisable at December 31, 2006	183,000	$2.33	2.24	$639

Share options vested or expected to vest at March 31, 2007	3,694,758	$5.17	4.61	$3,778
Exercisable at March 31, 2007	342,900	$2.64	3.76	$1,093

The weighted-average grant-date fair value of options granted for the years ended December 31, 2005 and 2006 and three months ended March 31, 2007 and 2006 (unaudited) was $3.22, $4.21, $5.95 and $3.42 (unaudited), respectively.

A summary of the RSU activity is as follows:

	Number of RSUs	Weighted average grant-date fair value
Nonvested at December 31, 2005	4,800,000	$3.22
Granted	203,250	$3.42
Exercised	—	$—
Forfeited or cancelled	(5,003,250)	$5.11

Nonvested at December 31, 2006	—	$—

The Company has not issued any additional RSUs subsequent to December 31, 2006.

The following table summarizes information regarding stock options and RSUs issued in the period from January 1, 2006 through March 31, 2007.

Grant date for stock options	Options Issued	Exercise Price	Fair value of ordinary shares	Intrinsic Value
March 2006	372,300	$3.00	$3.42	$156
May 2006	75,840	$3.68	$3.42	$—
September 2006	390,000	$3.68	$5.11	$558
January 2007	112,500	$6.43	$5.83	$—
March 2007	2,409,600	$6.43	$5.96	$—

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Grant date for RSUs	RSUs issued	Exercise Price	Fair value of ordinary shares	Intrinsic Value
March 2006	117,750	$—	$3.42	$403
May 2006	85,500	$—	$3.42	$292

The Company determined the fair value of the ordinary shares underlying the options and RSUs by considering a number of factors to determine the Company’s aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The May 2006 ordinary share value was based on the valuation performed in March 2006 due to minimal changes in the business between the two dates and the relatively small size of the grant.

After the sale of Preferred Shares in June 2006, the valuation model allocated the equity value between the ordinary shares and the Preferred Shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the Preferred Shares are liquidated.

The fair value of each RSU was assumed to be equal to the ordinary share value of the Company. The remaining weighted average contract life for RSUs is nil because the RSUs have no vesting terms.

The fair value of each award is estimated on the date of grant using a binomial option pricing model that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. Company uses historical data to estimate option exercise and employee termination within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The dividend yield has been estimated based on the Company’s intended future dividend plan.

	Year Ended December 31,		Three Months Ended March 31, 2007
	2005	2006
Average risk-free rate of return	4.46%	4.80%	3.99%
Weighted average expected option life	3.73 years	2.58 to 4.54 years	2.90-4.84 years
Volatility rate	57.20%	54.33%	55.00%
Dividend yield	0%	0%	0%

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

16. Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
Net income (loss)	6,621	12,540	8,308	$768	$(4,070)
Amount allocated to participating securities	—	—	(884)	(197)	—

Net income (loss) attributable to ordinary shareholders	6,621	12,540	7,424	$571	$(4,070)

Shares (denominator):
Weighted average ordinary shares outstanding—basic	23,125,000	30,000,000	29,761,901	29,705,267	30,000,000
Weighted average preferred shares outstanding—basic	—	—	3,545,217	10,218,005	—
Dilutive effect of RSUs and employee stock options	—	420,822	4,567,136	403,224	—

Diluted shares outstanding	23,125,000	30,420,822	37,874,254	40,326,496	30,000,000

Net income (loss) per share:
Basic ordinary share	$0.29	$0.42	$0.25	$0.02	$(0.14)
Basic preferred share	$—	$—	$0.25	$0.02	$—
Diluted	$0.29	$0.41	$0.22	$0.02	$(0.14)

For the three months ended March 31, 2006, 4,839,251 RSUs and employee stock options have been excluded from the diluted net income (loss) per share calculation because their inclusion would have been antidilutive.

17. Commitments and Contingencies

The Company leases certain office premises and certain building areas under non-cancellable operating leases. Rent expense under operating leases for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 and 2006 (unaudited) was $260, $334, $538, $210 and $163 (unaudited), respectively.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

Future minimum lease payments under non-cancelable operating leases agreements at March 31, 2007 are as follows:

For fiscal year ending March 31,
2008	$851
2009	702
2010	688
2011	245
2012	245
2013 and after	849

$3,580

Certain customized and standardized software contracts include indemnification clauses that indemnify Longtop’s customers against liabilities and damages arising from intellectual property infringement claims relating to the software licensed by Longtop. The indemnification obligates the Company to make payments to the guaranteed licensee if an infringement claim against the licensee occurs that results in any liabilities or damages related to the licensed software. The Company has not recorded any liability with respect to the potential infringement and profit-sharing claims associated with the Company’s intellectual property as it is the Company’s assessment that the risk of claims being asserted against the Company resulting from the potential infringement is remote.

18. Certain significant risks and uncertainties

The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total revenue are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
Customer A as a percentage of total revenue	50%	51%	42%	45%	46%
Customer B as a percentage of total revenue	33%	29%	30%	22%	38%

The accounts receivable from these two customers represents 62%, 38% and 51% of the Company’s accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively.

19. Related parties balances and transactions

The amounts due to related parties of $910 at December 31, 2006 (December 31, 2005 and March 31, 2007: nil) include:

i.	$755 payable to a Series B shareholder which arose as a result of an overpayment in December 2006 for Series B Shares, is interest free and was repaid in January 2007;

ii.	$155 payable to Longtop International Limited (“LTI”), an associated company, for share subscription amounts payable and is interest free.

The amounts due from related parties of $131 at December 31, 2006 (December 31, 2005 and March 31, 2007: nil) represent cash advanced to LTI for their China operations. The amount is unsecured, interest-free and has no fixed repayment terms.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

In February 2007, the Company paid a dividend of $1,200 to Bloomwell and $133 to Concentra Holdings Limited. All other shareholders had waived their right to the dividend. The dividend of $1,333 was recorded as compensation expense as these companies are controlled by the Company’s Chairman of the Board of Directors and Chief Executive Officer.

20. Restricted net assets

Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principals and the relevant financial regulations applicable to enterprises with foreign investment of the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries the PRC subsidiaries share capital of $16,959 and $17,049 at December 31, 2006 and March 31, 2007 respectively, is considered restricted. As a result of these PRC laws and regulations as of December 31, 2006 and March 31, 2007, approximately $24,685 and $24,775, respectively, is not available for distribution to the Company by its PRC subsidiaries.

21. Segment and geographic information

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

As of March 31, 2007, the Company has four reportable segments: software development, ATM maintenance, outsourcing and ancillary services. The software development segment is responsible for the development, maintenance and integration of software in accordance with the customers' specifications and requirements and includes assistance in implementation, customization and integration, post-contract customer support, training and consulting. The ATM maintenance segment is engaged in the maintenance of ATM machines. The outsourcing segment provides technology related services to its customers. The ancillary services segment is engaged in the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, design, consulting and supplementary technology related services. The procurement of hardware and software is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.

Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.

Analysis of reportable segments (management information):

	Year Ended December 31, 2004
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$13,263	$665	$1,303	$—	$15,231
Segment gross profit	$11,245	$294	$1,014	$—	$12,553

	Year Ended December 31, 2005
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$21,568	$1,096	$2,622	$—	$25,286
Segment gross profit	$19,590	$358	$1,815	$—	$21,763

	Year Ended December 31, 2006
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$33,312	$2,856	$7,012	$—	$43,180
Segment gross profit	$28,809	$1,614	$5,094	$—	$35,517

	Three Months Ended March 31, 2007
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$5,869	$846	$1,035	$1,006	$8,756
Segment gross profit	$3,968	$424	$852	$53	$5,297

	Three Months Ended March 31, 2006 unaudited
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$4,545	$554	$1,271	$—	$6,370
Segment gross profit	$4,111	$370	$881	$—	$5,362

Less than ten percent of the Company’s long-lived assets are located outside of the PRC. In addition, except for the outsourcing revenues of $1,006 for the three months ended March 31, 2007, which are generated in the United States all of the Company’s revenues are generated in the PRC.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

22. Subsequent events

In May 2007, the company entered into agreements to acquire 100% of the business of FEnet Co., Ltd and its subsidiary, Guangzhou FEnet Software Co., Ltd. (“FEnet”) for a purchase price of $3,414 in cash and 396,350 ordinary shares. Additional purchase price consideration of $2,561 in cash is contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. FEnet provides business intelligence software development services in China. The acquisition of FEnet is expected to close in October 2007.

In July 2007, the Company distributed LTI and its subsidiaries LII, LXS, LIIC and Minecode, to its shareholders by way of a pro rata dividend in kind. LTI and its subsidiaries constituted the Company’s outsourcing segment.

Longtop Financial Technologies Limited. (Longtop Cayman), a company incorporated in the Cayman Islands, was established in August 2007. On September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of the Company to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in the Company. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between the Company and Longtop Cayman.

In addition, on September 5, 2007, Longtop Cayman issued an additional 95,856 Series B Shares on a pro rata basis to the Series B shareholders of the Company, which represents a correction to the number of the Series B Shares outstanding to reflect the intended capitalization of the Company at the time of Series B Share issuance in December 2006. The redemption value of the Series B Shares was changed from $6.43 per share to $6.28 per share. The gross proceeds of $24,826 remain unchanged. The accounting impact of this corrective issuance was immaterial.

On September 12, 2007, the LTI Founders and the Company agreed to modify certain LTI US Founder equity and other arrangements and agreed to other matters. Among other things (1) the existing rights of the LTI Founders to acquire, in total, 315,000 of the Company’s ordinary shares at $6.43 per share pursuant to existing stock options and existing agreements to acquire 300,000 of the Company’s ordinary shares for no consideration from Well Active were cancelled; (2) it was confirmed the LTI Founders unvested options to acquire 107,250 Longtop ordinary shares with a $3.00 per share exercise price were permitted to continue to vest; (3) the LTI Founders exercised 107,250 vested options to purchase ordinary shares in the Company and the Company purchased the shares for a net purchase price of $930, payable no later than January 31, 2008; and (4) the Company provided a guarantee that LTI would pay $1,225 (the “1,225 Obligation”) to the LTI Founders. The Company will record the $1,225 as an expense during the three months ended September 30, 2007.

In addition, on September 12, 2007, the Company’s Board of Directors:

1)	Declared a dividend, subject to approval of its shareholders, of $1,225 to its shareholders which is to be paid prior to its initial public offering in cash (“$1,225 Dividend”). The Company’s shareholders will contribute the $1,225 Dividend to LTI which LTI will use to settle the $1,225 Obligation to the LTI Founders.

2)	Declared a dividend, subject to the approval of its shareholders, to pay an ordinary share dividend of 150,000 ordinary shares to its shareholders which will be contributed to LTI for future LTI employee and consultant equity incentives;

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND

THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in U.S. dollar thousands, except share and per share data)

3)	Approved the terms of the management and services agreement between LTI and the Company. Under the approved terms, Longtop will enter into a management and services agreement with LTI, which is to take effect at the closing of the initial public offering. Under this agreement, Longtop will provide certain managerial, finance and accounting services to LTI following the completion of the initial public offering, in return for (1) $15,000 per month for accounting services; (2) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (3) market rates for the services of provided by its outsourcing services group. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use.

Subsequent to the completion of the foregoing arrangements, Longtop’s contingent obligations in relation to LTI consist of (1) $4,006 in cash, consisting of (a) $1,225 for the $1,225 Obligation, (b) $821 in contingent consideration related to the 48.75% acquisition of LTI and (c) $1,960 for the unescrowed portion of the contingent consideration and compensation arrangements related to the acquisition of Minecode and (2) 729,107 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,442 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations are to be provided for in full by the above-described dividends and contributions. Prior to Longtop’s distribution of LTI to its shareholders, Longtop had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise, which options remain outstanding.

In September 2007, the Company granted, subject to the closing of its initial public offering, options for the purchase of 112,500 ordinary shares of the Company at an exercise price of $6.43, vesting over four years and 514,650 restricted stock units vesting over four years.

The Board of Directors has approved that the total ordinary shares reserved for the issuance of equity grants under the 2005 Incentive Plan is 8,550,000.

On September 28, 2007, subject to the closing of the Company’s initial public offering and 2005 Long Term Incentive Plan, the Company granted 27,000 restricted share units (RSUs) to certain employees and consultants.

On October 5, 2007, the Company declared a $30 million cash dividend payable to its then-current shareholders, subject to completion of its initial public offering.

On October 9, 2007, the Company effected a 1.5-for-1 share split by means of a share dividend wherein holders of each ordinary share, Series A share and Series B share received an additional 0.5 share for each shares held, respectively. The shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.

* * * * * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

(In US dollars thousands, except share and per share amounts)

BALANCE SHEETS

	December 31, 2005	December 31, 2006	March 31, 2007
	(In U.S. dollar thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$576	$21,512	$10,756
Amounts due from subsidiaries	556	8,421	14,839
Other current assets	485	4	950

Total current assets	1,617	29,937	26,545
Investment in subsidiaries	23,652	63,440	70,214
Investment in an associate	—	1,237	—

TOTAL ASSETS	$25,269	$94,614	$96,759

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Amounts due to subsidiaries	$1,812	$1,812	$1,967
Amounts due to related parties	—	910	—
Accrued and other current liabilities	7	1,579	2,885

Total current liabilities	$1,819	$4,301	$4,852

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (nil, 6,360,001, 6,360,001 shares authorized, issued and outstanding in 2005, 2006 and 2007, respectively, liquidation value $23,416)	$—	$23,214	$23,214
Series B convertible redeemable preferred shares: $0.01 par value (nil, 3,858,005, 3,858,005 shares authorized, issued, and outstanding in 2005, 2006 and 2007, respectively, liquidation value $24,826)	—	24,673	24,673

Total mezzanine equity	—	47,887	47,887

Shareholders’ Equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 30,000,000 and 29,705,267 and 29,705,267 shares issued and outstanding in 2005, 2006 and 2007, respectively)	$300	$297	$297
Additional paid-in capital	9,737	18,885	19,120
Subscription receivable	(200)	—	—
Retained earnings	13,244	21,552	22,320
Accumulated other comprehensive income	369	1,692	2,283

Total shareholders’ equity	23,450	42,426	44,020

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$25,269	$94,614	$96,759

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

(In US dollars thousands, except share and per share amounts)

STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues	$—	$—	$—	$—	$—
Cost of revenues	—	—	—	—	—

Gross profit	—	—	—	—	—

Operating expenses:
General and administrative	463	236	14,473	1,741	8,381

Total operating expenses	463	236	14,473	1,741	8,381

Loss from operations	(463)	(236)	(14,473)	(1,741)	(8,381)

Profit from investment in subsidiaries	1,601	12,771	22,954	2,509	4,341
Loss from investment in an associate	—	—	(263)	—	(30)
Other income (expenses):
Interest income	1	5	90	—	—
Other income (expenses), net	—	—	—	—	—

Total other income (expenses)	1	5	90	—	—

Income (loss) before income taxes	1,139	12,540	8,308	768	(4,070)
Income tax expense	—	—	—	—	—

Net income (loss)	$1,139	$12,540	$8,308	$768	$(4,070)

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

(In US dollars thousands, except share and per share amounts)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007	2006
					Unaudited
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income (loss)	$1,139	$12,540	$8,308	$768	$(4,070)

Adjustments to reconcile net income to net cash provided by operating activities:
Profit from investment in subsidiaries	(1,601)	(12,771)	(22,954)	(2,509)	(4,341)
Loss from investment in an associate	—	—	263	—	30
Share-based compensation	—	37	12,883	235	7,824
Non share-base compensation expenses paid by shareholder	463	—	—	—	—

Changes in assets and liabilities, net of effects of acquisitions:
Amounts due from subsidiaries	(150)	(406)	(7,865)	(6,418)	(36)
Other current assets	—	(485)	481	4	485
Accrued and other current liabilities	2	5	958	329	49

Net cash used in operating activities	(147)	(1,080)	(7,926)	(7,591)	(59)

Cash flows from investing activities:
Investment in an associate	—	—	(1,345)	—	(331)
Investment in subsidiary	(6,045)	—	(6,257)	(2,410)	—
Acquisition of subsidiary	—	—	(6,026)	—	—

Net cash used in investing activities	(6,045)	—	(13,628)	(2,410)	(331)

Cash flows from financing activities:
Proceeds of subscription receivable	—	1,814	—	—	—
Dividend paid	—	(930)	—	—	—
Sale of preferred shares, net of issue costs	—	—	47,887	—	—
Sale of ordinary shares	6,964	—	552	—	—
Amounts due to related parties	—	—	755	(755)	—
Repurchase of ordinary shares	—	—	(6,704)	—	—

Net cash provided by (used in) financing activities	6,964	884	42,490	(755)	—

Net increase (decrease) in cash and cash equivalents	772	(196)	20,936	(10,756)	(390)

Cash and cash equivalents, beginning of year	—	772	576	21,512	576

Cash and cash equivalents, end of year	$772	$576	$21,512	$10,756	$186

Supplemental disclosure of non cash financing activities:
Shareholder subscription receivable	$1,864	$—	$200	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$—	$—	$155	$—	$155
Acquisition of subsidiary:
Fair value of ordinary shares issued	$—	$—	$2,614	$—	$—
Cash consideration payable	$—	$—	615	$—	$—

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

(In US dollars thousands, except share and per share amounts)

NOTES TO SCHEDULE I—FINANCIAL INFORMATION OF LONGTOP FINANCIAL TECHNOLOGIES LIMITED

1.	The financial statements of Longtop Financial Technologies Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

2.	As of December 31, 2005 and 2006 and March 31, 2007, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

3.	For each of the years in the three-year period ended December 31, 2006 and the three months ended March 31, 2006 (unaudited) and March 31, 2007, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

	June 30, 2007	June 30, 2007
		Pro forma (Note 2)
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$79,444
Restricted cash	3,353
Accounts receivable, net	19,131
Inventories	1,692
Amounts due from related parties	—
Deferred tax assets	192
Other current assets	4,547

Total current assets	108,359

Fixed assets, net	5,074
Intangible assets, net	7,696
Goodwill	12,823
Investment in an associate	—
Deferred tax assets	209
Other assets	613

Total assets	$134,774

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Short-term borrowings	$12,889	$12,889
Accounts payable	1,913	1,913
Deferred revenue	5,239	5,239
Amounts due to related parties	—	—
Deferred tax liabilities	—	—
Accrued and other current liabilities	15,904	49,910

Total current liabilities	35,945	69,951

Long-term liabilities:
Obligations under capital leases, net of current portion	178	178
Deferred tax liabilities	497	497
Other non-current liabilities	500	500

Total liabilities	37,120	71,126

Commitments and contingencies (Note 15)
Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 shares authorized, issued and outstanding as of June 30, 2007, liquidation value $23,416)	$23,214	$—
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 shares authorized, issued, and outstanding as of June 30, 2007, liquidation value $24,826)	24,673	—

Total mezzanine equity	47,887	—

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 29,705,267 shares issued and outstanding as of June 30, 2007)	$297	$406
Additional paid-in capital	19,382	59,903
Subscription receivable	—	—
Retained earnings	26,749	—
Accumulated other comprehensive income	3,339	3,339

Total shareholders’ equity	49,767	63,648

Total liabilities, mezzanine equity and shareholders’ equity	$134,774	$134,774

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,
	2006	2007
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$7,554	$8,240
Other services	3,387	7,833

Total revenues	10,941	16,073
Less business taxes	(125)	(117)

Net revenues	10,816	15,956

Cost of revenues:
Software development	753	2,285
Other services	709	4,691

Total cost of revenues	1,462	6,976

Gross profit	9,354	8,980

Operating expenses:
Research and development	317	437
Sales and marketing	7	926
General and administrative	1,540	2,526

Total operating expenses	1,864	3,889

Income from operations	7,490	5,091

Other income (expenses):
Interest income	69	281
Interest expense	(168)	(172)
Other (expenses) income, net	11	38

Total other income (expenses)	(88)	147

Income before income taxes and equity in an associate	7,402	5,238
Income tax expense	(2,250)	(309)

Income before equity in an associate	5,152	4,929
Loss from investment in an associate	(43)	—

Net income	5,109	4,929

Net income per share:
Basic ordinary share	$0.17	$0.12
Basic preferred share	$0.17	$0.12
Diluted	$0.14	$0.12

Shares used in computation of net income per share:
Basic ordinary share	29,909,334	29,705,267
Basic preferred share	494,607	10,218,005
Diluted	35,297,192	40,496,634

Pro forma net income per share:
Basic ordinary share		$0.12
Diluted		$0.12

Shares used in pro forma computation:
Basic ordinary share		41,391,735
Diluted		41,965,097

Includes share-based compensation related to:
Cost of revenues software development	$2	$3
General and administrative expenses	$373	$248
Sales and marketing expenses	$12	$11
Research and development expenses	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

Three Months Ended June 30, 2007

(In U.S. dollar thousands, except share and per share data)
Ordinary shares:
Balance, beginning of period	$297
Issuance of ordinary shares	—
Repurchase and cancellation of ordinary shares	—

Balance, end of period	297

Additional paid-in capital:
Balance, beginning of period	19,120
Share-based compensation paid by the Company	262
Compensation expenses paid by shareholders	—
Issuance of ordinary shares	—
Repurchase and cancellation of ordinary shares	—
Forgiveness of receivable from shareholders	—
Dividend on restructuring	—

Balance, end of period	19,382

Subscription receivable:
Balance, beginning of period	—
Repayments and forgiveness	—
Issuance of ordinary shares	—

Balance, end of period	—

Accumulated other comprehensive income:
Balance, beginning of period	2,283
Cumulative translation adjustments	1,056

Balance, end of period	3,339

Retained earnings:
Balance, beginning of period	22,320
Adoption of FIN 48	(500)
Net income	4,929
Dividend (nil per share)	—

Balance, end of period	26,749

Total shareholders’ equity	$49,767

Comprehensive income:
Net income	$4,929
Foreign currency translation adjustment	1,056

Total comprehensive income	$5,985

Number of Outstanding Shares
Ordinary shares
Balance, beginning of period	29,705,267
Issuance of ordinary shares	—
Cancellation of ordinary shares	—

Balance, end of period	29,705,267

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,
	2006	2007
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$5,109	$4,929

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	387	262
Depreciation	528	328
Amortization of intangibles	88	386

Loss from investment in an associate	43	—
Provision for doubtful accounts	(396)	130
Non share-based compensation expenses paid by shareholders	—	—
Loss (gain) on disposal of fixed assets	—	4

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,551)	234
Inventories	1,617	(611)
Other current assets	(4,390)	(1,316)
Other non-current assets	39	33
Accounts payable	146	(2,668)
Deferred revenue	(878)	514
Accrued and other current liabilities	8,316	2,574
Deferred income taxes	1,382	156

Net cash provided by (used in) operating activities	8,440	4,955

Cash flows from investing activities:
Change in restricted cash	871	42
Proceeds from sale of fixed assets	—	5
Purchase of fixed assets	(153)	(412)
Purchase of intangible assets	(92)	(2)
Acquisitions, net of cash acquired	(5,821)	—
Amounts due from related parties	(107)	—

Net cash used in investing activities	(5,302)	(367)

Cash flows from financing activities:
Proceeds from short-term borrowings	8,303	7,824
Repayment of short-term borrowings	(6,499)	(3,760)
Sale of preferred shares, net of issue costs	23,214	—
Repurchase of ordinary shares	(1,878)	—
Repayments of capital leases obligations	(35)	(114)

Net cash provided by (used in) financing activities	23,105	3,950

Effect of exchange rates differences	74	986

Net increase in cash and cash equivalents	26,317	9,524

Cash and cash equivalents, beginning of period	25,756	69,920

Cash and cash equivalents, end of period	$52,073	$79,444

Supplemental disclosure of cash flow information:
Income taxes paid/(refund)	$231	$(384)
Interest paid	$229	$155
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$14	$128
Shareholder subscription receivable	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$—	$—
Acquisition:
Fair value of ordinary shares issued	$2,614	$—
Cash consideration	$6,027	$—
Cash consideration payable	$615	$3,616

Assets acquired	$9,256	$3,616

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

1. Organization and principal activities

Longtop Financial Technologies Limited (together with its subsidiaries “Longtop” or the “Company”), formerly known as Latest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000.

Longtop provides a comprehensive range of software solutions, and services primarily to financial institutions in the People’s Republic of China (the “PRC”), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.

In October 2004, the Company acquired the entire interest in Xiamen Longtop System Co., Ltd. (“Longtop System”) from existing shareholders Jia Xiaogong (“Jia”), the Company’s chairman of the board of directors, and Lian Weizhou (“Lian”), the chief executive officer. This transaction has been accounted for as a legal reorganization. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries for the periods presented in a manner similar to the pooling-of-interests method. In satisfaction of PRC regulatory requirements, the Company paid $1,812 to Jia and Lian in exchange for their interests in Longtop System. The amount was paid on a pro-rata basis and has been recorded as a dividend in the consolidated financial statements.

Effective April 1, 2007, the Company changed its fiscal year from a calendar year to a fiscal year ending March 31. The Company prepared audited financial statements for the three months ended March 31, 2007.

As of June 30, 2007, Longtop operates through the following wholly-owned subsidiaries:

Xiamen Longtop System Co., Ltd. (“Longtop System”) incorporated in the PRC

Xiamen Longtop Science and Technology Co., Ltd. (“XLT”) incorporated in the PRC

Xiamen Longtop Information Technology Service Co., Ltd. (“XLI”) incorporated in the PRC

State Prime Technology Limited (“State Prime”) incorporated in Hong Kong

Beijing Longtop Science and Technology Co., Ltd. (“BLS”) incorporated in the PRC

Shanghai Longtop Information Technology Co., Ltd. (“SLI”) incorporated in the PRC

Grand Legend Holdings Ltd (“GLH”) incorporated in the British Virgin Islands

Advanced Business Services (Beijing) Co., Ltd (“ABS”) incorporated in the PRC

Longtop International Holdings Limited (“LTI”) incorporated in the British Virgin Islands

Longtop International Inc. (“LII”) incorporated in the United States of America

Longtop (Xiamen) Software Co., Ltd (“LXS”) incorporated in the PRC

Minecode LLC (“Minecode”) incorporated in the United States of America

Longtop International Incorporated (“LIIC”) incorporated in Canada

Basis of presentation—The financial information with respect to the three-month periods ended June 30, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of the management, such unaudited financial information contains all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation on the results of such periods. The results of operations for the three-month periods ended June 30, 2006 and 2007 are not necessarily indicative of results to be expected for the full year.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

2. Summary of significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation—The consolidated financial statements include the financial statements of Longtop Financial Technologies Limited and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation.

Cash and cash equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Restricted cash—Restricted cash consists of bank deposits pledged against short-term credit facilities granted to the Company.

Allowances for doubtful accounts—The allowance for doubtful accounts is determined based on an analysis of the accounts receivable aging and specifically identified accounts that may become uncollectible.

Activity in the allowance for doubtful accounts was as follows:

Three Months Ended June 30, 2007

Balance, beginning of period	$410
Charged to costs	130

Balance, end of period	$540

Inventories—Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.

Fixed assets and depreciation—Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings	10-30 years
Leasehold improvement	Shorter of lease term or the estimated useful life of the asset
Automated Teller Machines (ATM)	7 years
Equipment and fixtures	5 years
Motor vehicles	5 years

Assets held under capital leases are stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, and depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Repairs and maintenance that do not extend the useful life of the asset are expensed as incurred.

Intangible assets—Intangible assets are comprised of computer software purchased from unrelated third parties, customer relationships, covenants not to compete and customer contracts

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

(backlog) from acquired companies and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets of two to thirteen years.

Eligible costs that related to the application development phase of software developed internally or obtained for internal use are capitalized. Capitalized costs related to internal-use software are amortized using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

No event had occurred as of June 30, 2007 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts.

The changes in the carrying amount of goodwill allocated by segments for the three months ended June 30, 2007 were as follows:

	Software Development	ATM Maintenance Services	Other Services	Outsourcing	Total
Balance as of March 31, 2007	$6,146	$—	$—	$2,966	$9,112
Acquisitions	3,616	—	—	—	3,616
Translation difference	95	—	—	—	95

Balance as of June 30, 2007	$9,857	$—	$—	$2,966	$12,823

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Impairment of long-lived assets—The Company evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment of long-lived assets during the periods presented.

Investment in Associates—Associates are entities over which the Company has significant influence, but which it does not control. The investment in an associated company is accounted for by the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associate.

Revenue recognition—The Company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development and licensing of software, assistance in implementation and customization, and post-contract customer support (“PCS”), and (ii) other services represents revenue from the maintenance of ATMs, providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. The Company recognizes revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.

1) Software development services

Where the software development contracts include multiple elements, the Company allocates revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. The Company’s VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. The Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of SOP 97-2 have been met. The Company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the Company has an enforceable claim to receive the amount due in the event it does

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which the Company has established VSOE, the Company recognizes the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.

The Company periodically negotiates the sale of upgrades and enhancements with its customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.

Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification (“standardized solutions”), the Company did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, the entire arrangement fee was recognized ratably over the PCS period. As a result, software development revenues for the three months ended June 30, 2006 reflected $1,721 in standardized solution revenues which were deferred from previous years. Subsequent to January 1, 2006, the Company was able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. Subsequent to January 1, 2006, the Company accrues the estimated cost of providing PCS at the time the revenue is recorded.

Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. The Company measures progress toward completion by comparing direct labor hours incurred to total estimated direct labor hours for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Prior to April 2004, the Company did not have VSOE of PCS for its customized solutions. Accordingly, the entire arrangement fee was deferred and recognized ratably over the PCS period. Subsequent to April 2004, the Company was able to establish VSOE of PCS and, as a result, only VSOE of PCS was deferred and recognized over the PCS period.

2) Other services

Revenue from ATM maintenance, ancillary and outsourcing services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally within one year.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”. The Company obtains manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at June 30, 2007.

As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain software products. The amount of the value-added tax refund included in software development revenue was $235 and $441 for the three months ended June 30, 2006 and 2007, respectively.

Revenue in excess of billings is recorded as unbilled receivables, and is included in accounts receivable and amounted to $4,846 at June 30, 2007, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

Research and Development—Research and development expenses include costs related to our research and development center and supporting departments. These costs include payroll, share-based compensation, employee benefits and other headcount-related costs, allocated overhead, purchased software costs, and amortization and depreciation of assets associated with research and development. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological feasibility is established prior to completion of software development are not material, and accordingly, the Company expensed all research and development costs when incurred.

Income taxes—Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Effective April 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The Company adopted the provisions of FIN 48 effective April 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position based on the technical merits, and has measured the unrecognized tax benefits and liabilities associated with the tax positions. The adoption of FIN 48 reduced retained earnings as of April 1, 2007, by $500,000, including interest and penalties of $338,000, with a corresponding increase in the liability for uncertain tax positions.

Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe significant estimates include estimating the time to completion in our revenue contracts, estimating the allowances for doubtful accounts and the assumptions used in calculating share-based compensation and the associated forfeiture rates.

Financial instruments—The carrying value of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term loans and accrued and other current liabilities are carried at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

Earnings per share (“EPS”)—The Company has determined that its Series A and Series B convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the three months ended June 30, 2006 and 2007, the application of the two-class method was more dilutive than the if converted method. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.

Foreign currency translation and foreign currency risk—Longtop Financial Technologies Limited uses the United States dollar as its reporting currency and functional currency. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than United States dollars during the year are converted into United States dollars at the rates of exchange ruling at the transaction dates.

The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. Their balance sheets are translated into United States dollars based on the rates of exchange existing on the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income (loss) in stockholders’ equity.

The RMB is not fully convertible into United States dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

People’s Bank of China on June 30, 2007 was US$1.00 = RMB7.6155. As of June 30, 2007, the Company had RMB bank balances located in the PRC of $64,353 of its total cash and bank balances.

Concentration of credit risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with one financial institution in Hong Kong and various financial institutions in the PRC.

The Company conducts credit evaluations of customers and generally does not require collateral or other securities from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Share-based compensation—The Company accounts for its share-based compensation arrangements using the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation”. Under this method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period, with a corresponding addition to paid in capital.

Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the relevant years presented, the Company’s comprehensive income consisted of net income and cumulative translation adjustments.

Recent accounting pronouncements—In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides guidance as to how the effects on prior year uncorrected misstatements should be considered when quantifying misstatements in the current financial statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 will require the Company to quantify misstatements using both a balance sheet and income statement approach, with adjustment required if either method results in a material error. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin did not have a material effect on the Group’s financial position or result of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. Management is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 requires that entities present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

Pro Forma Information—The pro forma balance sheet information as of June 30, 2007 assumes the conversion upon completion of the initial public offering of all Series A and Series B convertible redeemable preferred shares outstanding as of June 30, 2007 into ordinary shares, planned dividend distributions of 729,107 ordinary shares and $4,006 associated with the spin-off of LTI and subsidiaries and a $30,000,000 dividend distribution which is contingent upon closing of the planned initial public offering.

Pro Forma Net income Per Share—Pro forma basic and diluted net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the period plus (a) the weighted-average number of ordinary shares resulting from the assumed conversion upon closing of the planned initial public offering of the outstanding convertible redeemable preferred shares and (b) the number of shares whose proceeds would be necessary to pay the total cash dividend of $34,006 (see note 19) in excess of fiscal 2006 net income.

3. Other current assets

June 30, 2007
Advances to suppliers	$826
Other current assets	3,721

Total	$4,547

4. Fixed assets, net

June 30, 2007
Equipment and fixtures	$5,600
Leasehold improvements	1,733
Buildings	1,070
Motor vehicles	566
Automated Teller Machines (ATM)	—

8,969
Accumulated depreciation	(3,895)

Fixed assets, net	$5,074

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Buildings of net book value of $510 at June 30, 2007 have been pledged to a bank as security for the Company’s bank borrowing.

Equipment which is held under capital leases had a gross book value of $1,222 and net book value of $612 at June 30, 2007.

Total fixed assets depreciation expense recognized for the three months ended June 30, 2006 and 2007 was $528 and $328, respectively.

5. Intangible assets

	June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog	$2,728	$(984)	$1,744
Customer lists	4,825	(129)	4,696
Covenants not to compete	603	(37)	566
Computer software	1,674	(984)	690

	$9,830	$(2,134)	$7,696

Amortization expense was $88 and $386, for the three months ended June 30, 2006 and 2007, respectively.

6. Investment in an associate

In February 2006, the Company invested $1,500 for a 51.25% equity interest in Longtop International Holdings Limited (“LTI”), a company newly formed for the purpose of providing outsourcing services. The Company and the other shareholders of LTI (“LTI Founders”) had joint control in that most of the key operating decisions required the approval of both the Company and the LTI Founders. As the Company could exercise significant influence on LTI’s operations, the investment is accounted for under the equity method. Upon formation of LTI, the Company accounted for the $732 difference between the cost of its investment in LTI and its proportionate share in LTI’s underlying equity as equity method goodwill, as the basis difference could not be attributed to specific assets of LTI.

7. Acquisitions

a) ABS

In May 2006, the Company acquired 100% of Grand Legend Holdings Limited and its subsidiary Advanced Business Services (Beijing) Co., Ltd. (together with Grand Legend Holdings Limited referred to as “ABS”) for a purchase price of $9,256, of which $6,000 was paid in cash, an additional $615 is payable in cash on December 31, 2007 subject to a deduction for any unrecorded liabilities as at the date of acquisition, and $2,614 by the issuance of 815,267 ordinary shares of the Company having a fair value of $3.21 per share. The June 2006 ordinary share fair market value of $3.21 per share was determined by the Company where the aggregate equity value was based on the value used in the June 2006 sale of Series A Shares. Acquisition costs of $27 were incurred and have been included as

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

a cost of the ABS acquisition. Additional purchase price consideration of $3,616 in cash was contingently payable subsequent to the acquisition date upon ABS’s achievement of certain financial milestones for the period from April 1, 2006 to June 30, 2007. ABS achieved the financial milestones and the additional purchase price consideration of $3,616 is payable as of June 30, 2007. ABS provides technology services for financial institutions in China. The Company completed the acquisition in order to increase its profit and revenue, and expand its presence in Beijing. The purchase price was determined in arms’ length negotiations between the Company and ABS.

The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the initial purchase price is as follows:

Current assets	$4,260
Fixed assets and other non current assets	75
Identifiable intangible assets	2,661
Goodwill	6,088
Liabilities	(3,828)

Total	$9,256

The excess of purchase price over tangible assets and identifiable intangible assets (backlog) acquired and liabilities assumed was recorded as goodwill. The estimated useful life of the backlog is three years. The additional contingent purchase price earned of $3,616 was recorded as additional goodwill.

b) LTI

In January 2007, the Company purchased the remaining 48.75% equity interest in Longtop International Limited (“LTI”) for a purchase price of $2,437 including cash of $2,365 and acquisition related costs of $72. Additional consideration of $821 in cash and 423,665 ordinary shares is contingently payable in 2008 and 2009 upon LTI’s achievement of certain financial milestones for the twelve months ended December 31, 2007 and December 31, 2008, respectively.

LTI provides technology outsourcing services. The Company completed the acquisition in order to expand its outsourcing services. The purchase price was determined in arms’ length negotiations between the Company and the LTI Founders.

The acquisition has been accounted for as a purchase business combination and the results of operations subsequent to the acquisition date have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$574
Fixed assets and other non current assets	47
Identifiable intangible assets	731
Goodwill	1,414
Liabilities	(329)

Total	$2,437

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Identifiable intangible assets are comprised of covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.

c) Minecode

In March 2007, the Company acquired 100% of Minecode LLC (“Minecode”) for a total purchase price of $6,466, which included $6,090 in cash and $376 in acquisition-related costs. Additional consideration of up to $4,060 in cash and 108,810 ordinary shares are contingently payable upon Minecode’s achievement of certain financial milestones for the period from March 2007 to March 2009. The Company’s restricted cash balances at June 30, 2007 include $2,100 which has been paid into an escrow account pending achievement of these milestones.

Minecode provides technology outsourcing services in the United States, primarily for Microsoft. The Company completed the acquisition in order to expand its outsourcing services in the United States.

The acquisition has been accounted for as a purchase business combination and the results of operations subsequent to the acquisition date have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$1,485
Fixed assets and other non current assets	50
Identifiable intangible assets	4,697
Goodwill	820
Liabilities	(586)

Total	$6,466

Of the additional cash consideration, $487 is contingently payable upon the continued employment of two Minecode employees for a period of two years following the acquisition date.

The Company is accounting for this component of the purchase price as employee compensation.

Identifiable intangible assets are comprised of covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.

8. Short-term Borrowings

June 30, 2007
Bank loans	$3,283
Bank overdraft	—
Revolving credit facilities	8,653
Notes payable	657
Finance leases—current	296

$12,889

Bank loans bore interest at rates of 5.10% to 6.57%. These loans represent borrowings from various financial institutions and each of these borrowings has a term of one year or less. As of June 30, 2007, $657 was collaterized by buildings with a net book value of $510.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

As of June 30, 2007, the Company had short-term revolving credit facilities evidenced by agreements with financial institutions totaling $11,555, expiring in January 2008. As of June 30,2007, unused short-term revolving credit facilities were $2,902 and used facilities totaled $8,653. These borrowings were collateralized by accounts receivable of equivalent value, and bore interest at a weighted-average rate of 5.82% for the period ended June 30,2007.

In addition to the bank loans and short-term revolving credit facilities, the Company had unused letters of credit and bankers’ guarantee facilities of $10,800 at June 30, 2007. The facilities will expire in July 2008. The Company has placed deposits of $156 against short-term borrowings as of June 30, 2007 which are included in restricted cash.

Notes payable are unsecured, bear interest at 7.20% and are due in November 27 2007.

The revolving credit facilities were collateralized by accounts receivable of equivalent value, and bore interest at a weighted-average rate of 5.92% for the three months ended June 30, 2007.

9. Accrued and other current liabilities

June 30, 2007
Other current liabilities	$4,853
ABS acquisition	4,231
Other taxes payable	2,017
Employee benefits payable	3,771
Income taxes payable	1,032

Total accrued and other current liabilities	$15,904

The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are also subject to business tax and value added tax (“VAT”) at the rates of 5% and 6%, respectively, on certain types of service revenues from software development and ATM maintenance and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee’s payroll for remittance to the tax authorities.

10. Convertible redeemable preferred shares

In June 2006 the Company issued 6,360,001 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) for $3.68 per share for gross proceeds of $23,416, less issuance costs of $202.

In December 2006 the Company issued 3,858,005 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) for $6.43 per share for gross proceeds of $24,826 less issuance costs of $153.

Dividends:

The holders of Series A Shares and Series B Shares (collectively the “Preferred Shares”) are entitled to dividends on an as-converted basis.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Conversion:

Each Preferred Share is convertible at the option of the holder into ordinary shares on a one-for-one basis. The conversion ratios of the Preferred Shares are subject to antidilution adjustments on a weighted average basis in the event of issuances by the Company of additional securities at a price per share lower than the respective issuance prices of the Series A Shares and the Series B Shares. The Preferred Shares will automatically convert into ordinary shares upon (i) the closing of an underwritten public offering on certain defined exchanges resulting in gross proceeds to the Company in excess of $30 million; (ii) the closing of an underwritten public offering of ordinary shares of the Company where the shares are subsequently traded on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another comparable exchange approved by the Board of Directors; or (iii) the approval of the holders of a majority of the then-outstanding Preferred Shares.

Voting:

Each Preferred Share is entitled to the same number of votes per share as the number of ordinary shares into which it is then convertible. So long as the outstanding Preferred Shares represent, on an as-converted basis, at least 5% of the outstanding ordinary shares of the Company on fully-diluted basis, the holders of a majority of outstanding Preferred Shares are entitled to elect one member to the Board of Directors.

Consent of the holders of a majority of the outstanding Preferred Shares is required for any action which: (i) declares or pays a dividend with respect to any class of shares of the Company; (ii) consummates any transaction or series of related transactions in which the Company is acquired by a third party where the aggregate proceeds for such acquisition are less than $300 million; (iii) consummates any transaction or series of related transactions in which another entity is acquired by the Company where the aggregate consideration for such entity is greater than $16 million; (iv) alters the rights, preferences or privileges of either series of the Preferred Shares so as to adversely affect the rights, preferences or privileges of such shares; (v) increases or decreases the total number of authorized Preferred Shares; (vi) authorizes or issues, or obligates the Company to issue, any shares including any other right or security convertible into or exercisable for any such shares having a preference over, or being pari passu with, either series of Preferred Shares with respect to dividends, liquidation or redemption; redeem, purchase or otherwise acquire any Preferred Shares or ordinary shares; (vii) amends the Memorandum of Association and Articles of Association of the Company; or (viii) changes the authorized number of directors of the Company.

Liquidation:

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of liquidation, including a merger, consolidation or reorganization with or into another organization in which the shareholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common equity of the surviving entity. The holders of Preferred Shares are entitled to a liquidation preference equal to the higher of (i) $3.68 per share, in the case of Series A Shares, or $6.43 per share, in the case of Series B Shares, plus any declared but unpaid dividends and (ii) the amount such holders would have been entitled to receive if their shares had been converted into ordinary shares immediately prior to the liquidation.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

Redemption:

The holders of Preferred Shares are entitled to have their shares redeemed at the election of the holders of a majority of such shares at any time after June 14, 2011 for a price equal to $3.68 per share, in the case of Series A Shares, or $6.43, in the case of Series B Shares, plus any declared but unpaid dividends. At June 30, 2007, the redemption value of the Series A Shares is $23,416 or $3.68 per share and the redemption value of the Series B Shares is $24,826 or $6.43 per share. The Company has not accreted the issuance costs of the Preferred Shares of $355 to the redemption amount as the Company believes that the likelihood of a redemption event occurring is remote. This determination is primarily based upon the Company’s intent to complete an IPO in the near future.

11. Income taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no British Virgin Islands withholding tax is imposed upon any payment of dividends.

Hong Kong

The profits of the Company’s subsidiary in Hong Kong are subject to tax at 17.5%. No provision for Hong Kong tax has been made as the Company’s subsidiary in Hong Kong does not have any assessable profit in Hong Kong.

United States

The profits of the Company’s subsidiaries in the United States are subject to tax at 34%. No provision for United States tax has been made as the Company’s subsidiaries in the United States do not have taxable profit.

China

The Company’s subsidiaries in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% where the subsidiary is located in a special economic zone or 15% for certain technology enterprises which are classified as a “new technology enterprise”. Furthermore, new technology enterprises are exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and are entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter. During the three months ended June 30, 2006 and June 30, 2007, substantially all of the operations of the Company in the PRC are subject to tax at 15% as they are located in a special economic zone.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on Enterprise Income Tax (“the New EIT Law”), which will be effective from January 1, 2008. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

EIT Law under which PRC taxable income would be taxed at a statutory rate of 25%. Pursuant to the New EIT Law, entities incorporated in a special economic zone will be subject to transitional measures, by which the current income tax rate will increase from 15% to the statutory rate of 25% over a 5 year period.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective April 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position based on the technical merits, and has measured the unrecognized tax benefits and liabilities associated with the tax positions. The adoption of FIN 48 reduced retained earnings as of April 1, 2007, by $500,000, including interest and penalties of $338,000, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

As part of the New EIT Law, a withholding tax on dividends paid by the Company’s PRC subsidiaries may be implemented in 2008. Although the New EIT Law provides for a maximum withholding tax rate of 20%, the rate of the withholding tax has not yet been finalized and is subject to promulgation of implementing regulations.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

The provision for income tax expense consists of the following:

	Three Months Ended June 30,
	2006	2007
Current
British Virgin Islands	$—	$—
United States	—	(120)
China	(920)	(33)

Total current income tax expense	$(920)	$(153)

Deferred
British Virgin Islands	$—	$—
United States	—	—
China	(1,330)	(156)

Total deferred income tax benefit	$(1,330)	$(156)

Total income tax expense	$(2,250)	$(309)

The principal components of the deferred tax assets are as follows:

June 30, 2007
Deferred revenue	$59
Depreciation and amortisation	(288)
Net operating losses carried forward	41
Others	92

Deferred tax liabilities	(96)
Valuation allowance	—

Net deferred income tax liabilities	$(96)

Reported as:
Current deferred tax assets	$192
Long term deferred tax assets	209
Current deferred tax libilities	—
Long term deferred tax liabilities	(497)

Net deferred income tax liabilities	$(96)

A reconciliation between the provision for income tax computed by applying the PRC enterprise income tax of 15% to income before income taxes and the actual provision for income tax is as follows:

	Three Months Ended June 30,
	2006	2007
Statutory rate	15.0%	15.0%
Share-based compensation expenses not deductible for tax purposes	15.6%	5.1%
Expenses not deductible for tax purposes	0.6%	—
Non-taxable income	(0.5)%	(15.8)%
Other reconciling items	(0.3)%	1.6%

	30.4%	5.9%

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

12. China Employee Benefit Plan

The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its contribution. During the three months ended June 30, 2006 and 2007, the Company recorded an expense of $285 and $240 respectively, for such benefits and had an accrued liability of $2,260 as of June 30, 2007, for liabilities to these funds.

13. Share-Based Compensation

The Company has recorded the following share-based compensation expenses:

	Three Months Ended June 30,
	2006	2007
Total share-based compensation expense	$387	$262

As of June 30, 2007, there was $7,699, of total unrecognized compensation expense, net of forecasted forfeitures, related to the Company’s share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 4 years.

2005 Long Term Incentive Plan

Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At June 30, 2007, 4,050,000 options to purchase ordinary shares of the Company were authorized.

During the three months ended June 30, 2007, the Company did not grant any new stock options or RSUs.

In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Jia Xiaogong. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests at a cost of $4.83 per ordinary share in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”) whose

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

RSUs had been cancelled. As consideration for the transfer of ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, the Company recorded $2,904 in compensation expense as Bloomwell is considered a significant shareholder of the Company. The Company maybe subject to additional compensation expense to the extent Well Active does not demand repayment of the Promissory Notes or cancels or changes the terms of the Promissory Notes.

In conjunction with the June 2006 sale of Series A Shares the Company purchased from Bloomwell 510,000 ordinary shares at $3.68 per share for total consideration of $1,877. As a result of these share purchases, for the three months ended June 30, 2006, the Company recorded share-based compensation of $242 which reflects the excess of the purchase price over the fair market value of the ordinary shares.

A summary of the share option activity for the three months ended June 30, 2007 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contract term	Total intrinsic value
Outstanding at March 31, 2007	3,894,240	$5.17		$4,111
Granted	—	$—
Exercised	—	$—
Forfeited or cancelled	(3,750)	$6.43

Outstanding at June 30, 2007	3,890,490	$5.17	4.36	$10,795

Share options vested or expected to vest June 30, 2007	3,694,206	$5.17	4.36	$10,246
Exercisable at June 30, 2007	364,320	$2.93	3.54	$1,829

The weighted-average grant-date fair value of options and RSUs granted for the three months ended June 30, 2006 was $3.42.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

14. Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Three Months Ended June 30,
	2006	2007
Net income	$5,109	$4,929
Amount allocated to participating securities	(83)	(1,262)

Net income (loss) attributable to ordinary shareholders	$5,026	$3,667

Shares (denominator):
Weighted average ordinary shares outstanding—basic	29,909,334	29,705,267
Weighted average preferred shares outstanding—basic	494,667	10,218,005
Dilutive effect of RSUs and employee stock options	4,893,191	573,362

Diluted shares outstanding	35,297,192	40,496,634

Net income per share:
Basic ordinary share	$0.17	$0.12
Basic preferred share	$0.17	$0.12
Diluted	$0.14	$0.12

15. Commitments and Contingencies

Certain customized and standardized software contracts include indemnification clauses that indemnify Longtop’s customers against liabilities and damages arising from intellectual property infringement claims relating to the software licensed by Longtop. The indemnification obligates the Company to make payments to the guaranteed licensee if an infringement claim against the licensee occurs that results in any liabilities or damages related to the licensed software. The Company has not recorded any liability with respect to the potential infringement and profit-sharing claims associated with the Company’s intellectual property as it is the Company’s assessment that the risk of claims being asserted against the Company resulting from the potential infringement is remote.

16. Certain significant risks and uncertainties

The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total revenue are as follows:

	Three Months Ended June 30,
	2006	2007
Customer A as a percentage of total revenue	48%	30%
Customer B as a percentage of total revenue	33%	19%

The accounts receivable from these two customers represents 50% of the Company’s accounts receivable as of June 30, 2007.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

17. Segment and geographic information

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

As of June 30, 2007, the Company has four reportable segments: software development, ATM maintenance, outsourcing and ancillary services. The software development segment is responsible for the development, maintenance and integration of software in accordance with the customers’ specifications and requirements and includes assistance in implementation, customization and integration, post-contract customer support, training and consulting. The ATM maintenance segment is engaged in the maintenance of ATM machines. The outsourcing segment provides technology related services to its customers. The ancillary services segment is engaged in the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, design, consulting and supplementary technology related services. The procurement of hardware and software is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.

Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.

The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.

Analysis of reportable segments (management information):

	Three Months Ended June 30, 2006
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$7,554	$694	$2,693	$—	$10,941
Segment gross profit	$6,715	$449	$2,190	$—	$9,354

	Three Months Ended June 30, 2007
	Software development	ATM maintenance services	Ancillary services	Outsourcing	Total
Gross revenues from external customers	$8,240	$1,201	$2,089	$4,543	$16,073
Segment gross profit	$5,895	$750	$1,602	$733	$8,980

Less than ten percent of the Company’s long-lived assets are located outside of the PRC. In addition, except for the outsourcing revenues of $4,543 for the three months ended June 30, 2007, which are generated in the United States, all of the Company’s revenues are generated in the PRC.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

18. Restricted net assets

Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principals and the relevant financial regulations applicable to enterprises with foreign investment of the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries the PRC subsidiaries share capital of $16,959, $17,049, $17,049 at December 31, 2006, March 31, 2007 and June 30, 2007 respectively, is considered restricted. As a result of these PRC laws and regulations as of December 31, 2006, March 31, 2007 and June 30, 2007, approximately $24,685, $24,775, $24,775 respectively, is not available for distribution to the Company by its PRC subsidiaries.

19. Subsequent Events

In May 2007, the company entered into agreements to acquire 100% of the business of FEnet Co., Ltd and its subsidiary, Guangzhou FEnet Software Co., Ltd. (“FEnet”) for a purchase price of $3,414 in cash and 396,350 ordinary shares. Additional purchase price consideration of $2,561 in cash is contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. FEnet provides business intelligence software development services in China. The acquisition of FEnet is expected to close in October 2007.

In July 2007, the Company distributed LTI and its subsidiaries LII, LXS, LIIC and Minecode, to its shareholders by way of a pro rata dividend in kind. LTI and its subsidiaries constituted the Company’s outsourcing segment.

Longtop Financial Technologies Limited (Longtop Cayman), a company incorporated in the Cayman Islands, was established in August 2007. On September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of the Company to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in the Company. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between the Company and Longtop Cayman.

In addition, on September 5, 2007, Longtop Cayman issued an additional 95,856 Series B Shares on a pro rata basis to the Series B shareholders of the Company, which represents a correction to the number of the Series B Shares outstanding to reflect the intended capitalization of the Company at the time of Series B Share issuance in December 2006. The redemption value of the Series B Shares was changed from $6.43 per share to $6.28 per share. The gross proceeds of $24,826 remain unchanged. The accounting impact of this corrective issuance was immaterial.

On September 12, 2007, the LTI Founders and the Company agreed to modify certain LTI Founder equity and other arrangements and agreed to other matters. Among other things (1) the existing rights of the LTI Founders to acquire, in total, 315,000 of the Company’s ordinary shares at $6.43 per share pursuant to existing stock options and existing agreements to acquire 300,000 of the Company’s

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

ordinary shares for no consideration from Well Active were cancelled; (2) it was confirmed the LTI Founders unvested options to acquire 107,250 Longtop ordinary shares with a $3 per share exercise price were permitted to continue to vest; (3) the LTI Founders exercised 107,250 vested options to purchase ordinary shares in the Company and the Company purchased the shares for a net purchase price of $930, payable no later than January 31, 2008; and (4) the Company provided a guarantee that LTI would pay $1,225 (the “1,225 Obligation”) to the LTI Founders. The Company will record the $1,225 as an expense during the three months ended September 30, 2007.

In addition, on September 12, 2007, the Company’s Board of Directors:

1)	Declared a dividend, subject to approval of its shareholders, of $1,225 to its shareholders which is to be paid prior to its initial public offering in cash (“$1,225 Dividend”). The Company’s shareholders will contribute the $1,225 Dividend to LTI which LTI will use to settle the $1,225 Obligation to the LTI Founders.

2)	Declared a dividend, subject to the approval of its shareholders, to pay an ordinary share dividend of 150,000 ordinary shares to its shareholders which will be contributed to LTI for future LTI employee and consultant equity incentives;

3)	Approved the terms of the management and services agreement between LTI and the Company. Under the approved terms, Longtop will enter into a management and services agreement with LTI, which is to take effect at the closing of the initial public offering. Under this agreement, Longtop will provide certain managerial, finance and accounting services to LTI following the completion of the initial public offering, in return for (1) $15,000 per month for accounting services; (2) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (3) market rates for the services of provided by its outsourcing services group. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use.

Subsequent to the completion of the foregoing arrangements, Longtop’s contingent obligations in relation to LTI consist of (1) $4,006 in cash, consisting of (a) $1,225 for the $1,225 Obligation, (b) $821 in contingent consideration related to the 48.75% acquisition of LTI and (c) $1,960 for the unescrowed portion of the contingent consideration related to the acquisition of Minecode and (2) 729,107 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,442 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations are to be provided for in full by the above-described dividends and contributions. Prior to Longtop’s distribution of LTI to its shareholders, Longtop had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise, which options remain outstanding.

In September 2007, the Company granted, subject to the closing of its initial public offering, options for the purchase of 112,500 ordinary shares of the Company at an exercise price of $6.43, vesting over four years and 514,650 restricted stock units vesting over four years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

(in U.S. dollar thousands, except share and per share data)

The Board of Directors has approved that the total ordinary shares reserved for the issuance of equity grants under the 2005 Incentive Plan is 8,550,000.

On September 28, 2007, subject to the closing of the Company’s initial public offering and 2005 Long Term Incentive Plan, the Company granted 27,000 restricted share units (RSUs) to certain employees and consultants.

On October 5, 2007, the Company declared a $30 million cash dividend payable to its then-current shareholders, subject to completion of its initial public offering.

On October 9, 2007, the Company effected a 1.5-for-1 share split by means of a share dividend wherein holders of each ordinary share, Series A share and Series B share received an additional 0.5 share for each shares held, respectively. The shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.

* * * * * *

GRAND LEGEND HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

GRAND LEGEND HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheet of Grand Legend Holdings Limited and subsidiary (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Legend Holdings Limited and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

August 2, 2007

GRAND LEGEND HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

December 31, 2005
(In Renminbi Yuan, except share data)
ASSETS
Current assets:
Cash and cash equivalents	6,882,632
Accounts receivable, net	6,251,689
Inventories	1,831,173
Deferred tax assets	187,661
Other current assets	776,788

Total current assets	15,929,943
Fixed assets, net	838,220
Intangible assets, net	7,933
Deferred tax assets	12,246

TOTAL ASSETS	16,788,342

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	3,691,712
Dividend payable	599,017
Deferred revenue	2,374,856
Amounts due to related parties	1,972,295
Accrued and other current liabilities	1,888,294

Total liabilities	10,526,174

Shareholders’ Equity:
Ordinary shares (RMB 0.0828 par value, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding)	331,200
Additional paid-in capital	4,972,160
Accumulated other comprehensive loss	(99,414)
Retained earnings	1,058,222

Total shareholders’ equity	6,262,168

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,788,342

The accompanying notes are an integral part of these consolidated financial statements.

GRAND LEGEND HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2005
(In Renminbi Yuan, except share data)
Revenues:
Software development	15,009,089
Other services	5,779,618

Total revenues	20,788,707
Less: business tax	(214,580)

Net revenues	20,574,127

Cost of revenues:
Software development	8,784,617
Other services	120,094

Total cost of revenues	8,904,711

Gross profit	11,669,416

Operating expenses:
General and administrative	8,052,690
Sales and marketing	2,718,881

Total operating expenses	10,771,571

Income from operations	897,845

Other income:
Interest income	70,684
Other income (expense), net	9,920

Total other income	80,604

Income before income taxes	978,449
Income tax expense	(210,280)

Net income	768,169

The accompanying notes are an integral part of these consolidated financial statements.

GRAND LEGEND HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

December 31, 2005
(In Renminbi Yuan, except share data)
Ordinary shares:
Balance, beginning and end of year	331,200

Additional paid-in capital:
Balance, beginning and end of year	4,972,160

Accumulated other comprehensive income (loss)
Balance, beginning of year	3,140
Foreign currency translation adjustment	(102,554)

Balance, end of year	(99,414)

Retained earnings
Balance, beginning of year	4,317,664
Net income	768,169
Dividend (RMB1.0069 per share)	(4,027,611)

Balance, end of year	1,058,222

Total shareholders’ equity	6,262,168

Comprehensive income:
Net income	768,169
Foreign currency translation adjustment	(102,554)

Total comprehensive income	665,615

Number of Outstanding Shares
Ordinary shares
Balance, beginning and end of year	4,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GRAND LEGEND HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2005
(In Renminbi Yuan, except share data)
Cash flows from operating activities:
Net income	768,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	251,153
Amortization	3,600
Loss on disposal of fixed assets	4,922
Changes in assets and liabilities:
Accounts receivable	1,951,579
Inventories	(170,801)
Other current assets	111
Accounts payable	(585,787)
Deferred revenue	1,975,278
Amount due to related parties	1,553,511
Accrued and other current liabilities	(920,653)
Deferred income taxes	(83,751)

Net cash provided by operating activities	4,747,331

Cash flows from investing activities:
Purchase of fixed assets	(149,125)

Net cash used in investing activities	(149,125)

Cash flows from financing activities:
Dividend paid	(5,738,982)

Net cash used by financing activities	(5,738,982)

Effect of exchange rate differences	(113,457)

Net increase in cash and cash equivalents	(1,254,233)
Cash and cash equivalents, beginning of year	8,136,865

Cash and cash equivalents, end of year	6,882,632

Supplemental disclosure of cash flow information:
Income taxes paid	300,670
Interest paid	—

The accompanying notes are an integral part of these consolidated financial statements.

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

1. Organization and Principal Activities

Grand Legend Holdings Limited (together with its subsidiaries “GL” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on January 2, 2002.

GL provides a comprehensive range of software solutions and services to financial institutions and public service agencies in the People’s Republic of China (the “PRC”), including the development and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.

GL operates through a wholly-owned subsidiary, Advanced Business Services (Beijing) Co., Ltd. (“ABS”), which was incorporated in the PRC on April 18, 2002.

2. Summary of Significant Accounting Policies

Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation—The consolidated financial statements include the financial statements of Grand Legend Holdings Limited and its wholly-owned subsidiary. All significant inter-company transactions and balances are eliminated upon consolidation.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Allowances for doubtful accounts—Allowance for doubtful accounts is made based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. The balance of allowances for doubtful accounts is nil as at December 31, 2005.

Inventories—Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.

Fixed assets and depreciation—Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Leasehold Improvement	Shorter of lease term or the Estimated useful life of the asset
Equipment and fixtures	5 years

Repairs and maintenance that do not extend the useful life of the asset are expensed as incurred.

Intangible assets—Intangible assets comprise computer software purchased from unrelated third parties and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets of five years.

Impairment of Long-lived Assets—The Company evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment of long-lived assets during the year ended December 31, 2005.

Revenue recognition—The Company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development of software, assistance in implementation and customization, and post-contract customer support (“PCS”), (ii) other services represents revenue from providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. The Company recognizes revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.

1) Software development services

In 2005, the Company did not have vendor-specific objective evidence (“VSOE”) of PCS on contracts with multiple elements. Also, the Company did not have a system in place which could reliably estimate its cost or progress toward completion related to its software development projects. As a result, the Company utilized the completed contract method of accounting for such arrangements with revenues being deferred and recognized ratably over the PCS period. For those arrangements without PCS, revenues are deferred and recognized upon client acceptance. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2) Other services

Revenue from maintenance, system integration and other services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred.

Revenue from system integration services is recorded on a net basis under the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”. The Company obtains manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at December 31, 2005.

Revenue in excess of billings is recorded as unbilled receivables and included in accounts receivable, and amounted to RMB122,678 at December 31, 2005. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

Income taxes—Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes significant estimates include estimating the allowances for doubtful accounts.

Financial instruments—The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other current liabilities are carried at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

Foreign currency translation and foreign currency risk—The Company uses the Renminbi (“RMB”) as its reporting currency and uses HKD as its functional currency. The balance sheets are translated into RMB based on the rates of exchange existing on the balance sheet date. The statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income in stockholders’ equity.

The financial records of the Company’s PRC subsidiary are maintained in RMB, its functional currency and the currency of the PRC. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than RMB during the year are converted into RMB at the rates of exchange ruling at the transaction dates.

The RMB is not fully convertible into Hong Kong dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the People’s Bank of China on December 31, 2005 was HKD1.00 = RMB1.0403. As of December 31, 2005, the Company had foreign bank balances located in Hong Kong of amounts equivalent to RMB 2,571,311, of its total cash and bank balance.

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

Concentration of credit risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other securities from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the year presented, the Company’s comprehensive income consisted of net income and cumulative translation adjustments.

Recent accounting pronouncements—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No.109, (“FIN 48”) which proscribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 in fiscal 2008. Management is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 requires that entities present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

3. Fixed assets, net

December 31, 2005
RMB
Equipment and fixtures	1,140,329
Leasehold improvements	280,496

Total	1,420,825
Less: Accumulated depreciation	(582,605)

Fixed assets, net	838,220

Total fixed assets depreciation expense recognized in 2005 was RMB251,153.

4. Intangible assets

December 31, 2005
RMB
Computer software	18,000
Less: Accumulated amortization	(10,067)

Intangible Assets, net	7,933

Total intangible assets amortization expense recognized in 2005 was RMB3,600.

The annual estimated amortization expense for the above intangible assets for each of the following years is as following:

2006	3,600
2007	3,600
2008	733

7,933

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

5. Accrued and other current liabilities

December 31, 2005
RMB
Other current liabilities	179,429
Other taxes payable	493,756
Employee salary and benefits payable	1,215,109

Total	1,888,294

The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are also subject to business tax at the rates of 5% on certain types of service revenues from software development and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee’s payroll for remittance to the tax authorities.

6. Income taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no British Virgin Islands withholding tax is imposed upon any payment of dividends.

China

The Company’s subsidiary in China is governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for certain technology enterprises which are classified as a “new technology enterprises”. Furthermore, new technology enterprises are exempted from Chinese state corporate income tax for three years, beginning with their first year of operations, and are entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter. Accordingly, the operations of the Company in the PRC are subject to tax at 7.5% for the three years ending December 31, 2005, 2006 and 2007 as it is classified as “new technology enterprise” and is in the 50% tax reduction periods.

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

The provision for income tax expense consists of the following:

December 31, 2005
RMB
Current
British Virgin Islands	—
China	294,031

Total current income tax expense	294,031

Deferred
British Virgin Islands	—
China	(83,751)

Total deferred income tax benefit	(83,751)

Total income tax expense	210,280

The principal components of the deferred tax assets are as follows:

December 31, 2005
RMB
Deferred revenue	168,913
Accrued expenses	30,994

Total deferred tax assets	199,907

Reported as:
Current deferred tax assets	187,661
Long term deferred tax assets	12,246

Total deferred tax assets	199,907

A reconciliation between the provision for income tax computed by applying the PRC enterprise income tax of 33% to income before income taxable and the actual provision for income taxes is as follows:

December 31, 2005
RMB
PRC enterprise income tax	33.0%
Expenses not deductible for tax purposes	14.0%
Tax exemption granted to the Company	(25.5)%

21.5%

Gross tax exemption	249,504

Tax exemption per share	0.06

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

7. China Employee Benefit Plan

The Company’s subsidiary in China participates in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During the year ended December 31, 2005, the Company recorded an expense of RMB1,420,873 for such benefits and had an accrued liability of RMB627,951 as of December 31, 2005 for liabilities to these funds.

8. Certain significant risks and uncertainties

The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. The largest customer individually accounted for 78% of the Company’s total sales during 2005 and 95% of the Company’s accounts receivable as of December 31, 2005.

9. Related Party Transaction

In 2005, amounts due to related parties pertain to cash advances received from shareholders. Such cash advances are unsecured, interest-free and have no fixed repayment terms. Detail of cash advances are as follows:

Wisdom Legend Investment Limited	1,261,978
Lin Yang	710,317

1,972,295

10. Commitments

The Company leases certain premises for operations under non-cancelable operating leases. The rental expense was approximately RMB686,758 during 2005, and was charged to the statement of operations when incurred.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2005 were as follows:

2006	663,268
2007	11,000
2008 and after	—

674,268

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2005.

GRAND LEGEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Renminbi Yuan, except share data)

11. Restricted net assets

Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principals and the relevant financial regulations applicable to enterprises with foreign investment of the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the discretion of the respective subsidiary. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiary, the PRC subsidiary share capital of RMB5,306,500 at December 31, 2005 is considered restricted. As a result of these PRC laws and regulations as of December 31, 2005, approximately RMB7,019,638 is not available for distribution to the Company by its PRC subsidiary.

*****

INDEX TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(In U.S. dollar thousands, unless otherwise stated)

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Longtop Financial Technologies Limited (“Longtop” or the “Company”), appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisition is derived from the historical financial statements of Grand Legend Holdings Limited and its subsidiaries (“Grand Legend”). Financial information with respect to the disposition is derived from the historical financial statements of Longtop International Ltd and its subsidiaries (“LTI”).

The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expense. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated balance sheets and statements of operations is to provide information on the impact of the acquisition of Grand Legend, and the disposition of LTI. The acquisition of Grand Legend in May 2006 enables Longtop to increase its profit and revenue, and expand its presence in Beijing. The disposition of LTI to Longtop shareholders (“Shareholders”) by way of a pro rata dividend in kind in July 2007 will enable Longtop to focus on its software development core business.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 presents adjustments as if the acquisition of Grand Legend had been consummated on January 1, 2006 and that LTI was distributed to Shareholders since the formation of LTI in February 2006. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2007 and for the three months ended June 30, 2007 present adjustments as if the disposition of LTI had been consummated on January 1, 2007. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2007 illustrates the effects of the disposition of LTI as of the most recent balance sheet date.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with historical consolidated financial statements, including the notes thereto, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this prospectus.

While the unaudited pro forma condensed consolidated financial information is helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. Actual consolidated results of operations may differ significantly from the pro forma amounts reflected below. We have included in the unaudited pro forma condensed consolidated statements of operations all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

(In U.S. dollar thousands, except share and per share data)

	Longtop Financial Technologies Limited for the year ended December 31, 2006	Grand Legend Holdings for the five months ended May 31, 2006	Acquisition Pro Forma Adjustments	Note	Sub-total Pro forma after acquisitions	Pro forma Adjustment- Elimination of LTI from Longtop for the ten months ended December 31, 2006	Note	Pro forma	Note
Revenues:
Software development	$33,312	$121	$—		$33,433	$—		$33,433
Other services	9,868	797	—		10,665	—		10,665

Total revenues	43,180	918	—		44,098	—		44,098
Less business taxes	(534)	(28)	—		(562)	—		(562)

Net revenues	42,646	890	—		43,536	—		43,536

Cost of revenues:
Software development	4,092	137	369	(1)	4,598	—		4,598
Other services	3,037	13	—		3,050	—		3,050

Total cost of revenues	7,129	150	369		7,648	—		7,648

Gross profit	35,517	740	(369)		35,888	—		35,888

Operating expenses:
Research and development	1,797	—	—		1,797	—		1,797
Sales and marketing	3,170	105	—		3,275	—		3,275
General and administrative	17,954	540	—		18,494	—		18,494

Total operating expenses	22,921	645	—		23,566	—		23,566

Income from operations	12,596	95	(369)		12,322	—		12,322

Other income (expenses):
Interest income	343	1	—		344	—		344
Interest expense	(703)	—	—		(703)	—		(703)
Other income (expenses), net	86	27	—		113	—		113

Total other income (expenses)	(274)	28	—		(246)	—		(246)

Income before income taxes and equity in an associate	12,322	123	(369)		12,076	—		12,076
Income tax expense (benefit)	(3,751)	(11)	28	(2)	(3,734)	—		(3,734)

Income before equity in an associate	8,571	112	(341)		8,342	—		8,342
Loss from investment in an associate	(263)	—			(263)	263	(3)	—

Net income	8,308	112	(341)		8,079	263		8,342

Net income per share:
Basic ordinary share	$0.25							$0.24
Basic preferred share	$0.25							$0.24
Diluted	$0.22							$0.22
Shares used in computation of net income per share:
Basic ordinary share	29,761,901							30,577,167	(4)
Basic preferred share	3,545,217							3,545,217
Diluted	37,874,254							38,689,520	(4)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2007

(In U.S. dollar thousands, except share and per share data)

	Longtop Financial Technologies Limited for the three months ended March 31, 2007	Pro forma Adjustment- Elimination of LTI from Longtop for the three months ended March 31, 2007	Pro forma
Revenues:
Software development	$5,869	$—	$5,869
Other services	2,887	(1,006)	1,881

Total revenues	8,756	(1,006)	7,750
Less business taxes	(105)	—	(105)

Net revenues	8,651	(1,006)	7,645

Cost of revenues:
Software development	1,831	—	1,831
Other services	1,523	(953)	570

Total cost of revenues	3,354	(953)	2,401

Gross profit	5,297	(53)	5,244

Operating expenses:
Research and development	341	—	341
Sales and marketing	711	—	711
General and administrative	2,874	(312)	2,562

Total operating expenses	3,926	(312)	3,614

Income from operations	1,371	259	1,630

Other income (expenses):
Interest income	100	(1)	99
Interest expense	(102)	1	(101)
Other income (expenses), net	(22)	—	(22)

Total other income (expenses)	(24)	—	(24)

Income before income taxes and equity in an associate	1,347	259	1,606
Income tax expense	(579)	(20)	(599)

Income before equity in an associate	768	239	1,007
Loss from investment in an associate	—	—	—

Net income	768	239	1,007

Net income per share:
Basic ordinary share	$0.02		$0.03
Basic preferred share	$0.02		$0.03
Diluted	$0.02		$0.02
Shares used in computation of net income per share:
Basic ordinary share	29,705,267		29,705,267
Basic preferred share	10,218,005		10,218,005
Diluted	40,326,496		40,326,496

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended June 30, 2007

(In U.S. dollar thousands, except share and per share data)

	Longtop Financial Technologies Limited for the three months ended June 30, 2007	Pro forma Adjustment- Elimination of LTI from Longtop for the three months ended June 30, 2007	Pro forma
Revenues:
Software development	$8,240	$—	$8,240
Other services	7,833	(4,543)	3,290

Total revenues	16,073	(4,543)	11,530
Less business taxes	(117)	—	(117)

Net revenues	15,956	(4,543)	11,413

Cost of revenues:
Software development	2,285	—	2,285
Other services	4,691	(3,777)	914

Total cost of revenues	6,976	(3,777)	3,199

Gross profit	8,980	(766)	8,214

Operating expenses:
Research and development	437	—	437
Sales and marketing	926	(14)	912
General and administrative	2,526	(712)	1,814

Total operating expenses	3,889	(726)	3,163

Income from operations	5,091	(40)	5,051

Other income (expenses):
Interest income	281	(6)	275
Interest expense	(172)	3	(169)
Other income (expenses), net	38	(4)	34

Total other income (expenses)	147	(7)	140

Income before income taxes and equity in an associate	5,238	(47)	5,191
Income tax expense	(309)	115	(194)

Income before equity in an associate	4,929	68	4,997
Loss from investment in an associate	—	—	—

Net income	4,929	68	4,997

Net income per share:
Basic ordinary share	$0.12		$0.13
Basic preferred share	$0.12		$0.13
Diluted	$0.12		$0.12
Shares used in computation of net income per share:
Basic ordinary share	29,705,267		29,705,267
Basic preferred share	10,218,005		10,218,005
Diluted	40,496,634		40,496,634

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2007

(In U.S. dollar thousands, except share and per share data)

	Longtop Financial Technologies Limited	Pro forma Adjustment- Elimination of LTI from Longtop	Pro forma
ASSETS
Current assets:
Cash and cash equivalents	$79,444	$(3,324)	$76,120
Restricted cash	3,353	—	3,353
Accounts receivable, net	19,131	(2,598)	16,533
Inventories	1,692	—	1,692
Amounts due from related parties	—	—	—
Deferred tax assets	192	—	192
Other current assets	4,547	(17)	4,530

Total current assets	108,359	(5,939)	102,420
Fixed assets, net	5,074	(169)	4,905
Intangible assets, net	7,696	(5,263)	2,433
Goodwill	12,823	(2,966)	9,857
Investment in an associate	—	—	—
Deferred tax assets	209	(43)	166
Other assets	613	—	613

Total assets	$134,774	$(14,380)	$120,394

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$12,889	$—	$12,889
Accounts payable	1,913	(1,007)	906
Deferred revenue	5,239	—	5,239
Amounts due to related parties	—	—	—
Deferred tax liabilities	—	—	—
Accrued and other current liabilities	15,904	(911)	14,993

Total current liabilities	35,945	(1,918)	34,027
Long-term liabilities:
Obligations under capital leases, net of current portion	178	(30)	148
Deferred tax liabilities	497	(239)	258
Other non-current liabilities	500		500

Total liabilities	37,120	(2,187)	34,933

Commitments and contingencies
Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (nil, 6,360,001, 6,360,001 shares authorized, issued and outstanding in 2005, 2006 and 2007, respectively, liquidation value $23,416)	$23,214	$—	$23,214
Series B convertible redeemable preferred shares: $0.01 par value (nil, 3,858,005, 3,858,005 shares authorized, issued, and outstanding in 2005, 2006 and 2007, respectively, liquidation value $24,826)	24,673	—	24,673

Total mezzanine equity	47,887	—	47,887

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 30,000,000, 29,705,267 and 29,705,267 shares issued and outstanding in 2005, 2006 and 2007, respectively)	$297		$297
Additional paid-in capital	19,382		19,382
Subscription receivable	—		—
Retained earnings	26,749	(12,193)	14,556
Accumulated other comprehensive income	3,339		3,339

Total shareholders’ equity	49,767	(12,193)	37,574

Total liabilities, mezzanine equity and shareholders’ equity	$134,774	$(14,380)	$120,394

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(In U.S. dollar thousands, unless otherwise stated)

The following pro forma adjustments have been made to the unaudited pro forma condensed consolidated financial information.

(1)	Reflects amortization for the intangible assets recorded as a result of our acquisition of Grand Legend. The intangible assets (customer backlog) were acquired at an original cost of $2,661 with three years estimated useful life.

(2)	Reflects deferred income tax impact of the amortization of intangible assets recorded as a result of our acquisition of Grand Legend.

(3)	When LTI was formed in February 2006, the Company acquired 51.25% equity interest in LTI. The investment was recorded under the equity method. This adjustment adds back the loss from LTI that the Company shared during the period from LTI’s formation in February 2006 to December 31, 2006 assuming that the equity interest in LTI was distributed to Shareholders on the date of LTI’s formation.

(4)	Shares used in computation of basic and diluted net income per share on a pro forma basis include 815,267 ordinary shares issued for the acquisition of Grand Legend.

东南融通
Longtop Group

www.longtop.com

Focus on Financial Services Industry
Software , Solution , Service

Longtop Financial Technologies Limited

10,434,500 American Depositary Shares

Representing

10,434,500 Ordinary Shares

Goldman Sachs (Asia) L.L.C.

Deutsche Bank Securities

Representatives of the Underwriters

Jefferies & Company

Through and including November 18, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.